                    International Bank for Reconstruction and
                                 Development

                                    [LOGO]

                       Management's Discussion & Analysis
                                     and
                             Financial Statements
                                June 30, 1998

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                         Table of Contents
                           June 30, 1998
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                        MANAGEMENT'S DISCUSSION AND ANALYSIS

     1.   Financial Overview . . . . . . . . . . . . . . . . . . . . . . .3

     2.   Development Activities . . . . . . . . . . . . . . . . . . . . .4

          Loans. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .4
          Guarantees . . . . . . . . . . . . . . . . . . . . . . . . . . 11
          Lending Limit. . . . . . . . . . . . . . . . . . . . . . . . . 11
          Other Activities . . . . . . . . . . . . . . . . . . . . . . . 12

     3.   Risk Management. . . . . . . . . . . . . . . . . . . . . . . . 12

          Credit Risk. . . . . . . . . . . . . . . . . . . . . . . . . . 13
          Interest Rate Risk . . . . . . . . . . . . . . . . . . . . . . 15
          Exchange Rate Risk . . . . . . . . . . . . . . . . . . . . . . 16
          Operating Risk . . . . . . . . . . . . . . . . . . . . . . . . 17

     4.   Liquidity Management . . . . . . . . . . . . . . . . . . . . . 18

     5.   Funding Resources. . . . . . . . . . . . . . . . . . . . . . . 19

          Equity . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19
          Borrowings . . . . . . . . . . . . . . . . . . . . . . . . . . 20

     6.   Results of Operations. . . . . . . . . . . . . . . . . . . . . 21


                                FINANCIAL STATEMENTS

     Balance Sheet . . . . . . . . . . . . . . . . . . . . . . . . . . . 28

     Statement of Income . . . . . . . . . . . . . . . . . . . . . . . . 30

     Statement of Changes in Retained Earnings . . . . . . . . . . . . . 31

     Statement of Changes in Cumulative Translation Adjustment . . . . . 31

     Statement of Cash Flows . . . . . . . . . . . . . . . . . . . . . . 32

     Summary Statement of Loans. . . . . . . . . . . . . . . . . . . . . 34

     Statement of Subscriptions to Capital Stock and Voting Power. . . . 37

     Notes to Financial Statements . . . . . . . . . . . . . . . . . . . 41

     Report of Independent Accountants . . . . . . . . . . . . . . . . . 74



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2                                         Management's Discussion and Analysis
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CERTAIN FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO RISKS AND
UNCERTAINTIES. IBRD'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE SET FORTH IN SUCH FORWARD-LOOKING STATEMENTS.
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Management's Discussion and Analysis                                         3
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1.  FINANCIAL OVERVIEW

The International Bank for Reconstruction and Development (IBRD) is an international organization established in 1945 and owned by its member countries. IBRD's main goals are promoting sustainable economic development and reducing poverty. It pursues these goals primarily by providing loans, guarantees and related technical assistance for projects and programs in its developing member countries. IBRD's ability to intermediate funds from international capital markets for lending to its developing member countries is an important element in achieving its development goals. IBRD's objective is not to maximize profit, but to earn adequate net income to ensure its financial strength and to sustain its development activities on an ongoing basis.

The table below presents selected financial data for the last five fiscal years:

--------------------------------------------------------------------------------------------------------------
                                              1998           1997           1996           1995           1994
                                              ----           ----           ----           ----           ----
FOR THE YEAR     U.S. $  MILLIONS

Loan Income                                  6,881          7,235          7,922          8,187          7,822
Interest                                     6,775          7,122          7,804          8,069          7,707
Commitment Charges                             106            113            118            118            115
Provision for Loan Losses                     (251)           (63)           (42)           (12)            --
Investment Income                            1,233            834            720          1,082            711
Borrowing Expenses                          (6,144)        (5,952)        (6,570)        (6,944)        (6,646)
Net Noninterest Expense                       (476)          (769)          (843)          (959)          (836)
Net Income                                   1,243          1,285          1,187          1,354          1,051

PERFORMANCE RATIOS    %

Net Return on Average Earning Assets:(a)      0.98           1.04           0.91           1.00           0.85

Gross Return on:
Average Earning Assets(a)                     6.38           6.51           6.62           6.94           6.82
Average Outstanding Loans(a)                  6.54           6.75           6.92           7.12           7.45
Average Cash and Investments                  5.62           5.00           4.43           5.69           3.53
Cost of Average Borrowings (after swaps)      6.10           6.14           6.44           6.62           5.49

Interest Coverage Ratio                       1.20           1.22           1.18           1.19           1.16
Reserves-to-Loans Ratio(b)                   14.06          14.49          14.36          14.49          14.35

TOTAL AT YEAR-END     U.S. $  MILLIONS

Total Assets                               204,971        161,945        152,004        168,579        157,399
Cash and Liquid Investments(c)              24,648         18,107         15,898         18,274         19,095
Loans Outstanding                          106,576        105,805        110,246        123,499        109,291
Accumulated Provision for Loan Losses       (3,240)        (3,210)        (3,340)        (3,740)        (3,324)
Borrowings Outstanding(d)                  103,589         96,679         96,719        108,290         98,815
Total Equity                                26,514         27,228         28,300         30,461         26,946
--------------------------------------------------------------------------------------------------------------

     a.  Includes commitment charges.
     b. On July 30, 1998, the Executive Directors approved a change in the computation of the Reserves-to-Loans ratio.
         Prior year amounts have been restated for comparability.
     c.  Includes investments designated as held-to-maturity.
     d.  Outstanding borrowings, before swaps, net of premium/discount.

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4                                         Management's Discussion and Analysis
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The financial strength of IBRD is based on the support it receives from its shareholders and on its array of financial policies and practices.
Shareholder support for IBRD is reflected in the capital backing it has received from its members and in the record of its borrowing members in meeting their debt-service obligations to it. IBRD's financial policies and practices have led it to build reserves, to diversify its funding sources, to hold a large portfolio of liquid investments and to limit a variety of risks, including credit, market and liquidity risks.

IBRD's principal assets are its loans to member countries. The bulk of IBRD's outstanding loans are priced on a cost pass-through basis, in which the cost of funding the loans - and hence the benefits of IBRD's intermediation efficiency -are passed through to the borrower, plus a fixed spread of 50 basis points. During FY 1992 - FY 1998 IBRD provided waivers of a portion of commitment charges and interest to eligible borrowers.

From year to year IBRD's net income is affected by a number of factors, including the level of nonaccrual loans, changes in interest rates (which flow through with a lag to the pass-through lending rates) and the level of the lending rates (which determine the earnings on equity funding loans). IBRD holds its assets and liabilities primarily in U.S. dollars, Deutsche mark and Japanese yen. IBRD mitigates its exposure to currency exchange rate risks by matching the currencies of its assets, liabilities and reserves; however, reported income is affected by exchange rate movements. The increasing strength of the U.S. dollar, IBRD's reporting currency, has reduced assets, liabilities and reported net income during the last three fiscal years. This financial statement reporting effect does not impact IBRD's risk bearing and earning capacity.

IBRD's primary consideration in the allocation of net income is the adequacy of its reserves. In recent years IBRD has had sufficient net income to allow it to fund significant transfers to the International Development Association
(IDA), the Heavily Indebted Poor Countries (HIPC) Debt Initiative Trust Fund and other development priorities of its shareholders.

During FY 1998 IBRD experienced unprecedented growth in its loan disbursements and commitments, prompted primarily by the financial crisis in East Asia and adjustment lending in Eastern Europe and Central Asia. This loan growth has reduced IBRD's reserves-to-loans ratio from 14.49% at June 30, 1997 to 14.06% at June 30, 1998. However, the implications of this reduction in the reserves-to-loans ratio for IBRD's risk-bearing capacity depend on changes in credit risks in the loan portfolio. On July 30, 1998, to ensure that the reserves-to-loans ratio continues to be adequate, IBRD's Executive Directors approved the allocation of $750 million of FY 1998 net income to reserves. The maturity of high interest, fixed rate loans from the early 1980s and, more broadly, the effects of lower lending rates on net income via the investment in loans of IBRD members' equity (free funds), contribute to an outlook of declining net income. IBRD continues to evaluate additional measures for enhancing its risk bearing capacity.

2.  DEVELOPMENT ACTIVITIES

IBRD offers a range of instruments to its member countries to meet their development needs. These financial instruments fall into two primary categories, loans and guarantees.

LOANS

From its establishment through June 30, 1998, IBRD had approved loans totaling $323,449 million to borrowers in 128 countries. The loans held by IBRD, including loans approved but not yet effective, at June 30, 1998 totaled $157,641 million, of which $106,576 million was disbursed and $51,065 million was undisbursed. Cumulative loan repayments at June 30, 1998, based on exchange rates at the time of disbursement, were $121,421 million.

IBRD's lending operations have conformed generally to five principles derived from its Articles of Agreement (the Articles). These principles, taken together, seek to ensure that IBRD loans are made to member countries for financially and economically sound purposes to which those countries have assigned high priority, and that funds lent are utilized as intended. The five principles are:

      (i) IBRD makes loans to governments, governmental authorities or private enterprises in the territories of member countries. A loan that is not made directly to the member in whose territories the project is located must be guaranteed as to principal, interest and other charges by the member or its central bank or a comparable agency of the member acceptable to IBRD. A guarantee by the member itself has been obtained in all such cases to date.

     (ii) IBRD's loans are designed to promote the use of resources for productive purposes in its member countries. Projects financed by IBRD loans are required to meet IBRD's standards for technical, economic, financial, institutional and environmental soundness.


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Management's Discussion and Analysis                                         5
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    (iii) In making loans, IBRD must act prudently and pay due regard to the prospects of repayment. Decisions to make loans are based upon, among other things, studies by IBRD of a country's economic structure, including assessments of its resources and ability to generate sufficient foreign exchange to meet debt-service obligations.

     (iv) IBRD must be satisfied that in the prevailing market conditions (taking into account the member's overall external financing requirements), the borrower would be unable to obtain financing under conditions which, in the opinion of IBRD, are reasonable for the borrower. IBRD is intended to promote private investment, not to compete with it.

      (v) The use of loan proceeds is supervised. IBRD makes arrangements to ensure that funds loaned are used only for authorized purposes and, where relevant, with due attention to considerations of cost-effectiveness. This policy is enforced primarily by requiring borrowers (a) to submit documentation establishing, to IBRD's satisfaction, that the expenditures financed with the proceeds of loans are made in conformity with the applicable lending agreements and (b) to procure goods and services through procedures, including international competitive bidding, which IBRD judges to be likely to lead to cost-efficient procurement.

Within the scope permitted by the Articles, these policies must necessarily be developed and adjusted in light of experience and changing conditions.

The process of identifying and appraising a project and approving and disbursing a loan often extends over several years. The appraisal of projects is carried out by IBRD's operational staff (engineers, financial analysts, economists and other sector and country specialists). With minor exceptions, all loans must be approved by the IBRD's Executive Directors. Loan disbursements are subject to the fulfillment of conditions set out in the loan agreement. IBRD is in the process of revising its financial project management and disbursement procedures with the intention of making them more efficient and effective, through the Loan Administration Change Initiative. During project implementation IBRD staff with experience in the sector or the country involved periodically visit project sites to review progress, monitor compliance with IBRD policies and assist in resolving any problems that may arise. Subsequent to completion the project is evaluated to determine the extent to which its major objectives were met. Similar appraisal, approval, supervision and evaluation procedures apply in the case of IBRD structural and sectoral adjustment and other non-project loans.

LENDING INSTRUMENTS

IBRD lending may take the form of any of the following instruments:

INVESTMENT LENDING

IBRD has several products that support investment activities, either discrete projects or programs of investments. These loans broadly fall into the following categories:

     -- SPECIFIC INVESTMENT LOANS fund the creation of new productive assets or economic, social, and institutional infrastructure or their rehabilitation to full capacity.

     -- SECTOR INVESTMENT AND MAINTENANCE LOANS are designed to bring investments, policies, and performance in specific sectors or subsectors in line with agreed economic priorities.

     -- FINANCIAL INTERMEDIARY LOANS support the development of financial institutions and provide funds to be channeled through intermediaries for general credit or for the development of sectors or subsectors. The primary objective of these loans is to improve the operational efficiency of financial institutions in a competitive environment.

     -- EMERGENCY RECOVERY LOANS are made to restore assets and productivity immediately after a major emergency (such as war, civil disturbance, or natural disaster) that seriously disrupts the country's economy.

     -- TECHNICAL ASSISTANCE LOANS are designed to strengthen capacity in entities concerned with policies, strategies and institutional reforms in such areas as public enterprise reform and divestiture, civil service and judicial reform, government budgetary management, and the formulation of economic policy.

IBRD's management is also developing a range of new lending instruments. The first of these new products are the Adaptable Lending (AL) instruments, which include:

     -- LEARNING AND INNOVATION LOANS (LILs): These are designed to support small, time-sensitive programs to build capacity, pilot promising initiatives, or to experiment with and develop locally-based models prior to large

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6                                         Management's Discussion and Analysis
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          scale interventions.  LILs are modest in size with each loan not exceeding $5 million. Approvals of LILs are at the management level rather than at the Executive Director level.

     -- ADAPTABLE PROGRAM LOANS (APLs): These are designed to provide for funding of a long-term development program through a series of operations. Succeeding operations are committed on the basis of satisfactory performance on agreed milestones, indicators, periodic reviews, and the evaluation of implementation progress and emerging needs. Authority for approval is with the Executive Directors for the first loan of each program and the long-term program agreement. Authority for approval of subsequent APLs is with IBRD's management subject to oversight and review by the Executive Directors.

The introduction of LILs and APLs was approved by the Executive Directors on September 4, 1997.

A breakdown of IBRD's investment lending approved in FY 1998 and in each of the two preceding fiscal years is as follows:

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------------------------------------------
                                                   FY 1998                       FY 1997                       FY 1996
                                            --------------------         ---------------------         -----------------------
                                                       AS A % OF                     AS A % OF                     AS A % OF
INSTRUMENTS                                 AMOUNT    TOTAL LOANS         AMOUNT    TOTAL LOANS         AMOUNT    TOTAL LOANS
--------------------------------------------------------------------------------------------------------------------------------
Adaptable Program Loans                     $  749              4           $  -              -           $  -              -
Emergency Recovery Loans                       410              2              -              -            318              2
Financial Intermediary Loans                   122              *             92              1             75              1
Learning and Innovation Loans                   33              *              -              -              -              -
Sector Investment and Maintenance Loans        599              3            545              4          1,933             13
Specific Investment Loans                    9,000             43          9,477             65          9,136             62
Technical Assistance Loans                     238              1            273              2            364              3
                                           -------           ----      ---------            ---      ---------            ---
Total                                      $11,151             53      $  10,387             72      $  11,826             81
                                           -------           ----      ---------            ---      ---------            ---
                                           -------           ----      ---------            ---      ---------            ---
--------------------------------------------------------------------------------------------------------------------------------

* Indicates amounts less than 0.5%.

ADJUSTMENT LENDING

Most IBRD loans are for specific projects. IBRD also makes adjustment loans designed to support the introduction of basic changes in economic, financial and other policies of key importance for the economic development of member countries. Disbursements on these loans are conditional on certain performance objectives. The Executive Directors have agreed that adjustment lending, excluding debt and debt-service reduction loans, will normally not exceed 25% of total IBRD lending. As a result of several adjustment and similar loans made by IBRD this fiscal year, 47% of IBRD's lending in FY 1998 consisted of such loans. The Executive Directors considered the matter and are fully aware that, in light of the specific and unusual financial circumstances in Asia at present, the guideline has been exceeded this fiscal year, and may possibly be exceeded again in subsequent years. Adjustment loans are broadly classified as follows:

     -- STRUCTURAL ADJUSTMENT LOANS support specific policy changes and institutional reforms. Agreement on a satisfactory macroeconomic framework and policy actions that can be monitored on a specific schedule are required.

     -- SECTOR ADJUSTMENT LOANS support comprehensive policy changes and institutional reforms in major sectors. They also require agreement on a satisfactory macroeconomic framework and its implementation, and a specific action program that can be monitored.

     -- REHABILITATION LOANS provide support for government policy reform programs to assist the private sector where foreign exchange is required for urgent rehabilitation of key infrastructure and productive facilities.

     -- DEBT AND DEBT-SERVICE REDUCTION LOANS assist an eligible, highly-indebted country in financing an approved debt and debt-service reduction operation on its commercial debt that is designed to reduce the debt to a manageable level and contribute to a viable medium-term financing plan and the attainment of medium-term growth objectives.


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Management's Discussion and Analysis                                         7
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A breakdown of IBRD's adjustment lending approved in FY 1998, and in each of the two preceding fiscal years is as follows:

IN MILLIONS OF U.S. DOLLARS
-----------------------------------------------------------------------------------------------------------------------------
                                                 FY 1998                       FY 1997                       FY 1996
                                            --------------------         ---------------------          ---------------------
                                                       AS A % OF                     AS A % OF                     AS A % OF
 INSTRUMENTS                                AMOUNT    TOTAL LOANS         AMOUNT    TOTAL LOANS         AMOUNT    TOTAL LOANS
-----------------------------------------------------------------------------------------------------------------------------
Structural adjustment loans(a)            $  8,285             39       $  1,295              9         $  350              2
Sector adjustment loans                      1,650              8          2,590             18          2,450             17
Rehabilitation loans                             -              -             70              *              -              -
                                          --------            ---       -------             ---       --------            ---
Total                                     $  9,935             47       $  3,955             27       $  2,800             19
                                          --------            ---       -------             ---       --------            ---
                                          --------            ---       -------             ---       --------            ---
Debt and Debt-Service

Reduction Loans                               $  -              -         $  183              1          $  30              *
                                          --------            ---       -------             ---       --------            ---
-----------------------------------------------------------------------------------------------------------------------------

     a. Includes a $3,000 million economic reconstruction loan to the Republic of Korea.
     *  Indicates amounts less than 0.5%.


ENCLAVE LENDING

On rare occasions an IBRD loan will be made for a large, foreign exchange generating project in an IDA-only country. In these circumstances appropriate risk mitigation measures are incorporated (including off-shore escrow accounts and debt-service reserves acceptable to IBRD) to ensure that the risks to IBRD are minimized. At June 30, 1998, IBRD had less than $150 million in outstanding loans for enclave projects.

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8                                         Management's Discussion and Analysis
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LENDING BY SECTOR

 A breakdown by sector of IBRD's outstanding loans and loans approved in each of the last three fiscal years is as follows:

                                                                              LOANS APPROVED DURING
                                    TOTAL LOANS OUTSTANDING    -------------------------------------------------
SECTORS                                  AT END FY 1998            FY 1998            FY 1997            FY 1996
----------------------------------------------------------------------------------------------------------------
                                             USD M    %         USD M    %         USD M    %         USD M    %
                                         ---------  ---      -------------      -------------      -------------
Agriculture                              $  11,564   11      $  1,481    7      $  2,811   19      $  1,414   10
Education                                    4,749    5         1,928    9           762    5           921    6
Electric Power and Other Energy             13,625   13         1,115    5         1,613   11         2,459   17
Environment                                  1,310    1           754    4            23    *           535    4
Finance                                     14,822   14         6,103   29           994    7         1,199    8
Health, Population and Nutrition             2,309    2           911    4           246    2         1,495   10
Industry                                     5,924    5             -    -           145    1           217    2
Mining and Other Extractive                  1,817    2         1,369    7           300    2           571    4
Multi-Sector                                17,194   16         1,188    6         1,373    9           906    6
Oil and Gas                                  3,975    4           130    1           114    1            30    *
Public Sector Management                     4,764    4         1,638    8           730    5         1,036    7
Social                                       1,857    2           934    4         1,304    9           440    3
Telecommunications and Informatics           1,254    1            68    *             -    -            35    *
Transportation                              12,581   12         2,135   10         3,085   21         2,237   15
Urban Development                            5,084    5           894    4           646    5           632    4
Water Supply and Sanitation                  3,293    3           438    2           380    3           529    4
                                         ---------  ---      -------------      -------------      -------------
Total (a)**                             $  106,122  100       $21,086  100     $  14,525  100     $  14,656  100
                                         ---------  ---      -------------      -------------      -------------
                                         ---------  ---      -------------      -------------      -------------
----------------------------------------------------------------------------------------------------------------

      a.   Excludes loans to the IFC.
      *    Indicates amounts less than 0.5%.
     **    May differ from sum of individual figures shown due to rounding.

FINANCIAL TERMS OF LENDING INSTRUMENTS

Any of the previously described instruments can be offered with various financial terms. Presently IBRD offers new loans with three types of financial terms: multicurrency pool loans, LIBOR-based single currency loans, and fixed rate single currency loans. This product offering is intended to provide borrowers flexibility to select terms that are compatible with their debt management strategy and suited for their debt-servicing capability. All loans carry a three- to five-year grace period for principal and amortize over a period that in most cases ranges from 12 to 20 years.

In general IBRD charges a spread on its outstanding loans of 50 basis points over its average cost of borrowings, with the exception of the two loans described under "single currency loans" below. In addition, all loans carry a commitment charge of 75 basis points per annum on undisbursed amounts.

Waivers of a portion of interest owed by all eligible borrowers are in effect and have been for each of the previous seven fiscal years. Waivers of a portion of the commitment charge owed on undisbursed portion of loans made to or guaranteed by members are in effect and have been for each of the last nine fiscal years. Further details are provided in the Notes to Financial Statements-Note C.

MULTICURRENCY POOL LOANS

The currency composition of multicurrency pool loans is determined on the basis of a pool, which provides a currency composition that is the same for all loans in the pool. Pursuant to a policy established by the Executive Directors and subject

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Management's Discussion and Analysis                                         9
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to their periodic review, at least 90% of this pool is in fixed currency ratios of one U.S. dollar to 125 Japanese yen to two Deutsche mark equivalent.

The lending rate on these loans is variable, adjusted every six months to reflect the previous semester average cost of outstanding borrowings allocated to fund these loans, weighted by the average composition of the pool. IBRD adds its standard spread of 50 basis points to that average cost.

LOAN CONVERSION OPTIONS

In FY 1997 in response to borrower demand for broader currency choice, the Executive Directors approved a policy to offer currency choice for all IBRD multicurrency pool loans for which the invitation to negotiate was issued by September 1, 1996. The purpose of this invitation was to provide borrowers the flexibility to amend the terms of their existing multicurrency pool loans to reflect the offered currency of their choice. Under this offer which extended from September 1, 1996 to June 1, 1998, borrowers had three options:
(a) retain the terms of their existing multicurrency pool loans; (b) convert undisbursed loan amounts to single currency loan (SCL) terms; and (c) convert disbursed loan balances and undisbursed loan amounts (to the extent not converted to SCL terms) to one of four new single currency pools (SCPs).

CONVERSION TO SINGLE CURRENCY LOAN TERMS

Aggregate conversions of undisbursed balances through July 1, 1998 to SCL terms were $21,115 million, with U.S. dollars comprising 79.7% of the total.

CONVERSION TO SINGLE CURRENCY POOLS

Single currency pool terms are not available for new commitments. Borrowers selecting conversion to single currency pool terms had the choice of four different pools (U.S. dollar, Japanese yen, Deutsche mark or Swiss franc). All variable rate multicurrency pool loans that were converted to single currency pools carry the applicable pool's variable lending rate, reset semi-annually to reflect the previous semester average cost of outstanding borrowings allocated to fund that pool weighted by the shares of currencies in the pool, plus the standard spread of 50 basis points.

Aggregating the conversions which took place on the conversion dates of July 1, 1997, January 1, 1998, and July 1, 1998, borrowers converted U.S. dollar equivalent $48,549 million (of which $615 million was undisbursed) from the multicurrency pool to single currency pools. Among the four currency choices, conversion to the U.S. dollar SCP loan pool accounted for 85.6% and conversion to the Deutsche mark pool accounted for 14.2 % of the total converted loan volume.

     -- IMPLEMENTATION. Given the cost pass-through nature of the loan products, special efforts were taken to ensure an equitable initial re-allocation of outstanding borrowings to fund the SCPs. This was achieved by allocating similar debt profiles to each of the currency pools on the basis of overall cost and maturity considerations. IBRD will reconfigure the currency composition of each pool to at least 90% of the pool's target currency by July 1, 1999, and maintain it at or above 90% thereafter, subject to available funding and swap access in the necessary currencies.

     -- LENDING RATES. Lending rates for the U.S. dollar and Deutsche mark SCP loans for the January 1, 1998 to June 30, 1998 semester were 8.37% and 6.92%, respectively. The U.S. dollar rate of 8.37% is significantly higher than the 6.54% rate in effect for the July 1 to December 31, 1997 semester. This is because as the U.S. dollar SCP was converted from a multicurrency pool to a U.S. dollar pool, it involved swapping lower nominal cost non-U.S. dollar liabilities to U.S. dollar liabilities, thus reflecting the difference in market interest rates between these currencies and the U.S. dollar. This difference was greatest in the case of Japanese yen where market interest rates were substantially lower than for U.S. dollars.

SINGLE CURRENCY LOANS

Borrowers may select LIBOR-based or fixed rate SCL terms for new loans. IBRD currently offers SCLs in U.S. dollars, Japanese yen, Deutsche mark, French francs, pounds sterling, Swiss francs, and Netherlands guilders and will consider borrower requests for such loans in other currencies.

LIBOR-based SCLs carry a lending rate that is reset semi-annually. The lending rate consists of a base rate, which is the prevailing six-month interbank offered rate (LIBOR, or PIBOR for French franc denominated SCLs) for the applicable currency on the loan's rate reset date, plus a spread. The spread consists of: (a) IBRD's average cost margin for funding allocated to these loans relative to the base rate, and (b) IBRD's standard spread of 50 basis points. These variable rate loans

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10                                        Management's Discussion and Analysis
------------------------------------------------------------------------------

are designed to pass through to its borrowers IBRD's funding spread to LIBOR. This spread is set every six months, in January and July. At June 30, 1998, LIBOR-based SCLs make up 14.1% of the total outstanding loans. At the end of FY 1998, the proportion of outstanding LIBOR-based SCLs denominated in U.S. dollars was 97.3%, with the remaining portion denominated in Deutsche mark, French francs, Japanese yen and other currencies.

IBRD approved and disbursed two LIBOR-based single currency loans to the Republic of Korea in FY 1998 that have non-standard financial terms. The first, a $3,000 million economic reconstruction loan, carries a 6-month LIBOR interest rate plus a fixed spread of 100 basis points and has a loan origination charge. The second, a $2,000 million structural adjustment loan, carries a 6-month LIBOR interest rate plus a fixed spread of 75 basis points and has a loan origination charge. Neither loan is eligible for interest waivers.

Fixed rate SCLs carry lending rates that are set on specified semi-annual rate fixing dates for amounts disbursed during the preceding six months. The lending rate consists of a base rate, which reflects market interest rates for the applicable currency on the rate-fixing date for the equivalent loan maturity, plus a spread. The spread consists of: (a) IBRD's funding cost margin relative to the base rate for these loans, (b) a risk premium to compensate IBRD for market risks it incurs in funding these loans, and (c) IBRD's standard spread of 50 basis points.

SCLs continue to be IBRD's fastest growing loan product, with the outstanding balance more than doubling during FY 1998.

The following table presents a breakdown of IBRD's loan portfolio by product:


IN MILLIONS OF U.S. DOLLARS
------------------------------------------------------------------------------------------------------------------------------
                                                  FY 1998                       FY 1997                     FY 1996
                                           -----------------------      ------------------------      ------------------------
                                           PRINCIPAL    AS A % OF        PRINCIPAL    AS A % OF        PRINCIPAL    AS A % OF
LOAN PRODUCT                                BALANCE    TOTAL LOANS        BALANCE    TOTAL LOANS        BALANCE    TOTAL LOANS
------------------------------------------------------------------------------------------------------------------------------
Adjustable rate multicurrency pool loans
  Outstanding                                $ 56,274         53        $  91,842            87        $  96,856           88
  Undisbursed                                   8,765         17           27,422            53           44,786           82
LIBOR-based single currency loans
  Outstanding                                  15,018         14            4,493             4              957            1
  Undisbursed                                  29,801         58           19,144            37            7,387           14
Fixed rate single currency loans
  Outstanding(1)                                5,683          5            2,563             2            1,307            1
  Undisbursed                                  12,356         24            5,007            10            2,335            4
Single currency pool loans
  Outstanding                                  25,658         24                -             -                -            -
  Undisbursed                                     131          *                -             -                -            -
Other loans
  Outstanding                                   3,943          4            6,907             7           11,126           10
  Undisbursed                                      12          *                3             *               12            *
                                            ---------        ---        ---------           ---         --------          ---
Total loans **
  Outstanding                                $106,576        100         $105,805           100         $110,246          100
  Undisbursed                                $ 51,065        100         $ 51,576           100         $ 54,520          100
                                            ---------        ---        ---------           ---         --------          ---
                                            ---------        ---        ---------           ---         --------          ---
------------------------------------------------------------------------------------------------------------------------------

    1 Includes $1,114 million of fixed rate single currency loans whose rate had not yet been fixed at June 30, 1998.
    *     Indicates amounts less than 0.5%.
    **    May differ from the sum of individual figures due to rounding.

For more information see the Notes to Financial Statements-Note C.

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Management's Discussion and Analysis                                        11
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GUARANTEES

IBRD offers guarantees to its members and in exceptional cases will offer enclave guarantees in IDA-only countries subject to a limit of $300 million. IBRD guarantees are flexible instruments that provide the credit enhancement required to mobilize private capital. IBRD's objective in offering guarantees is to help mobilize private funding and to leverage IBRD's participation in these projects by providing required credit enhancements. IBRD guarantees can be customized to suit varying country and project circumstances. They can be targeted to mitigate specific risks - generally risks relating to political, regulatory and government performance - which the private sector is not normally in a position to absorb or manage. Two types of guarantees are offered:

     -- PARTIAL RISK GUARANTEES cover debt-service defaults that may result from nonperformance of government obligations. These are defined in the contracts negotiated between the government or a government-sponsored entity and the private company responsible for implementing the project. The IBRD guarantee is limited to backing the government's obligations; the obligations of the private company contained in the project agreements are not covered and thus the private lenders assume the risk of nonperformance by the private company.

     -- PARTIAL CREDIT GUARANTEES are used for private sector projects when there is a need to extend loan maturities, but not necessarily to cover sovereign contractual obligations. This approach may be most appropriate when the lenders are not willing to accept the sovereign risk of the host government for a term long enough to meet the needs of the project. By guaranteeing later maturities, such partial credit guarantees help induce the market to extend the term to the maximum risk it can bear. The presence of the guarantee may also induce a lower interest rate.

Each guarantee requires the counter-guarantee of the member government as does any loan not made to a member government. Guarantees are priced within a limited range to reflect the risks involved, and preparation fees may be charged where there are exceptional costs involved for IBRD.

IBRD applies the same country creditworthiness and project evaluation criteria for guarantees as it applies for loans. Projects in any country that is eligible for IBRD lending are eligible for IBRD guarantees. IBRD offers partial credit guarantees and partial risk guarantees to private investors where the government requests such support and the operation meets other IBRD determined criteria.

IBRD's exposure at June 30, 1998 on its guarantees (measured as their present value in terms of their first call date) was $1,501 million. The face value of such guarantees was $2,047 million, of which $371 million was subject to call. IBRD charges a fee of 25 basis points per annum on its exposure on guarantees. Additional information is provided in the Notes to Financial Statements-Note C.

IBRD may also provide partial risk guarantees for export-oriented projects in an IDA-only country (enclave guarantees) if the project is expected to generate foreign exchange outside the country, and IBRD determines that the country will have adequate foreign exchange to meet its obligations under the counter-guarantee if the guarantee is called. The government is expected to use revenue accruing to it from any such project for productive development purposes. A project covered by an enclave guarantee includes security arrangements with appropriate risk mitigation measures--such as offshore revenue escrow accounts and debt-service reserves acceptable to IBRD--to minimize IBRD's exposure and the risk of a call on the guarantee. The annual commitment of enclave guarantees is initially limited to an aggregate guaranteed amount of $300 million.

LENDING LIMIT

Under IBRD's Articles, as applied, the total amount outstanding of callable guarantees, participation in loans and direct loans made by IBRD may not be increased to exceed the statutory lending limit (the sum of IBRD's subscribed capital, reserves and surplus.) At June 30, 1998, outstanding loans and callable guarantees totaled $106,947 million, or 52.9% of the statutory lending limit. The Executive Directors have issued guidelines pursuant to which all guarantees issued by IBRD are included in the calculation of this ratio from the time those guarantees first become callable.

In 1991 the Executive Directors decided that discussions on an additional capital increase would be initiated if IBRD's lending commitments during any fiscal year reach 80% of the sustainable level of lending (the level that in IBRD's judgment could be sustained without the need for additional capital). IBRD's lending commitments for FY 1998 were $21,086 million, or 77.7% of the sustainable level of lending. In May 1998 IBRD reviewed the lending program and concluded that the risk of

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12                                        Management's Discussion and Analysis
------------------------------------------------------------------------------

breaching the statutory lending limit was low and that discussions on additional capital increases for the purpose of commitment authority were not currently warranted.

OTHER ACTIVITIES

In addition to its financial operations, IBRD has furnished technical assistance to its member countries, both in connection with and independently of loan operations. Such assistance has taken a variety of forms, including the assignment of qualified professionals to survey development possibilities of member countries, to analyze their fiscal, economic and other development problems, to assist member countries in drawing up development programs, to appraise projects suitable for investment and to assist member countries in improving their asset and liability management techniques. To assist its developing member countries, IBRD also established an Economic Development Institute, which provides courses and other training activities dealing with economic policy, development and administration for selected groups of government officials, and has made contributions for research and other developmental activities. Furthermore, IBRD has on a number of occasions at the request of members concerned, facilitated efforts toward the settlement of international economic and financial disputes. Additionally, IBRD, alone or jointly with IDA, administers on behalf of donors, funds restricted for specific uses. These funds are held in trust and are not included in the assets of IBRD. See the Notes to Financial Statements-Note H.

3.  RISK MANAGEMENT

IBRD assumes various kinds of risks in the process of providing development banking services. Its activities can give rise to three major types of risk: credit risk, market risk, and liquidity risk. IBRD is also exposed to operating risk. These risks are described below.

The objective of Asset-Liability Management (ALM) at IBRD is to ensure adequate funding for each product at the most attractive available cost, and to manage the currency composition, maturity profile and interest rate sensitivity characteristics of the portfolio of liabilities supporting each product in accordance with the particular requirements for that product and within prescribed risk parameters.

The major risk inherent to IBRD is (country) credit risk, or loan portfolio risk. IBRD is also subject to commercial credit, market (interest and exchange rate), operating and liquidity risk, which it actively manages. The risk management governance structure begins with the ASSET-LIABILITY MANAGEMENT COMMITTEE (ALCO) which makes decisions or recommendations to senior management in the areas of financial policy, the adequacy and allocation of risk capital, and oversight of financial reporting. There are three standing subcommittees reporting to ALCO:

The MARKET RISK AND CURRENCY MANAGEMENT SUBCOMMITTEE develops and monitors the policies under which market and commercial credit risks faced by IBRD are measured, reported and managed. The subcommittee also monitors compliance with policies governing commercial credit exposure and currency management. Specific areas of activity include establishing guidelines for limiting balance sheet and market risks and the use of derivative instruments, and monitoring of matches between assets and their funding.

The role of the FINANCIAL POLICY AND INFORMATION TECHNOLOGY SUBCOMMITTEE is to identify, discuss and resolve issues in financial policies and information technology initiatives under development in IBRD's financial complex.

The role of the STRATEGIC CREDIT SUBCOMMITTEE is to monitor global economic and political trends for their effect on individual country risks, portfolio concentration characteristics, trends in exposures to risk clusters, and aggregate changes in the magnitude, nature and composition of credit risk in the portfolio. Strategic issues such as the credit risk implications of new IBRD lending products, the allocation of capital, loan loss provisioning, arrears clearance and debt repayment workouts form a significant portion of this subcommittee's agenda.

For the day-to-day management of risk, IBRD's risk management structure extends into its business units. Risk management processes have been established to facilitate, control, and monitor risk-taking. These processes are built on a foundation of initial identification and measurement of risks by each of the business units.

The processes and procedures by which IBRD manages its risk profile continually evolve as its activities change in response to market, credit, product, and other developments. The Executive Directors periodically review trends in IBRD's risk profiles and performance as well as any significant developments in risk management policies and controls.

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Management's Discussion and Analysis                                        13
------------------------------------------------------------------------------

CREDIT RISK

Credit risk, the risk of loss from default by a borrower or counterparty, is inherent in IBRD's business. Under the direction of the ALCO, policies and procedures for measuring and managing such risks are formulated, approved and communicated throughout IBRD. Senior managers represented on ALCO are responsible for maintaining sound credit assessments, addressing transaction and product risk issues, providing an independent review function and monitoring the loans, investments and borrowings portfolios.

IBRD faces two main types of credit risk: country credit risk and commercial credit risk.

COUNTRY CREDIT RISK

Country credit risk is the primary risk faced by IBRD. It has three components. Expected losses from all three components are covered by the Accumulated Provision for Loan Losses, while unexpected losses are covered by IBRD's risk-bearing capital and income generating capacity. IBRD continuously reviews the creditworthiness of its member countries as borrowers and adjusts its overall country programs and lending operations to reflect the results of these reviews.

     (i) The first component is idiosyncratic risk or the risk that individual countries will accumulate extended debt-service arrears (or move closer to accumulating extended payment arrears) for country specific reasons.

     (ii) The second component is covariance risk. This is the risk that one or more borrowers will accumulate extended payment arrears (or move closer to accumulating extended payment arrears) as a result of a common shock. This shock could be, for example, a regional political crisis or an adverse change in the global environment (such as a fall in commodity prices or a rise in international interest rates).

    (iii) The third component is portfolio concentration risk. This reflects the concentration in IBRD's portfolio that results from lending to a relatively small group of borrowers. This concentration exacerbates the idiosyncratic and covariance risk described above. This risk is managed using the portfolio concentration limit described below.

          In 1997 the Executive Directors approved an approach to portfolio concentration under which IBRD's largest loan portfolio exposure to a single borrowing country is restricted to the lower of an equitable access limit or a concentration risk limit. The equitable access limit is equal to 10% of IBRD's subscribed capital, reserves and unallocated surplus. The concentration risk limit is based on the adequacy of IBRD's equity capital relative to its largest loan portfolio exposure to a single borrowing country. The concentration risk limit takes into account not only current exposure, but also projected exposure over the ensuing three- to five-year period. This limit is determined by the Executive Directors each year at the time they consider IBRD's reserves adequacy and the allocation of its net income for the preceding fiscal year. For FY 1998 the concentration risk limit was set at $13.5 billion. The equitable access limit was $20.2 billion. IBRD's largest loan portfolio exposure (including the present value of guarantees) to a single borrowing country was $11.4 billion at June 30, 1998.


OVERDUE AND NON-PERFORMING LOANS

It is IBRD's policy that if a payment of principal, interest or other charges with respect to an IBRD loan or IDA credit becomes 30 days overdue, no new loans to that member country, or to any other borrower in that country, will be presented to the Executive Directors for approval, nor will any previously approved loan be signed, until payment for all amounts 30 days overdue or longer has been received. In addition, if such payments become 60 days overdue, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. Where the member country is not the borrower, the time period for suspension of the approval and signing of new loans to or guaranteed by the member country is 45 days and the time period for suspension of disbursements is 60 days. It is the policy of IBRD to place all loans made to or guaranteed by a member of IBRD in nonaccrual status, if principal, interest or other charges on any such loan are overdue by more than six months, unless IBRD's management determines that the overdue amount will be collected in the immediate future. IBRD maintains an Accumulated Provision for Loan Losses to recognize the risk inherent in current and potential overdue payments. The methodology for determining the Accumulated Provision for Loan Losses is discussed in detail below. Additional information on IBRD's provisioning policy and status of nonaccrual loans can be found in the Summary of Significant Accounting and Related Policies and Note C of the Financial Statements.

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14                                        Management's Discussion and Analysis
------------------------------------------------------------------------------

In 1991 the Executive Directors adopted a policy to assist members with protracted arrears to IBRD to mobilize sufficient resources to clear their arrears and to support a sustainable growth-oriented adjustment program over the medium term. Under this policy IBRD will develop a lending strategy and will process loans, but not sign or disburse such loans, during a pre-clearance performance period with respect to members that: (a) agree to and implement a medium-term, growth-oriented structural adjustment program endorsed by IBRD; (b) undertake a stabilization program, if necessary, endorsed, or financially supported, by the IMF; (c) agree to a financing plan to clear all arrears to IBRD and other multilateral creditors in the context of a medium-term structural adjustment program; and (d) make debt-service payments as they fall due on IBRD loans during the performance period. The signing, effectiveness and disbursement of such loans will not take place until the member's arrears to IBRD have been fully cleared.

ACCUMULATED PROVISION FOR LOAN LOSSES

IBRD's Accumulated Provision for Loan Losses reflects the following:

     -- Management's assessment of the overall collectibility risk in the total accruing loan portfolio (which includes callable guarantees); and

     --- The present value losses on nonaccruing loans. Such losses are equal to the difference between the discounted present value of the debt-service payments on a loan at its contractual terms and the expected cash flows on that loan.

The adequacy of the Accumulated Provision for Loan Losses is determined by assessing the amount required to cover potential expected losses in the accrual portfolio and losses inherent in the nonaccrual portfolio. The amount required to cover potential expected losses in the accruing portfolio is related to mean of the distribution of losses facing the institution over the next three years. This is calculated using a risk-adjusted capital allocation framework that takes into account the concentration and covariance risk in the portfolio. The amount required to cover losses inherent in the nonaccrual portfolio is based on the calculation of the discounted present value of cash flows.

Estimating potential losses is inherently uncertain and depends on many factors, including general macroeconomic and political conditions, unexpected correlations within the portfolio, and other external factors. IBRD periodically reviews such factors and reassesses the adequacy of the Accumulated Provision for Loan Losses accordingly.

COMMERCIAL CREDIT RISK

IBRD's commercial credit risk is concentrated in instruments issued by sovereigns, agencies, banks and corporate entities. The majority of these investments are with AAA and AA institutions.

In the normal course of its business, IBRD utilizes various derivatives and foreign exchange financial instruments to meet the financial needs of its borrowers, to generate income through its trading activities, and to manage its exposure to fluctuations in interest and currency rates.

Derivative and foreign exchange transactions involve, to varying degrees, credit risk. The effective management of credit risk is vital to the success of IBRD's trading and ALM activities. Because of changing market environment, the monitoring and managing of these risks is a continual process.

IBRD seeks to control the credit risk arising from derivatives and foreign exchange transactions through its credit approval process, the use of collateral agreements and risk control limits, and monitoring procedures. The credit approval process involves evaluating each counterparty's creditworthiness, assigning credit limits to each counterparty, and determining if there are specific transaction characteristics that alter the risk profile. Credit limits are calculated and monitored on the basis of potential exposures taking into consideration current market values and estimates of potential future movements in those values. If there is a collateral agreement with the counterparty to reduce credit risk, then the amount and nature of the collateral obtained is based on the credit rating of the counterparty. Collateral held includes cash and government securities.

IBRD's management treats the credit risk exposure as the replacement cost of the derivative or foreign exchange product. This is also referred to as replacement risk or the mark-to-market exposure amount. While notional principal is the most commonly used volume measure in the derivative and foreign exchange markets, it is not a measure of credit or market risk.

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Management's Discussion and Analysis                                        15
------------------------------------------------------------------------------

Mark-to-market exposure is a measure, at a point in time, of the value of a derivative or foreign exchange contract in the open market. When the mark-to-market is positive, it indicates the counterparty owes IBRD and, therefore, creates a replacement risk for IBRD. When the mark-to-market is negative, IBRD owes the counterparty and does not have replacement risk.

When IBRD has more than one transaction outstanding with a counterparty, and there exists a legally-enforceable master agreement with the counterparty, the "net" mark-to-market exposure represents the netting of the positive and negative exposures with the same counterparty. If this net mark-to-market is negative, then IBRD's exposure to the counterparty is considered to be zero. Net mark-to-market is, in IBRD's view, the best measure of credit risk when there is a legally-enforceable master netting agreement between IBRD and the counterparty. For the notional amounts and related credit risk exposure amounts by product, see the Notes to Financial Statements-Note E.

The following table provides details of IBRD's estimated credit exposure--by counterparty rating category--on its investments and swaps, net of collateral held:


----------------------------------------------------------------------------------------------------------------------------------
IN MILLIONS OF U.S. DOLLARS
                                     AT JUNE 30, 1998                                                     AT JUNE 30, 1997
                        ----------------------------------------------------------------------   ---------------------------------
                                                       SWAP
                                INVESTMENTS          EXPOSURE
                         -------------------------   ---------
                                        AGENCIES,                 TOTAL EXPOSURE                   TOTAL EXPOSURE
                                          BANKS &                TO INVESTMENTS                    TO INVESTMENTS
COUNTERPARTY RATING      SOVEREIGNS     CORPORATES                  AND SWAPS         % OF TOTAL      AND SWAPS       % OF TOTAL
-------------------      ----------     ----------    --------   ---------------      ----------   --------------     -----------
AAA                        $  6,026       $  3,587      $  127       $  9,740             37          $  4,074             21
AA                            2,299         12,075         351         14,725             56            12,889             68
A                                 -          1,800         139          1,939              7             2,134             11
                         ----------     ----------    --------   ---------------      ----------   --------------      ----------
Total                      $  8,325      $  17,462      $  617      $  26,404            100         $  19,097            100
                         ----------     ----------    --------   ---------------      ----------   --------------      ----------
                         ----------     ----------    --------   ---------------      ----------   --------------      ----------
---------------------------------------------------------------------------------------------------------------------------------


The increase in credit exposure during the year reflects the increase in the size of the investment portfolio. The credit exposure from swaps declined from FY 1997 to FY 1998 by $38 million to $617 million. The increase in the relative weight of credit exposures to AAA-rated entities was mainly due to the addition of asset swaps and asset-backed securities to the investment instruments used.

INTEREST RATE RISK

There are two potential sources of interest rate risk to IBRD. The first is the interest rate sensitivity associated with the net spread between the rate IBRD earns on its assets and the cost of borrowings which fund those assets. The second is the interest rate sensitivity of the income earned from funding a portion of IBRD assets with equity. The borrowing cost pass-through formulation incorporated in the lending rates charged on most of IBRD's loans has traditionally helped limit the interest rate sensitivity of the net spread earnings on its loan portfolio. Such cost pass-through loans currently account for more than 87% of the existing outstanding loan portfolio. However, cost pass-through loans do entail some residual interest rate risk, given the one-semester lag inherent in the lending rate formulation. If new borrowings are at interest rates above the average in the debt pool, the higher average debt costs would not be passed through to the lending rate charged to the borrowers and thus not affect the interest income generated on cost pass-through loans until the following semester.
The reverse is true when market interest rates decline.

In addition, the cost pass-through currency pool products have traditionally been funded with a large share of medium- and long-term fixed rate borrowings, so as to provide the borrowers with a reasonably stable interest basis. Given the sustained interest rate declines seen over the last several years, the cost of these historical fixed rate borrowings in the multicurrency pool and the single currency pools is currently considerably higher than IBRD's new borrowing costs. In particular, approximately $327 million of this historical (and currently 'above-market') debt allocated to the multicurrency pool has contractual maturities longer than that of the longest outstanding loans. In the absence of new disbursements and additions to the multicurrency pool, IBRD would be subject to some risk associated with potentially having to redeploy these above-market borrowings, as and when the loans mature.

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16                                        Management's Discussion and Analysis
------------------------------------------------------------------------------

Interest rate risk on non cost pass-through products, which currently account for 13% of the existing portfolio, is controlled by using interest rate swaps to closely align the rate sensitivity characteristics of the loan portfolio with that of their underlying funding. The interest rate risk on IBRD's liquid portfolio is managed within specified duration-mismatch limits and is further limited by stop-loss limits. As a result of changes in policy, liquidity has been funded by floating rate debt since June 1996. This has enabled the match-funding of liquidity with associated debt sharing the same interest rate characteristics as the liquid portfolio to take place.

IBRD's level of net income is sensitive to the level of nominal interest rates, reflecting the fact that these rates determine the level of earnings on its equity base ($23,300 million at June 30, 1998) that funds a portion of the outstanding loans (net of provisions). In general, lower nominal interest rates result in lower lending rates which, in turn, reduce the nominal earnings on IBRD's equity.

Interest rate risk also arises from a variety of other factors, including differences in the timing between the contractual maturity or repricing of IBRD's assets, liabilities and derivative financial instruments. For example, IBRD's net interest income and financial condition are affected by changes in the level of market interest rates as the repricing characteristics of its loans and other assets do not necessarily match those of its borrowings. With regard to floating rate assets and liabilities, IBRD is exposed to timing mismatches between the reset dates on its floating rate receivables and payables.

As part of its ALM process IBRD employs interest rate swaps to manage and align the rate sensitivity characteristics of its assets and liabilities. IBRD uses derivative instruments to adjust the interest rate repricing characteristics of specific on-balance sheet assets and liabilities, or groups of assets and liabilities with similar repricing characteristics.

EXCHANGE RATE RISK

In order to minimize exchange rate risk in a multicurrency environment, IBRD matches its borrowing obligations in any one currency (after swap activities) with assets in the same currency, as prescribed by the Articles, primarily by holding or lending the proceeds of its borrowings in the same currencies in which they were borrowed. In addition, IBRD's policy is to minimize the exchange rate sensitivity of its reserves-to-loans ratio. It carries out this policy by undertaking currency conversions periodically to align the currency composition of its reserves to that of its outstanding loans. This policy is designed to minimize the impact of market rate fluctuations on the reserves to loans ratio, thereby preserving IBRD's ability to absorb potential losses from arrears regardless of the market environment.

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Management's Discussion and Analysis                                        17
------------------------------------------------------------------------------

The following graph summarizes IBRD's currency position in major currencies for FY 1998:


                                      [Graphic]


OPERATING RISK

Operating risk is the potential for loss arising from internal activities or external events caused by breakdowns in information, communication, physical safeguards, business continuity, supervision, transaction processing, settlement systems and procedures, and the execution of legal, fiduciary, and agency responsibilities. IBRD, like all financial institutions, is exposed to many types of operating risks, including the risk of fraud by staff or outsiders. IBRD attempts to mitigate operating risk by maintaining a comprehensive system of internal controls that is designed to keep operating risk at appropriate levels in view of the financial strength of IBRD and the characteristics of the activities and markets in which IBRD operates. In the past IBRD has suffered certain immaterial losses from operating risk and while it maintains an adequate system of internal controls, there can be no absolute assurance that IBRD will not suffer such losses in the future.

IBRD adopted the COSO(1) control framework and a self-assessment methodolgy to evaluate the effectiveness of its internal controls in FY 1996, and has an on-going program in place to cover all business units. Commencing in FY
1997, IBRD obtained an attestation from its external auditors on the effectiveness of internal controls over financial reporting.

ECONOMIC AND MONETARY UNION IN EUROPE (EMU)

The 1992 Maastricht Treaty on European Union set the framework for forming an Economic and Monetary Union (EMU), with a single currency, the euro, and a single monetary policy defined by a common independent authority, the European Central Bank. EMU creates various operating risks for IBRD because significant changes will have to be implemented including currency conversion, modification of payment and settlement systems, redenomination of currencies, and financial reporting changes. The main challenge posed by EMU is the extended transition period (three years) when payments can be made in each participating member state in euro and in the previous national currency which remains a sub-denomination of the euro during the transition. IBRD has created an internal euro task force which is working in conjunction with various

-------------------------
1 The Committee of Sponsoring Organizations of the Treadway Commission (commonly referred to as COSO) was convened by the U.S. Congress in response to the well publicized financial irregularities that occurred in the late 1980's.

------------------------------------------------------------------------------
18                                        Management's Discussion and Analysis
------------------------------------------------------------------------------

business unit groups to identify and address the changes required by the introduction of the euro. Management expects that a plan will be adopted and changes will be implemented on a schedule which meets the EMU start date of January 1, 1999.

THE YEAR 2000 ISSUE

The Year 2000 (Y2K) issue is the result of computer programs using two digits rather than four to define the applicable year. Some of IBRD's computer programs that have date-sensitive software may be unable to properly interpret dates beyond the year 1999. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions. IBRD presently believes that timely modifications to existing software and or hardware will mitigate its Y2K risks.

Over the last five years, IBRD has revamped many of its systems, in the process making them Y2K compliant. Also, IBRD is currently replacing many of its individual systems with either an SAP or a Summit solution at a cost of approximately $45 million. Both these systems are Y2K compliant. This implementation is expected to be completed by June 30, 1999. The date on which IBRD plans to complete the Y2K modifications is based on management's best estimates, which were derived utilizing numerous assumptions of future events. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those plans. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes and similar uncertainties.

4.  LIQUIDITY MANAGEMENT

Liquidity risk arises in the general funding of IBRD's activities and in the management of positions. It includes the risk of being unable to fund its portfolio of assets at appropriate maturities and rates and the risk of being unable to liquidate a position in a timely manner at a reasonable price. The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all of IBRD's financial commitments.

Under IBRD's liquidity management policy aggregate liquid asset holdings should be kept at or above a specified prudential minimum. That minimum is equal to the highest six months of debt-service plus one-half of net loan disbursements as projected for a fiscal year based on commitments at the beginning of that year. IBRD also holds liquid assets over the specified minimum to provide flexibility in timing its borrowing transactions and to meet working capital needs.

IBRD's liquid holdings are held principally in obligations of governments and other official entities, time deposits and other unconditional obligations of banks and financial institutions, asset-backed securities, and futures and options contracts pertaining to such obligations. The liquid asset holdings are separated into three sub-portfolios, each with different risk profiles, funding, and liquidity characteristics, but all contributing to the prudential purpose of liquidity. The three sub-portfolios are summarized below:

STABLE PORTFOLIO

The "stable" portfolio is the equivalent of the prudential minimum. In line with its purpose as a cash cushion in times of financial stress, the portfolio is held in an adequately liquid form to reasonably assure IBRD of the fund's availability to meet commitments over a six-month period. The portfolio size is relatively constant, allowing for consideration of a wide range of management strategies, including taking duration and credit risk.

The FY 1999 prudential minimum liquidity level has been set at $18,500 million, representing a $1,200 million increase over that for FY 1998.

OPERATIONAL PORTFOLIO

The "operational" portfolio is the equivalent of IBRD's operating cash account and meets IBRD's short-term cash requirements, i.e., working capital needs, by ensuring that funds are available as needed to meet payment obligations. Balances in this portfolio require a high degree of liquidity and only minimal credit or market risk is taken. The aggregate size of this portfolio is also influenced to an extent by this need, at times, to have balances in multiple currencies, especially those in which IBRD does not have a ready source of short-term funding.

------------------------------------------------------------------------------
Management's Discussion and Analysis                                        19
------------------------------------------------------------------------------

DISCRETIONARY PORTFOLIO

The "discretionary" portfolio is the locus of flexibility for IBRD's funding program and is governed by a comparison of the various costs and benefits of incremental borrowing and investment decisions. The size of the discretionary portfolio depends upon the perceived usefulness of borrowing in advance of immediate needs, on the relative attractiveness of market opportunities and on the usefulness of additional short-term borrowings for market presence purposes.

IBRD's cash and liquid investments amounted to $24,648 million (including $1,299 million classified as held-to-maturity investments) at June 30, 1998. This amount was equivalent to approximately 23.3% of IBRD's outstanding borrowings after swaps. The annualized financial return on average investments in IBRD's trading portfolio for FY 1998 was 5.45% compared to 4.73% in FY 1997. The return on its held-to-maturity portfolio for FY 1998 was 8.44% compared to 8.31% for FY 1997.

For further information, refer to the Notes to Financial Statements-Note B.

5.  FUNDING RESOURCES

EQUITY

Total shareholders' equity at June 30, 1998 was $26,514 million compared with $27,228 million at June 30, 1997. The slight decrease from FY 1997 primarily reflects the revaluation effects of exchange rate movements of $1,045 million which offset the increase in retained earnings of $539 million and the increase in paid-in capital of $240 million. At June 30, 1998, this equity comprised $11,288 million of paid-in capital and $16,733 million of retained earnings, reduced by $547 million of amounts to maintain value of currency holdings and payments on account of pending subscriptions, and $960 million of cumulative translation adjustment.

CAPITAL

The authorized capital of IBRD at June 30, 1998 was $190,811 million, of which $186,436 million had been subscribed. Of the subscribed capital, $11,288 million had been paid in and $175,148 million was callable. Of the paid-in capital, $7,677 million was available for lending and $3,611 million was not available for lending. The terms of payment of IBRD's capital and the restrictions on its use that are derived from the Articles and from resolutions of IBRD's Board of Governors are:

     (i) $2,370 million of IBRD's capital was initially paid in gold or U.S. dollars or was converted by the subscribing members into U.S. dollars. This amount may, under the Articles, be freely used by IBRD in its operations.

     (ii) $8,918 million of IBRD's capital was paid in the currencies of the subscribing members. Under the Articles this amount is subject to maintenance-of-value obligations and may be loaned only with the consent of the member whose currency is involved. In accordance with such consents, $5,096 million of this amount had been used in IBRD's lending operations at June 30, 1998.

    (iii) $149,149 million of IBRD's capital may, under the Articles, be called only when required to meet obligations of IBRD for funds borrowed or on loans guaranteed by it. This amount is thus not available for use by IBRD in making loans. Payment on any such call may be made, at the option of the particular member, either in gold, in U.S. dollars or in the currency required to discharge the obligations of IBRD for which the call is made.

    (iv) 25,999 million of IBRD's capital is to be called only when required to meet obligations of IBRD for funds borrowed or on loans guaranteed by it, pursuant to resolution of the Board of Governors of IBRD (though such conditions are not required by the Articles). Of this amount, 10% would be payable in gold or U.S. dollars and 90% in the currencies of the subscribing members. While these resolutions are not legally binding on future Boards of Governors, they do record an understanding among members that this amount will not be called for use by IBRD in its lending activities or for administrative purposes.

No call has ever been made on IBRD's callable capital. Any calls on unpaid subscriptions are required to be uniform, but the obligations of the members of IBRD to make payment on such calls are independent of each other. If the amount received on a call is insufficient to meet the obligations of IBRD for which the call is made, IBRD has the right and is bound to make further calls until the amounts received are sufficient to meet such obligations. However, no member may be required on any such call or calls to pay more than the unpaid balance of its capital subscription.

------------------------------------------------------------------------------
20                                        Management's Discussion and Analysis
------------------------------------------------------------------------------

At June 30, 1998, of the uncalled capital, $102,563 million (58.6%) was callable from the member countries of IBRD that are also members of the Development Assistance Committee of the Organization for Economic Cooperation and Development. This amount was equal to 97.1% of IBRD's outstanding borrowings after swaps at June 30, 1998. The capital subscriptions of those countries and the callable amounts are set out below:

   IN MILLIONS OF U.S. DOLLARS
------------------------------------------------------------------------------
                                      TOTAL CAPITAL        UNCALLED PORTION OF
   MEMBER COUNTRY (a)                 SUBSCRIPTION            SUBSCRIPTION
------------------------------------------------------------------------------
   United States                         $  31,965             $  29,966
   Japan                                    15,321                14,377
   Germany                                   8,734                 8,191
   France                                    8,372                 7,851
   United Kingdom                            8,372                 7,832
   Italy                                     5,404                 5,069
   Canada                                    5,404                 5,069
   Netherlands                               4,283                 4,018
   Belgium                                   3,496                 3,281
   Switzerland                               3,210                 3,012
   Australia                                 2,951                 2,770
   Spain                                     2,857                 2,682
   Sweden                                    1,806                 1,696
   Austria                                   1,335                 1,254
   Denmark                                   1,237                 1,162
   Norway                                    1,204                 1,132
   Finland                                   1,033                   971
   New Zealand                                 873                   821
   Portugal                                    659                   620
   Ireland                                     636                   599
   Luxembourg                                  199                   190
                                        ----------            ----------
      TOTAL                             $  109,351            $  102,563
                                        ----------            ----------
                                        ----------            ----------
------------------------------------------------------------------------------

             a. Details regarding the capital subscriptions of all members of IBRD at June 30, 1998 are provided in the Statement of Subscriptions to Capital Stock and Voting Power in the
                  Financial Statements.

For a further discussion of capital stock, restricted currencies, maintenance of value and membership refer to the Summary of Significant Accounting and related policies and the Notes to Financial Statements-Note A.

BORROWINGS

IBRD diversifies its sources of funding by offering its securities to private and official investors globally on terms acceptable to IBRD. Official investors are governments, central banks and other governmental institutions.
 Under the Articles, IBRD may borrow only with the approval of the member in whose markets the funds are raised and the member in whose currency the borrowing is denominated, and only if each such member agrees that the proceeds may be exchanged for the currency of any other member without restriction.

In FY 1998 medium- and long-term debt raised from the market by IBRD amounted to $28,020 million. This excludes proceeds from continuous short-term issuance programs, i.e., Central Bank Facility and Discount Notes, and transactions with a maturity of less than one year. The increase in medium- and long-term borrowings in FY 1998 primarily reflected increased loan disbursements in response to the financial crisis in East Asia and adjustment lending in Eastern Europe and Central Asia.

------------------------------------------------------------------------------
Management's Discussion and Analysis                                        21
------------------------------------------------------------------------------

FUNDING OPERATIONS


IN MILLIONS OF U.S. DOLLARS                               FY 1998      FY 1997
------------------------------------------------------------------------------
Total Medium- and Long-term Borrowings *                $  28,020    $  17,694
Average Maturity (years)                                      5.8          5.2
Number of Transactions                                        195          139
Number of Currencies                                           21           18
------------------------------------------------------------------------------

* Net proceeds on a trade date basis.

Most new funding was swapped initially into floating rates. Fixed rates were established subsequently for some of this funding in accordance with the requirements of different loan products and policy guidelines.

The after-swap currency composition of new funding was mostly in U.S. dollars and reflected the need to fund loan assets and liquidity. Borrowings were carried out in those currencies that provided the best market opportunities, resulting in 195 transactions during FY 1998.

IBRD buys its debt back strategically to reduce the cost of borrowings and to reduce exposure to refunding requirements in a particular year. During FY 1998 IBRD repurchased a total of $540 million of its outstanding borrowings and prepaid $561 million of its outstanding borrowings.

A more detailed analysis of borrowings is provided in the Notes to Financial Statements-Note D.

6.  RESULTS OF OPERATIONS

IBRD's net income can be seen as broadly comprising a spread on earning assets, plus the contribution of equity, less provisions for loan losses and administrative expenses. The significant factors affecting the spread on earning assets are described below:

     -- LOANS are funded by a combination of debt and equity, with debt funding approximately 77% of loans.

          Most loans are subject to a cost pass-through formulation with the loans carrying a variable lending rate linked to the particular borrowings allocated to them. Such cost pass-through loans currently account for approximately 87% of the outstanding loan portfolio. Other loans which are not cost pass-through products, comprise 13% of the existing loan portfolio.

          Income generated from loans funded by equity is directly sensitive to the level of nominal interest rates with any changes in these rates directly impacting net income. Loans funded by equity comprise 23% of the loan portfolio.

     -- INVESTMENTS are primarily funded by variable rate debt sharing the same interest rate characteristics as the investment portfolio. As a result the interest rate sensitivity of the spread of investment returns over its cost of funding has been substantially eliminated with net investment income being largely unaffected by interest rate fluctuations. Further, the impact on net income from the margin on the investment portfolio is not significant.

------------------------------------------------------------------------------
22                                        Management's Discussion and Analysis
------------------------------------------------------------------------------

The following table is a comparison of the FY 1998 and FY 1997 results.

                                                               FY 1998      FY 1997
                                                            ----------      --------
   NET INCOME    U.S. $  MILLIONS

   Loan Income                                                  6,881        7,235
   Interest                                                     6,775        7,122
   Commitment Charges                                             106          113

   Provision for Loan Losses                                     (251)         (63)
   Investment Income                                            1,233          834
   Borrowing Expenses                                          (6,144)      (5,952)
                                                            ----------      --------
   Net Interest Income                                          1,719        2,054
   Net Noninterest Expense                                       (476)        (769)
                                                            ----------      --------
   Net Income                                                   1,243        1,285
                                                            ----------      --------
                                                            ----------      --------
   PERFORMANCE RATIOS     %

   Return on Average Earning Assets(a)                           6.38         6.51
   Less: Average Cost of Borrowings Outstanding                  6.10         6.14
                                                            ----------      --------
   Net Interest Margin on Average Earning Assets(a)              0.28         0.37

   Less: Provision for Loan Losses                               0.20         0.05
   Net Non-Interest Expense                                      0.37         0.62
   Contribution of Members' Equity                               1.27         1.34
                                                            ----------      --------
   Net Income as a percentage of Average Earning Assets(a)       0.98         1.04
                                                            ----------      --------
                                                            ----------      --------

   AVERAGE ASSETS AND LIABILITIES     U.S. $  MILLIONS

   Total Earning Assets                                       127,138      123,879
   Cash and Investments                                        21,895       16,627
   Disbursed and Outstanding Loans                            105,243      107,251
   Borrowings Outstanding(b)                                  100,718       96,929
-----------------------------------------------------------------------------------

   a.  Includes commitment charges
   b.  Borrowings outstanding, after swaps.


Net income as a percentage of average earning assets declined 6 basis points from 1.04% for FY 1997 to 0.98% for FY 1998. The following main factors contributed to the decline: increased loan loss provisioning, the negative effect of the conversions of multicurrency pool loans to single currency pool terms and lower nominal rates for loans funded by equity. These negative effects on net income were partially offset by gains attributed to IBRD's pension and other postretirement benefit accounts.

The negative effect of the conversions of the multicurrency pool loans to single currency pool (SCP) terms was the primary factor lowering the net interest income margin on average earning assets. The SCP conversions reduced the loan spread

------------------------------------------------------------------------------
Management's Discussion and Analysis                                        23
------------------------------------------------------------------------------

through the interaction of the change in currency composition, resulting in a higher nominal rate, with the lag in the pass-through lending rate. Effectively, this raised debt costs before raising the lending rate on the affected loans.

NET INTEREST INCOME

                                                  FY 1998                       FY 1997                       FY 1996
                                          ----------------------        -----------------------       -----------------------
                                                         AVERAGE                       AVERAGE                       AVERAGE
IN MILLIONS OF U.S. DOLLARS                 AMOUNT      RETURN  %         AMOUNT      RETURN  %         AMOUNT      RETURN  %
-------------------------------------     ---------    ----------      ----------    ----------       ---------    ----------
LOANS
     Gross Interest Income                $  7,090           6.74       $  7,514           7.01       $  8,271           7.22
     Non-performing Loan Interest              (84)         (0.08)          (146)         (0.14)          (188)         (0.16)
     Interest Waiver                          (241)         (0.23)          (259)         (0.24)          (286)         (0.25)
     Provision for Loan Losses                (251)         (0.24)           (63)         (0.06)           (42)         (0.04)
     Commitment Charges                        106           0.10            113           0.11            118           0.10
     Prepayment Premiums                        10           0.01             13           0.01              7           0.01
                                          ---------    ----------      ----------    ----------       ---------    ----------
LOAN INCOME                                  6,630           6.30          7,172           6.69          7,880           6.88

INVESTMENT INCOME                            1,233           5.62            834           5.00            720           4.43
                                          ---------                    ----------                     ---------
TOTAL INTEREST INCOME                        7,863           6.18          8,006           6.47          8,600           6.58

COST OF BORROWINGS                          (6,144)          6.10         (5,952)          6.14         (6,570)          6.44
                                          ---------                    ----------                     ---------
NET INTEREST INCOME                       $  1,719           1.35       $  2,054           1.66       $  2,030           1.56
                                          ---------                    ----------                     ---------
                                          ---------                    ----------                     ---------
-----------------------------------------------------------------------------------------------------------------------------

The decrease in loan income of $542 million (7.6%) was primarily due to a falling interest rate environment in the major financial markets and the continuing maturity of high-interest, fixed rate loans. Of the decrease in loan interest income, $290 million was due to a decrease in the average interest rate of the loan portfolio, and $136 million was associated with the decrease in the balance of average loans outstanding in terms of U.S. dollars. The other major factor contributing to the change in loan income was the increase in the provision for loan losses. During FY 1998 the expected losses due to the changes in the credit quality of the portfolio combined with growth in net disbursements resulted in an increase in the provision for loan losses of $188 million from FY 1997 to FY 1998.

The following table provides a breakdown of the gross loan interest income by loan product.

                                                 FY 1998                        FY 1997                            FY 1996
                                      -------------------------     ---------------------------    ----------------------------
                                                INTEREST INCOME                INTEREST INCOME                 INTEREST INCOME
                                                ----------------              -----------------                ----------------
                                      AVERAGE             RETURN    AVERAGE              RETURN      AVERAGE             RETURN
IN MILLIONS OF U.S. DOLLARS            VOLUME    AMOUNT     %        VOLUME     AMOUNT     %          VOLUME     AMOUNT     %
----------------------------------    --------  -------   ------   --------   --------   ------    ---------   --------   -----
Loans                                 $105,243  $ 7,090   6.74     $107,251    $ 7,514    7.01     $114,534    $ 8,271    7.22
   Fixed Rate (excluding SCLs)           5,233      460   8.78        8,838        771    8.72       13,835      1,189    8.59
   Multicurrency Pool (adjustable)      68,857    4,502   6.54       93,874      6,456    6.88       99,391      6,997    7.04
   Single Currency Loans
       Fixed                             3,273      225   6.89        1,962        136    6.94          747         51    6.88
       Adjustable                       10,052      615   6.12        2,577        151    5.86          561         34    6.06
   Single Currency Pools (SCPs)
        Adjustable                      17,828    1,288   7.23          --        --       --           --          --       --
-------------------------------------------------------------------------------------------------------------------------------

During FY 1998 investment income increased by $399 million (47.7%). Of this increase, $103 million resulted from higher returns (up from 5.0% to 5.6%) mainly due to a shift from Japanese yen and Deutsche mark investments into higher-yield U.S. dollar investments. Higher average outstanding investment balances, reflecting the modified liquidity policy, accounted for the remaining increase of $296 million.

------------------------------------------------------------------------------
24                                        Management's Discussion and Analysis
------------------------------------------------------------------------------

The cost of borrowings increased by $192 million (3.2%). The replacement of longer maturity fixed rate debt with variable rate debt, coupled with a falling interest rate environment, lowered the average cost of borrowings from 6.14% to 6.10%. This decrease was offset by a higher average borrowings balance, resulting in an increase of $231 million in borrowing costs.

FY 1997 VERSUS FY 1996

Net interest income totaled $2,054 million in FY 1997, compared to $2,030 million in FY 1996. The reduction in total interest income of $594 million in FY 1997 as compared to FY 1996 was offset by a slightly larger decrease in the cost of borrowings of $618 million, resulting in a $24 million increase in net interest income.

The reduction in loan interest income arose from lower average loan interest rates driven by a decline in the average cost of borrowings, resulting from a declining interest rate environment in the financial markets. A 21 basis point decline in the average loan interest rate resulted in a reduction of $240 million, while a decrease of $7,283 million in the average outstanding loans balance accounted for a $517 million reduction in gross interest income. The negative effect of non-performing loan interest in FY 1997 was lower by $42 million primarily due to the clearance of arrears of loan interest and charges by Bosnia and Herzegovina in June 1996, and its subsequent debt-service payments during FY 1997.

Investment income increased by $114 million mainly due to a shift from Japanese yen and Deutsche mark investments into higher-yield U.S. dollar investments.

NET NONINTEREST EXPENSE

The following table presents the main components of noninterest expense:

IN MILLIONS OF U.S. DOLLARS                      FY 1998        FY 1997        FY 1996
------------------------------------------      --------        -------       --------
Gross Administrative Expenses
     Staff Salaries                                  263            255            255
     Other Staff Costs                               203            217            254
     Consultant Fees                                  91             71             72
     Operational Travel                               94             81             79
     Other Expense                                   293            277            250
                                                 -------         ------          -----
Total Gross Administrative Expenses                  944            901            910
Less:
     Pension & Postretirement Benefit Income         399             63            --
     Reimbursements                                   69             67             64
     Contribution to Special Programs                112            120            113
                                                 -------         ------          -----
Total Net Administrative Expenses                    364            651            733
     Contribution to Special Programs                112            120            113
     Net Other Income                                --              (2)            (3)
                                                 -------         ------          -----
        Total Net Noninterest Expense                476            769            843
                                                 -------         ------          -----
                                                 -------         ------          -----
--------------------------------------------------------------------------------------

Net noninterest expenses declined by $293 million. This decrease is attributable to the recognition of additional income from pension and other postretirement benefit plans.

1997 VERSUS 1996

Net noninterest expenses declined by $74 million in FY 1997. In FY 1997 income resulting from a change in assumptions associated with the Staff Retirement Plan of $112 million reduced total net noninterest expense.

               International Bank for Reconstruction and
                             Development




                        Financial Statements
                           June 30, 1998

28 IBRD Financial Statements
------------------------------------------------------------------------------
Balance Sheet
June 30, 1998 and June 30, 1997
Expressed in millions of U.S. dollars
------------------------------------------------------------------------------

                                                                          1998          1997
                                                                      ------------    -----------
Assets

DUE FROM BANKS
  Unrestricted currencies                                                 $     55       $     26
  Currencies subject to restrictions--Note A                                   712            615
                                                                      ------------    -----------
                                                                               767            641
                                                                      ------------    -----------
INVESTMENTS
  Trading--Notes B and E                                                    23,284         17,229
  Held-to-maturity--Notes B and E                                            2,673          1,279
  Assets designated for other postretirement benefits--Notes B and J         1,456
                                                                      ------------    -----------
                                                                            27,413         18,508
                                                                      ------------    -----------
SECURITIES PURCHASED UNDER RESALE AGREEMENTS--Trading--Note B                  466             97

NONNEGOTIABLE, NONINTEREST-BEARING DEMAND OBLIGATIONS ON ACCOUNT
  OF SUBSCRIBED CAPITAL                                                      1,890          1,902

AMOUNTS RECEIVABLE FROM CURRENCY SWAPS
  Investments--Trading--Notes B and E                                       10,510          4,571
  Borrowings--Notes D and E                                                 55,767         29,031
                                                                      ------------    -----------
                                                                            66,277         33,602
                                                                      ------------    -----------

AMOUNTS RECEIVABLE TO MAINTAIN VALUE OF CURRENCY HOLDINGS                      392            574

OTHER RECEIVABLES
  Amounts receivable from investment securities traded                         262             29
  Accrued income on loans                                                    1,963          1,932
  Accrued interest on investments                                              189            143
                                                                      ------------    -----------
                                                                             2,414          2,104
                                                                      ------------    -----------

LOANS OUTSTANDING (see Summary Statement of Loans, Notes C and E)
  Total loans                                                              157,641        157,381
  Less undisbursed balance                                                  51,065         51,576
                                                                      ------------    -----------
    Loans outstanding                                                      106,576        105,805
  Less accumulated provision for loan losses                                 3,240          3,210
                                                                      ------------    -----------
    Loans outstanding net of accumulated provision                         103,336        102,595
                                                                      ------------    -----------

OTHER ASSETS
  Unamortized issuance costs of borrowings                                     652            492
  Miscellaneous--Note I                                                      1,364          1,430
                                                                      ------------    -----------
                                                                             2,016          1,922
                                                                      ------------    -----------
  Total assets                                                            $204,971       $161,945
                                                                      ------------    -----------
                                                                      ------------    -----------

                                                  IBRD Financial Statements 29
------------------------------------------------------------------------------
Balance Sheet
June 30, 1998 and June 30, 1997
Expressed in millions of U.S. dollars
------------------------------------------------------------------------------

                                                                          1998          1997
                                                                      ------------    -----------
Liabilities

BORROWINGS--Notes D and E
  Short-term                                                            $    6,729     $    7,648
  Medium- and long-term                                                     96,860         89,031
                                                                      ------------    -----------
                                                                           103,589         96,679
                                                                      ------------    -----------

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS AND PAYABLE FOR CASH
COLLATERAL RECEIVED--Note B
  Trading                                                                      860            294
  Held-to-maturity                                                           1,374             --
                                                                      ------------    -----------
                                                                             2,234            294
                                                                      ------------    -----------
AMOUNTS PAYABLE FOR CURRENCY SWAPS
  Investments--Trading--Notes B and E                                       10,113          4,694
  Borrowings--Notes D and E                                                 57,755         29,687
                                                                      ------------    -----------
                                                                            67,868         34,381
                                                                      ------------    -----------
AMOUNTS PAYABLE TO MAINTAIN VALUE OF CURRENCY HOLDINGS                           2              4

OTHER LIABILITIES
  Amounts payable for investment securities purchased                          255            135
  Accrued charges on borrowings                                              2,519          2,167
  Payable for Board of Governors-approved transfers--Note F                    122            201
  Accounts payable and miscellaneous liabilities                             1,151            856
  Liabilities under other postretirement benefits--Note J                      717             --
                                                                      ------------    -----------
                                                                             4,764          3,359
                                                                      ------------    -----------
Total liabilities                                                          178,457        134,717
                                                                      ------------    -----------

Equity

CAPITAL STOCK (see Statement of Subscriptions to Capital Stock and
 Voting Power, Note A)
   Authorized capital (1,581,724 shares--June 30, 1998;
   1,558,478 shares--June 30, 1997)
      Subscribed capital (1,545,457 shares--June 30, 1998;
      1,512,211 shares--June 30, 1997)                                     186,436        182,426
      Less uncalled portion of subscriptions                               175,148        171,378
                                                                      ------------    -----------
                                                                            11,288         11,048

AMOUNTS TO MAINTAIN VALUE OF CURRENCY HOLDINGS--Note A                        (554)          (106)

PAYMENTS ON ACCOUNT OF PENDING SUBSCRIPTIONS--Note A                             7              7

RETAINED EARNINGS (see Statement of Changes in Retained
  Earnings, Note F)                                                         16,733         16,194

CUMULATIVE TRANSLATION ADJUSTMENT (see Statement of Changes
  in Cumulative Translation Adjustment)                                       (960)            85
                                                                      ------------    -----------
Total equity                                                                26,514         27,228
                                                                      ------------    -----------
Total liabilities and equity                                              $204,971       $161,945
                                                                      ------------    -----------
                                                                      ------------    -----------

   The Notes to Financial Statements are an integral part of these Statements.

30 IBRD Financial Statements
------------------------------------------------------------------------------
Statement of Income
For the fiscal years ended June 30, 1998, June 30, 1997 and June 30, 1996 Expressed in millions of U.S. dollars
------------------------------------------------------------------------------

                                                                                1998           1997           1996
                                                                              ------         ------          ------
INCOME
 Income from loans--Note C
  Interest                                                                     $6,775         $7,122         $7,804
  Commitment charges                                                              106            113            118

 Income from investments--Note B
  Trading
   Interest                                                                     1,107            718            673
   Net gains/(losses)
    Realized                                                                      (10)            47             31
    Unrealized                                                                      1            (43)           (83)
  Held-to-maturity
   Interest                                                                       176            103            100
 Income from securities purchased under resale agreements--Note B                  59             53             66
 Income from investments designated for other postretirement
  benefits--Notes B and J                                                         107             --             --
 Income (expense) from Staff Retirement Plan--Note I                              182             63            (60)
 Other income                                                                      10             12             11
                                                                               ------         ------          ------
     Total income                                                               8,513          8,188          8,660
                                                                               ------         ------          ------
EXPENSES
 Borrowing expenses--Note D
  Interest                                                                      6,000          5,827          6,455
  Prepayment (gains)/losses                                                        (7)            16              9
  Amortization of issuance and other borrowing costs                              151            109            106
 Interest on securities sold under repurchase agreements and payable for
  cash collateral received--Note B                                                100             44             67
 Administrative expenses--Notes G and H                                           763            714            673
 Other postretirement benefits expense--Note J                                     50             --             --
 Provision for loan losses--Note C                                                251             63             42
 Other expenses                                                                    10             10              8
                                                                               ------         ------          ------
     Total expenses                                                             7,318          6,783          7,360
                                                                               ------         ------          ------

OPERATING INCOME                                                                1,195          1,405          1,300
 Effect of accounting change--Note J                                              160             --             --
 Contributions to special programs--Note G                                       (112)          (120)          (113)
                                                                               ------         ------          ------
NET INCOME                                                                     $1,243         $1,285         $1,187
                                                                               ------         ------          ------
                                                                               ------         ------          ------

   The Notes to Financial Statements are an integral part of these Statements.

                                                  IBRD Financial Statements 31
------------------------------------------------------------------------------
Statement of Changes in Retained Earnings
For the fiscal years ended June 30, 1998, June 30, 1997 and June 30, 1996 Expressed in millions of U.S. dollars
------------------------------------------------------------------------------

                                                                            1998           1997           1996
                                                                          --------       --------        -------
Retained earnings at beginning of the fiscal year                          $16,194        $16,099        $15,502
 Board of Governors-approved transfers to--Note F
  International Development Association                                       (304)          (600)          (250)
  Debt Reduction Facility for IDA-Only Countries                                --             --           (100)
  Trust Fund for Gaza and West Bank                                             --            (90)           (90)
  Trust Fund for Bosnia and Herzegovina                                         --             --           (150)
  Heavily Indebted Poor Countries Debt Initiative Trust Fund                  (250)          (500)            --
  Multilateral Investment Guarantee Agency                                    (150)            --             --
 Net income for the fiscal year                                              1,243          1,285          1,187
                                                                          --------       --------        -------
Retained earnings at end of the fiscal year                                $16,733        $16,194        $16,099
                                                                          --------       --------        -------
                                                                          --------       --------        -------



-------------------------------------------------------------------------------
Statement of Changes in Cumulative Translation Adjustment
For the fiscal years ended June 30, 1998, June 30, 1997 and June 30, 1996 Expressed in millions of U.S. dollars
-------------------------------------------------------------------------------

                                                                          1998           1997           1996
                                                                      ----------       --------      ---------
Cumulative translation adjustment at beginning of the fiscal year      $      85        $ 1,056       $  3,308
  Translation adjustment for the fiscal year                              (1,045)          (971)        (2,252)
                                                                      ----------       --------      ---------
Cumulative translation adjustment at end of the fiscal year            $    (960)       $    85       $  1,056
                                                                      ----------       --------      ---------
                                                                      ----------       --------      ---------

   The Notes to Financial Statements are an integral part of these Statements.

32 IBRD Financial Statements
------------------------------------------------------------------------------
Statement of Cash Flows
For the fiscal years ended June 30, 1998, June 30, 1997 and June 30, 1996 Expressed in millions of U.S. dollars
------------------------------------------------------------------------------

                                                                               1998           1997           1996
                                                                              -------        ------        -------
Cash flows from lending and investing activities
 Loans
  Disbursements                                                              $(19,283)      $(14,009)      $(13,321)
  Principal repayments                                                         10,146         10,710         11,494
  Principal prepayments                                                         1,372          1,311            812
 Investments: Held-to-maturity
  Purchases of securities and repayments of securities sold
   under repurchase agreements                                                (33,202)        (8,911)        (5,417)
  Maturities of securities and proceeds from securities sold under
   repurchase agreements                                                       33,184          8,895          5,422
                                                                              --------       --------       -------
     Net cash used in lending and investing activities                         (7,783)        (2,004)        (1,010)
                                                                              --------       --------       -------

Cash flows from Board of Governors-approved transfers to
 International Development Association                                           (298)          (599)          (250)
 Debt Reduction Facility for IDA-Only Countries                                   (18)            (1)           (86)
 Trust Fund for Gaza and West Bank, Trust Fund for Bosnia and
  Herzegovina, and Emergency Assistance for Rwanda                                (60)           (91)          (179)
 Heavily Indebted Poor Countries Debt Initiative Trust Fund                      (250)          (500)            --
 Multilateral Investment Guarantee Agency                                        (150)            --             --
                                                                              --------       --------       -------
     Net cash used in Board of Governors-approved transfers                      (776)        (1,191)          (515)
                                                                              --------       --------       -------
Cash flows from financing activities
 Medium- and long-term borrowings
  New issues                                                                   27,748         14,928          9,851
  Retirements                                                                 (13,569)       (14,137)       (10,330)
 Net short-term borrowings                                                     (1,009)         3,277            340
 Net currency swaps                                                              (300)          (266)          (649)
 Net capital stock transactions                                                   217             71            111
                                                                              --------       --------       -------
     Net cash provided by (used in) financing activities                       13,087          3,873           (677)
                                                                              --------       --------       -------
Cash flows from operating activities
 Net income                                                                     1,243          1,285          1,187
 Adjustments to reconcile net income to net cash provided by operating activities
  Depreciation and amortization                                                   855            541            399
  Provision for loan losses                                                       251             63             42
  Changes in other assets and liabilities
   (Increase) decrease in accrued income on loans and investments                (204)            18            176
   Decrease (increase) in miscellaneous assets                                      8           (153)           (80)
   Increase in net assets associated with other postretirement benefits          (739)            --             --
   Increase (decrease) in accrued charges on borrowings                           448            (49)          (214)
   Increase (decrease) in accounts payable and miscellaneous liabilities          335             35            (18)
                                                                              --------       --------       -------
     Net cash provided by operating activities                                  2,197          1,740          1,492
                                                                              --------       --------       -------
Effect of exchange rate changes on unrestricted cash and
 liquid investments                                                              (205)          (319)        (1,632)
                                                                              --------       --------       -------
Net increase (decrease) in unrestricted cash and liquid investments             6,520          2,099         (2,342)
Unrestricted cash and liquid investments at beginning of the
 fiscal year                                                                   16,829         14,730         17,072
                                                                              --------       --------       -------
Unrestricted cash and liquid investments at end of the fiscal year           $ 23,349       $ 16,829       $ 14,730
                                                                              --------       --------       -------
                                                                              --------       --------       -------

                                                  IBRD Financial Statements 33
------------------------------------------------------------------------------
Statement of Cash Flows
For the fiscal years ended June 30, 1998, June 30, 1997 and June 30, 1996 Expressed in millions of U.S. dollars
------------------------------------------------------------------------------

                                                                                1998           1997           1996
                                                                              -------         ------        -------
Composition of unrestricted cash and liquid investments:

 Investments held in trading portfolio                                         $23,284       $ 17,229       $ 15,001
 Unrestricted currencies                                                            55             26             27
 Net receivable (payable) for investment securities traded/purchased                 7           (106)           857
 Net receivable (payable) from currency swaps--Investments                         397           (123)             2
 Net payable for securities purchased/sold under resale/repurchase
  agreements and payable for cash collateral received                             (394)          (197)        (1,157)
                                                                               --------       --------       -------
                                                                               $23,349       $ 16,829       $ 14,730
                                                                              --------       --------       -------
                                                                              --------       --------       -------

Supplemental disclosure

 Increase (decrease) in ending balances resulting from exchange rate fluctuations
 Loans outstanding                                                            $ (6,994)     $  (6,429)      $(14,436)
 Investments: Held-to-maturity                                                       2             94            (29)
 Borrowings                                                                     (7,239)        (4,701)       (11,731)
 Currency swaps--Borrowings                                                      1,632           (495)        (1,184)


   The Notes to Financial Statements are an integral part of these Statements.

34 IBRD Financial Statements
------------------------------------------------------------------------------
Summary Statement of Loans

June 30, 1998

Expressed in millions of U.S. dollars
------------------------------------------------------------------------------

                                                             Loans       Undisbursed                  Percentage
                                                           approved       balance of                   of total
                                         Total            but not yet     effective      Loans           loans
Borrower or guarantor                    loans           effective(1)      loans(2)     outstanding   outstanding
-----------------------------------------------------------------------------------------------------------------
Algeria                                  $   2,360       $    150       $    515      $   1,695           1.59

Argentina                                    9,116          1,232          2,362          5,522           5.18

Armenia                                          9             --             --              9           0.01

Bahamas, The                                     6             --             --              6           0.01

Bangladesh                                      35             --             --             35           0.03

Barbados                                        27             --             14             13           0.01

Belarus                                        147             --             26            121           0.11

Belize                                          50             --             11             39           0.04

Bolivia                                         28             --             --             28           0.03

Bosnia and Herzegovina                         557             --             --            557           0.52

Botswana                                        39             --             --             39           0.04

Brazil                                       9,612          1,177          2,737          5,698           5.35

Bulgaria                                       823             16            198            609           0.57

Cameroon                                       368              --             3            365           0.34

Chile                                        1,069              --           151            918           0.86

China                                       17,735          3,316          5,849          8,570           8.04

Colombia                                     2,371             85            643          1,643           1.54

Congo, Democratic Republic of                   81             --             --             81           0.08

Congo, Republic of                              67             --             --             67           0.06

Costa Rica                                     217             --             40            177           0.17

Cote d'Ivoire                                  952             --             --            952           0.89

Croatia                                        610             77            249            284           0.27

Cyprus                                          69             --             21             48           0.05

Czech Republic                                 434             --             74            360           0.34

Dominica                                         5              1              4             --             --

Dominican Republic                             367             33            137            197           0.18

Ecuador                                      1,154            111            227            816           0.77

Egypt, Arab Republic of                        983             20            154            809           0.76

El Salvador                                    572            146            162            264           0.25

Estonia                                        107             --             33             74           0.07

Fiji                                            37             --              9             28           0.03

Gabon                                           97             --             23             74           0.07

Ghana                                           28             --             --             28           0.03

Grenada                                          5              1              4             --             --

Guatemala                                      355            111             59            185           0.17

Guyana                                          16             --             --             16           0.02

Honduras                                       246             --             --            246           0.23

Hungary                                      1,160            147            306            707           0.66

India                                       11,914            478          3,567          7,869           7.38

Indonesia                                   14,514            672          3,997          9,845           9.24

Iran, Islamic Republic of                      727             --            307            420           0.39

Iraq                                            42             --             --             42           0.04

Jamaica                                        551             --            154            397           0.37

Jordan                                         890              5            168            717           0.67

Kazakhstan                                   1,414             15            657            742           0.70

Kenya                                          173             --             --            173           0.16

Korea, Republic of                           6,666             --            249          6,417           6.02

Latvia                                         229              8             67            154           0.14

Lebanon                                        626            105            360            161           0.15

Lesotho                                        122             45             20             57           0.05


                                                  IBRD Financial Statements 35
------------------------------------------------------------------------------
Summary Statement of Loans (Continued)

June 30, 1998

Expressed in millions of U.S. dollars
------------------------------------------------------------------------------

                                                             Loans       Undisbursed                   Percentage
                                                           approved       balance of                    of total
                                         Total            but not yet     effective     Loans            loans
Borrower or guarantor                    loans           effective(1)      loans(2)   outstanding     outstanding
-----------------------------------------------------------------------------------------------------------------

Liberia                                $       131      $      --      $      --     $      131           0.12

Lithuania                                      260             --            140            120           0.11

Macedonia, former Yugoslav Republic of         164             34             45             85           0.08

Madagascar                                       2             --             --              2              *

Malawi                                          27             --             --             27           0.03

Malaysia                                     1,071             --             82            989           0.93

Mauritania                                       4             --             --              4              *

Mauritius                                      146             12             29            105           0.10

Mexico                                      15,074          2,242          2,040         10,792          10.13

Moldova                                        245             12             88            145           0.14

Morocco                                      3,955             29            695          3,231           3.03

Nicaragua                                       18             --             --             18           0.02

Nigeria                                      2,375             --            191          2,184           2.05

Oman                                            11             --             --             11           0.01

Pakistan                                     3,584             --            660          2,924           2.74

Panama                                         339             --            126            213           0.20

Papua New Guinea                               311              5             49            257           0.24

Paraguay                                       374             40            189            145           0.14

Peru                                         2,752             22            696          2,034           1.91

Philippines                                  5,032            136            927          3,969           3.72

Poland                                       2,988             --            963          2,025           1.90

Portugal                                        13             --             --             13           0.01

Romania                                      2,390             35          1,041          1,314           1.23

Russian Federation                           9,170            153          3,356          5,661           5.31

St. Kitts and Nevis                              4              1              2              1              *

St. Lucia                                       10              1              5              4              *

St. Vincent and the Grenadines                   3              1              2              *              *

Senegal                                         11             --             --             11           0.01

Seychelles                                       6             --              2              4              *

Sierra Leone                                     1             --             --              1              *

Slovak Republic                                235             --             14            221           0.21

Slovenia                                       137             --              8            129           0.12

South Africa                                    46             46             --             --             --

Sri Lanka                                       27             --             --             27           0.03

Sudan                                            6             --             --              6           0.01

Swaziland                                       33             --             24              9           0.01

Syrian Arab Republic                            71             --             --             71           0.07

Tanzania                                        27             --             --             27           0.03

Thailand                                     2,554             --            905          1,649           1.55

Trinidad and Tobago                            143             --             66             77           0.07

Tunisia                                      2,176            129            668          1,379           1.29

Turkey                                       4,833            583            926          3,324           3.12

Turkmenistan                                    89             --             80              9           0.01

Ukraine                                      2,076            219            746          1,111           1.04

Uruguay                                        715             --            247            468           0.44

36 IBRD Financial Statements
------------------------------------------------------------------------------
Summary Statement of Loans (Continued)

June 30, 1998

Expressed in millions of U.S. dollars
------------------------------------------------------------------------------

                                                             Loans       Undisbursed                  Percentage
                                                           approved       balance of                   of total
                                         Total            but not yet     effective     Loans            loans
Borrower or guarantor                    loans           effective(1)      loans(2)   outstanding     outstanding
-----------------------------------------------------------------------------------------------------------------


Uzbekistan                             $       339      $      52       $    134    $       153           0.14

Venezuela                                    1,714              8            536          1,170           1.10

Yugoslavia, Federal Republic of
(Serbia/Montenegro)3                         1,089             --             --          1,089           1.02

Zambia                                          46             --             --             46           0.04

Zimbabwe                                       534             --             78            456           0.43

Subtotal(5)                                157,143         11,711         39,317        106,115          99.56

Caribbean Development Bank(4)                   33             --             25              8           0.01

International Finance Corporation              465             --             12            453           0.43
                                        ----------     ----------     ----------     ----------     ----------
Total--June 30, 19985                     $157,641        $11,711        $39,354       $106,576         100.00
                                        ----------     ----------     ----------     ----------     ----------
                                        ----------     ----------     ----------     ----------     ----------
Total--June 30, 1997                      $157,381        $ 9,027        $42,549       $105,805
                                        ----------     ----------     ----------     ----------
                                        ----------     ----------     ----------     ----------


*  Indicates amount less than $0.5 million or less than 0.005 percent.

NOTES

1. Loans totaling $8,930 million ($6,417 million--June 30, 1997) have been approved by IBRD, but the related agreements have not been signed. Loan agreements totaling $2,781 million ($2,610 million--June 30, 1997) have been signed, but the loans do not become effective and disbursements thereunder do not start until the borrowers and guarantors, if any, take certain actions and furnish certain documents to IBRD.

2. Of the undisbursed balance, IBRD has entered into irrevocable commitments to disburse $1,215 million ($1,937 million--June 30, 1997).

3. See Notes to Financial Statements--Notes A and C.

4. These loans are for the benefit of The Bahamas, Barbados, Grenada, Guyana, Jamaica, Trinidad and Tobago, and territories of the United Kingdom (Associated States and Dependencies) in the Caribbean Region, that are severally liable as guarantors to the extent of subloans made in their territories.

5. May differ from the sum of individual figures shown due to rounding.

                                                 IBRD Financial Statements  37
------------------------------------------------------------------------------
Statement of Subscriptions to
Capital Stock and Voting Power

June 30, 1998
Expressed in millions of U.S. dollars
------------------------------------------------------------------------------

                                                       Subscriptions                                       Voting Power
                               ------------------------------------------------------------------     -----------------------
                                           Percentage                                   Amounts       Number       Percentage
                                               of         Total          Amounts        subject        of             of
Member                          Shares       total       amounts        paid in(1)     to call(1)(2)    votes          total
-----------------------------------------------------------------------------------------------------------------------------
Afghanistan                       300         0.02     $     36.2     $      3.6    $      32.6           550            0.03
Albania                           830         0.05          100.1            3.6           96.5         1,080            0.07
Algeria                         9,252         0.60        1,116.1           67.1        1,049.0         9,502            0.60
Angola                          2,676         0.17          322.8           17.5          305.4         2,926            0.18
Antigua and Barbuda               520         0.03           62.7            1.3           61.5           770            0.05
Argentina                      17,911         1.16        2,160.7          132.2        2,028.4        18,161            1.14
Armenia                         1,139         0.07          137.4            5.9          131.5         1,389            0.09
Australia                      24,464         1.58        2,951.2          181.8        2,769.5        24,714            1.55
Austria                        11,063         0.72        1,334.6           80.7        1,253.9        11,313            0.71
Azerbaijan                      1,646         0.11          198.6            9.7          188.8         1,896            0.12
Bahamas, The                    1,071         0.07          129.2            5.4          123.8         1,321            0.08
Bahrain                         1,103         0.07          133.1            5.7          127.4         1,353            0.09
Bangladesh                      4,854         0.31          585.6           33.9          551.6         5,104            0.32
Barbados                          948         0.06          114.4            4.5          109.9         1,198            0.08
Belarus                         3,323         0.22          400.9           22.3          378.5         3,573            0.22
Belgium                        28,983         1.88        3,496.4          215.8        3,280.6        29,233            1.84
Belize                            586         0.04           70.7            1.8           68.9           836            0.05
Benin                             868         0.06          104.7            3.9          100.8         1,118            0.07
Bhutan                            479         0.03           57.8            1.0           56.8           729            0.05
Bolivia                         1,785         0.12          215.3           10.8          204.5         2,035            0.13
Bosnia and Herzegovina            549         0.04           66.2            5.8           60.4           799            0.05
Botswana                          615         0.04           74.2            2.0           72.2           865            0.05
Brazil                         24,946         1.61        3,009.4          185.1        2,824.2        25,196            1.58
Brunei Darussalam               2,373         0.15          286.3           15.2          271.1         2,623            0.16
Bulgaria                        5,215         0.34          629.1           36.5          592.6         5,465            0.34
Burkina Faso                      868         0.06          104.7            3.9          100.8         1,118            0.07
Burundi                           716         0.05           86.4            3.0           83.4           966            0.06
Cambodia                          214         0.01           25.8            2.6           23.2           464            0.03
Cameroon                        1,527         0.10          184.2            9.0          175.2         1,777            0.11
Canada                         44,795         2.90        5,403.8          334.9        5,068.9        45,045            2.83
Cape Verde                        508         0.03           61.3            1.2           60.1           758            0.05
Central African Republic          862         0.06          104.0            3.9          100.1         1,112            0.07
Chad                              862         0.06          104.0            3.9          100.1         1,112            0.07
Chile                           6,931         0.45          836.1           49.6          786.6         7,181            0.45
China                          44,799         2.90        5,404.3          335.0        5,069.3        45,049            2.83
Colombia                        6,352         0.41          766.3           45.2          721.1         6,602            0.42
Comoros                           282         0.02           34.0            0.3           33.7           532            0.03
Congo, Democratic
  Republic of                   2,643         0.17          318.8           25.4          293.5         2,893            0.18
Congo, Republic of                927         0.06          111.8            4.3          107.5         1,177            0.07
Costa Rica                        233         0.02           28.1            1.9           26.2           483            0.03
Cote d Ivoire                   2,516         0.16          303.5           16.4          287.1         2,766            0.17
Croatia                         2,293         0.15          276.6           17.3          259.3         2,543            0.16
Cyprus                          1,461         0.09          176.2            8.4          167.9         1,711            0.11
Czech Republic                  6,308         0.41          761.0           45.9          715.0         6,558            0.41
Denmark                        10,251         0.66        1,236.6           74.6        1,162.0        10,501            0.66
Djibouti                          559         0.04           67.4            1.6           65.9           809            0.05
Dominica                          504         0.03           60.8            1.1           59.7           754            0.05
Dominican Republic              2,092         0.14          252.4           13.1          239.3         2,342            0.15
Ecuador                         2,771         0.18          334.3           18.2          316.1         3,021            0.19
Egypt, Arab Republic of         7,108         0.46          857.5           50.9          806.6         7,358            0.46

38 IBRD Financial Statements
------------------------------------------------------------------------------
Statement of Subscriptions to
Capital Stock and Voting Power (Continued)

June 30, 1998
Expressed in millions of U.S. dollars
------------------------------------------------------------------------------

                                                       Subscriptions                                       Voting Power
                               ------------------------------------------------------------------     -----------------------
                                           Percentage                                   Amounts       Number       Percentage
                                               of         Total          Amounts        subject        of             of
Member                          Shares       total       amounts        paid in(1)   to call(1)(2)     votes          total
-----------------------------------------------------------------------------------------------------------------------------

El Salvador                       141         0.01     $     17.0      $     1.7     $     15.3           391            0.02
Equatorial Guinea                 715         0.05           86.3            2.7           83.5           965            0.06
Eritrea                           593         0.04           71.5            1.8           69.7           843            0.05
Estonia                           923         0.06          111.3            4.3          107.1         1,173            0.07
Ethiopia                          978         0.06          118.0            4.7          113.3         1,228            0.08
Fiji                              987         0.06          119.1            4.8          114.3         1,237            0.08
Finland                         8,560         0.55        1,032.6           61.9          970.8         8,810            0.55
France                         69,397         4.49        8,371.7          520.4        7,851.3        69,647            4.38
Gabon                             987         0.06          119.1            5.1          113.9         1,237            0.08
Gambia, The                       543         0.04           65.5            1.5           64.0           793            0.05
Georgia                         1,584         0.10          191.1            9.3          181.8         1,834            0.12
Germany                        72,399         4.68        8,733.9          542.9        8,190.9        72,649            4.57
Ghana                           1,525         0.10          184.0           12.7          171.2         1,775            0.11
Greece                          1,684         0.11          203.1           14.1          189.1         1,934            0.12
Grenada                           531         0.03           64.1            1.4           62.7           781            0.05
Guatemala                       2,001         0.13          241.4           12.4          229.0         2,251            0.14
Guinea                          1,292         0.08          155.9            7.1          148.8         1,542            0.10
Guinea-Bissau                     540         0.03           65.1            1.4           63.7           790            0.05
Guyana                          1,058         0.07          127.6            5.3          122.3         1,308            0.08
Haiti                           1,067         0.07          128.7            5.4          123.3         1,317            0.08
Honduras                          641         0.04           77.3            2.3           75.0           891            0.06
Hungary                         8,050         0.52          971.1           58.0          913.1         8,300            0.52
Iceland                         1,258         0.08          151.8            6.8          144.9         1,508            0.09
India                          44,795         2.90        5,403.8          333.7        5,070.1        45,045            2.83
Indonesia                      14,981         0.97        1,807.2          110.3        1,697.0        15,231            0.96
Iran, Islamic Republic of      23,686         1.53        2,857.4          175.8        2,681.5        23,936            1.50
Iraq                            2,808         0.18          338.7           27.1          311.6         3,058            0.19
Ireland                         5,271         0.34          635.9           37.1          598.8         5,521            0.35
Israel                          4,750         0.31          573.0           33.2          539.8         5,000            0.31
Italy                          44,795         2.90        5,403.8          334.8        5,069.0        45,045            2.83
Jamaica                         2,578         0.17          311.0           16.8          294.2         2,828            0.18
Japan                         127,000         8.22       15,320.6          944.0       14,376.7       127,250            8.00
Jordan                          1,388         0.09          167.4            7.8          159.6         1,638            0.10
Kazakhstan                      2,985         0.19          360.1           19.8          340.3         3,235            0.20
Kenya                           2,461         0.16          296.9           15.9          281.0         2,711            0.17
Kiribati                          465         0.03           56.1            0.9           55.2           715            0.04
Korea, Republic of              9,372         0.61        1,130.6           67.9        1,062.7         9,622            0.60
Kuwait                         13,280         0.86        1,602.0           97.4        1,504.6        13,530            0.85
Kyrgyz Republic                 1,107         0.07          133.5            5.7          127.9         1,357            0.09
Lao People's
  Democratic Republic             178         0.01           21.5            1.5           20.0           428            0.03
Latvia                          1,384         0.09          167.0            7.8          159.2         1,634            0.10
Lebanon                           340         0.02           41.0            1.1           39.9           590            0.04
Lesotho                           663         0.04           80.0            2.3           77.6           913            0.06
Liberia                           463         0.03           55.9            2.6           53.3           713            0.04
Libya                           7,840         0.51          945.8           57.0          888.8         8,090            0.51
Lithuania                       1,507         0.10          181.8            8.7          173.1         1,757            0.11
Luxembourg                      1,652         0.11          199.3            9.8          189.5         1,902            0.12
Macedonia, former
Yugoslav Republic of              427         0.03           51.5            3.2           48.3           677            0.04
Madagascar                      1,422         0.09          171.5            8.1          163.5         1,672            0.11
Malawi                          1,094         0.07          132.0            5.6          126.4         1,344            0.08


                                                 IBRD Financial Statements  39
------------------------------------------------------------------------------
Statement of Subscriptions to
Capital Stock and Voting Power

June 30, 1998
Expressed in millions of U.S. dollars
------------------------------------------------------------------------------

                                                       Subscriptions                                       Voting Power
                               ------------------------------------------------------------------     -----------------------
                                           Percentage                                   Amounts       Number       Percentage
                                               of         Total          Amounts        subject        of             of
Member                          Shares       total       amounts       paid in(1)    to call(1)(2)    votes          total
-----------------------------------------------------------------------------------------------------------------------------

Malaysia                        8,244         0.53      $   994.5      $    59.5     $    935.0         8,494            0.53
Maldives                          469         0.03           56.6            0.9           55.7           719            0.05
Mali                            1,162         0.08          140.2            6.1          134.1         1,412            0.09
Malta                           1,074         0.07          129.6            5.4          124.1         1,324            0.08
Marshall Islands                  469         0.03           56.6            0.9           55.7           719            0.05
Mauritania                        900         0.06          108.6            4.1          104.4         1,150            0.07
Mauritius                       1,242         0.08          149.8            6.7          143.1         1,492            0.09
Mexico                         18,804         1.22        2,268.4          139.0        2,129.4        19,054            1.20
Micronesia,
Federated States of               479         0.03           57.8            1.0           56.8           729            0.05
Moldova                         1,368         0.09          165.0            7.6          157.4         1,618            0.10
Mongolia                          466         0.03           56.2            2.3           53.9           716            0.05
Morocco                         4,973         0.32          599.9           34.8          565.1         5,223            0.33
Mozambique                        930         0.06          112.2            4.8          107.4         1,180            0.07
Myanmar                         2,484         0.16          299.7           16.1          283.6         2,734            0.17
Namibia                         1,523         0.10          183.7            8.8          174.9         1,773            0.11
Nepal                             968         0.06          116.8            4.6          112.1         1,218            0.08
Netherlands                    35,503         2.30        4,282.9          264.8        4,018.1        35,753            2.25
New Zealand                     7,236         0.47          872.9           51.9          821.0         7,486            0.47
Nicaragua                         608         0.04           73.3            2.1           71.3           858            0.05
Niger                             852         0.06          102.8            3.8           99.0         1,102            0.07
Nigeria                        12,655         0.82        1,526.6           92.7        1,433.9        12,905            0.81
Norway                          9,982         0.65        1,204.2           72.6        1,131.6        10,232            0.64
Oman                            1,561         0.10          188.3            9.1          179.2         1,811            0.11
Pakistan                        9,339         0.60        1,126.6           67.8        1,058.9         9,589            0.60
Palau, Republic of                 16         0.00            1.9            0.2            1.8           266            0.02
Panama                            385         0.02           46.4            3.2           43.2           635            0.04
Papua New Guinea                1,294         0.08          156.1            7.1          149.0         1,544            0.10
Paraguay                        1,229         0.08          148.3            6.6          141.6         1,479            0.09
Peru                            5,331         0.34          643.1           37.5          605.6         5,581            0.35
Philippines                     6,844         0.44          825.6           48.9          776.7         7,094            0.45
Poland                         10,908         0.71        1,315.9           79.6        1,236.3        11,158            0.70
Portugal                        5,460         0.35          658.7           38.5          620.2         5,710            0.36
Qatar                           1,096         0.07          132.2            9.0          123.3         1,346            0.08
Romania                         4,011         0.26          483.9           30.5          453.4         4,261            0.27
Russian Federation             44,795         2.90        5,403.8          333.9        5,070.0        45,045            2.83
Rwanda                          1,046         0.07          126.2            5.2          120.9         1,296            0.08
St. Kitts and Nevis               275         0.02           33.2            0.3           32.9           525            0.03
St. Lucia                         552         0.04           66.6            1.5           65.1           802            0.05
St. Vincent and
  the Grenadines                  278         0.02           33.5            0.3           33.2           528            0.03
Samoa                             531         0.03           64.1            1.4           62.7           781            0.05
Sao Tome and Principe             495         0.03           59.7            1.1           58.6           745            0.05
Saudi Arabia                   44,795         2.90        5,403.8          335.0        5,068.9        45,045            2.83
Senegal                         2,072         0.13          250.0           13.0          237.0         2,322            0.15
Seychelles                        263         0.02           31.7            0.2           31.6           513            0.03
Sierra Leone                      718         0.05           86.6            3.0           83.6           968            0.06
Singapore                         320         0.02           38.6            3.9           34.7           570            0.04
Slovak Republic                 3,216         0.21          388.0           23.0          365.0         3,466            0.22
Slovenia                        1,261         0.08          152.1            9.5          142.6         1,511            0.09
Solomon Islands                   513         0.03           61.9            1.2           60.7           763            0.05
Somalia                           552         0.04           66.6            3.3           63.3           802            0.05


40 IBRD Financial Statements
------------------------------------------------------------------------------
Statement of Subscriptions to
Capital Stock and Voting Power (Continued)

June 30, 1998
Expressed in millions of U.S. dollars
------------------------------------------------------------------------------

                                                       Subscriptions                                       Voting Power
                               ------------------------------------------------------------------     -----------------------
                                           Percentage                                   Amounts       Number       Percentage
                                               of         Total          Amounts        subject        of             of
Member                          Shares       total       amounts       paid in(1)    to call(1)(2)    votes          total
-----------------------------------------------------------------------------------------------------------------------------


South Africa                   13,462         0.87     $  1,624.0      $    98.8     $  1,525.2        13,712            0.86
Spain                          23,686         1.53        2,857.4          175.6        2,681.7        23,936            1.50
Sri Lanka                       3,817         0.25          460.5           26.1          434.3         4,067            0.26
Sudan                             850         0.05          102.5            7.2           95.3         1,100            0.07
Suriname                          412         0.03           49.7            2.0           47.7           662            0.04
Swaziland                         440         0.03           53.1            2.0           51.1           690            0.04
Sweden                         14,974         0.97        1,806.4          110.2        1,696.2        15,224            0.96
Switzerland                    26,606         1.72        3,209.6          197.2        3,012.4        26,856            1.69
Syrian Arab Republic            2,202         0.14          265.6           14.0          251.7         2,452            0.15
Tajikistan                      1,060         0.07          127.9            5.3          122.5         1,310            0.08
Tanzania                        1,295         0.08          156.2           10.0          146.2         1,545            0.10
Thailand                        6,349         0.41          765.9           45.2          720.7         6,599            0.41
Togo                            1,105         0.07          133.3            5.7          127.6         1,355            0.09
Tonga                             494         0.03           59.6            1.1           58.5           744            0.05
Trinidad and Tobago             2,664         0.17          321.4           17.6          303.7         2,914            0.18
Tunisia                           719         0.05           86.7            5.7           81.1           969            0.06
Turkey                          7,379         0.48          890.2           52.9          837.2         7,629            0.48
Turkmenistan                      526         0.03           63.5            2.9           60.5           776            0.05
Uganda                            617         0.04           74.4            4.4           70.1           867            0.05
Ukraine                        10,908         0.71        1,315.9           79.3        1,236.6        11,158            0.70
United Arab Emirates            2,385         0.15          287.7           22.6          265.1         2,635            0.17
United Kingdom                 69,397         4.49        8,371.7          539.5        7,832.2        69,647            4.38
United States                 264,969        17.15       31,964.5        1,998.4       29,966.2       265,219           16.67
Uruguay                         2,812         0.18          339.2           18.6          320.7         3,062            0.19
Uzbekistan                      2,493         0.16          300.7           16.1          284.7         2,743            0.17
Vanuatu                           586         0.04           70.7            1.8           68.9           836            0.05
Venezuela                      20,361         1.32        2,456.2          150.8        2,305.5        20,611            1.30
Vietnam                           968         0.06          116.8            8.1          108.7         1,218            0.08
Yemen, Republic of              2,212         0.14          266.8           14.0          252.8         2,462            0.15
Zambia                          2,810         0.18          339.0           20.0          319.0         3,060            0.19
Zimbabwe                        3,325         0.22          401.1           22.4          378.7         3,575            0.22
                            ---------       ------       --------        -------       --------       ---------        ------
Total--June 30, 1998(2)     1,545,457       100.00       $186,436        $11,288       $175,148       1,590,707        100.00
                            ---------       ------       --------        -------       --------       ---------        ------
                            ---------       ------       --------        -------       --------       ---------        ------
Total--June 30, 1997        1,512,211       100.00       $182,426        $11,048       $171,378       1,557,211
                            ---------       ------       --------        -------       --------       ---------
                            ---------       ------       --------        -------       --------       ---------

NOTES



1.   See Notes to Financial Statements Note A.

2.   May differ from the sum of individual figures shown due to rounding.






    The Notes to Financial Statements are an integral part of these Statements.

                                                  IBRD Financial Statements 41
------------------------------------------------------------------------------
Notes to Financial Statements
------------------------------------------------------------------------------

Purpose and Affiliated Organizations

The International Bank for Reconstruction and Development (IBRD) is an international organization which commenced operations in 1946. The principal purpose of IBRD is to promote economic development in its member countries, primarily by providing loans and related technical assistance for specific projects and for programs of economic reform in developing member countries. The activities of IBRD are complemented by those of three affiliated organizations, the International Development Association (IDA), the International Finance Corporation (IFC), and the Multilateral Investment Guarantee Agency (MIGA). Each of these organizations is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations. IDA's purpose is to promote economic development in the less developed areas of the world included in IDA's membership by providing financing on concessionary terms. IFC's purpose is to encourage the growth of productive private enterprises in its member countries through loans and equity investments in such enterprises without a member's guarantee. MIGA was established to encourage the flow of investments for productive purposes among member countries and, in particular, to developing member countries by providing guarantees against noncommercial risks for foreign investment in its developing member countries.

Summary of Significant Accounting and Related Policies

IBRD's financial statements are prepared in conformity with the accounting principles generally accepted in the United States and with International Accounting Standards.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been used in the computation of estimated and fair values of loans and borrowings, the determination of the adequacy of the Accumulated Provision for Loan Losses, the determination of net periodic pension cost and the present value of obligations.

Certain reclassifications of the prior years' information have been made to conform to the current year's presentation.

Translation of Currencies: IBRD's financial statements are expressed in terms of U.S. dollars solely for the purpose of summarizing IBRD's financial position and the results of its operations for the convenience of its members and other interested parties.

IBRD is an international organization which conducts its operations in the currencies of all of its members. IBRD's resources are derived from its capital, borrowings, and accumulated earnings in those various currencies. IBRD has a number of general policies aimed at minimizing exchange rate risk in a multicurrency environment. IBRD matches its borrowing obligations in any one currency (after swaps) with assets in the same currency, as prescribed by its Articles of Agreement, primarily by holding or lending the proceeds of its borrowings (after swaps) in the same currencies in which they are borrowed. In addition, IBRD periodically undertakes currency conversions to more closely match the currencies underlying its Retained Earnings with those of the outstanding loans.

Assets and liabilities are translated at market exchange rates in effect at the end of the period. Income and expenses are translated at either the market exchange rates in effect on the dates on which they are recognized or at an average of the market exchange rates in effect during each month. Translation adjustments are charged or credited to Equity.

Valuation of Capital Stock: In the Articles of Agreement, the capital stock of IBRD is expressed in terms of "U.S. dollars of the weight and fineness in effect on July 1, 1944" (1944 dollars). Following the abolition of gold as a common denominator of the monetary system and the repeal of the provision of the U.S. law defining the par value of the U.S. dollar in terms of gold, the pre-existing basis for translating 1944 dollars into current dollars or into any other currency disappeared. The Executive

42 IBRD Financial Statements
------------------------------------------------------------------------------
Notes to Financial Statements (Continued)
------------------------------------------------------------------------------

Directors of IBRD have decided, until such time as the relevant provisions of the Articles of Agreement are amended, that the words "U.S. dollars of the weight and fineness in effect on July 1, 1944" in Article II, Section 2(a) of the Articles of Agreement of IBRD are interpreted to mean the Special Drawing Right (SDR) introduced by the International Monetary Fund, as the SDR was valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974, such value being $1.20635 for one SDR.

Maintenance of Value: Article II, Section 9 of the Articles of Agreement provides for maintenance of the value (MOV), at the time of subscription, of such restricted currencies (see Note A), requiring (1) the member to make additional payments to IBRD in the event that the par value of its currency is reduced or the foreign exchange value of its currency has, in the opinion of IBRD, depreciated to a significant extent in its territories and (2) IBRD to reimburse the member in the event that the par value of its currency is increased.

Since currencies no longer have par values, maintenance of value amounts are determined by measuring the foreign exchange value of a member's currency against the standard of value of IBRD capital based on the 1974 SDR. Members are required to make payments to IBRD if their currencies depreciate significantly relative to the standard of value. Furthermore, the Executive Directors have adopted a policy of reimbursing members whose currencies appreciate significantly in terms of the standard of value.

The net MOV amounts relating to restricted currencies out on loan, and amounts that have been reclassified from receivables for those countries that have been in arrears for two years or more, are included in Amounts to Maintain Value of Currency Holdings. For amounts on loan, these MOV amounts are shown as a component of Equity since MOV becomes effective only as such currencies are repaid to IBRD.

Retained Earnings: Retained Earnings consists of allocated amounts (Special Reserve, General Reserve, Pension Reserve and Surplus) and unallocated Net Income.

The Special Reserve consists of loan commissions set aside pursuant to
Article IV, Section 6 of the Articles of Agreement, which are to be held in liquid assets. These assets may be used only for the purpose of meeting liabilities of IBRD on its borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed by IBRD. The Special Reserve assets are included under Investments held in the Trading portfolio, comprising obligations of the United States Government, its agencies, and other official entities. The allocation of such commissions to the Special Reserve was discontinued in 1964 with respect to subsequent loans and no further additions are being made to it.

The General Reserve consists of earnings from prior fiscal years which, in the judgment of the Executive Directors, should be retained in IBRD's operations.

The Pension Reserve consists of the difference between actual funding of the Staff Retirement Plan (the Plan) and the Plan's accounting income for the fiscal year 1997. This Pension Reserve would be reduced if in any future fiscal year pension accounting expenses were to exceed the actual funding of the Plan.

Surplus consists of earnings from prior fiscal years which are retained by IBRD until a further decision is made on their disposition or the conditions of transfer for specified uses have been met.

Unallocated Net Income consists of earnings in the current fiscal year. Commencing in 1950, a portion or all of the unallocated Net Income has been allocated to the General Reserve. The Board of Governors, consisting of one Governor appointed by each member, periodically approves transfers out of unallocated Net Income and Surplus, components of Retained Earnings, after an assessment by the Executive Directors of IBRD's reserve needs, to various entities for development purposes consistent with IBRD's Articles of Agreement.

                                                  IBRD Financial Statements 43
------------------------------------------------------------------------------
Notes to Financial Statements (Continued)
------------------------------------------------------------------------------


Loans: All of IBRD's loans are made to or guaranteed by members, except loans to IFC. The majority of IBRD's loans have repayment obligations in various currencies determined on the basis of a currency pooling system. IBRD also offers single currency loans. Except for certain loans which were converted to the currency pooling system, loans negotiated prior to July 1980 and all single currency loans are repayable in the currencies disbursed.

Any loan origination fees incorporated in a loan's terms are deferred and recognized over the life of the loan as an adjustment of yield. However, incremental direct costs associated with originating loans are expensed as incurred as such amounts are considered immaterial.

It is IBRD's practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. In exceptional cases, however, such as when implementation of a financed project has been delayed, the loan amortization schedule may be modified to avoid substantial repayments prior to project completion. Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or loan charges. These present value losses are equal to the difference between the present value of payments for interest and charges made according to the related loan's contractual terms and the present value of its expected future cash flows. Such present value losses are considered in the determination of the Accumulated Provision for Loan Losses. IBRD has not written off any of its outstanding loans.

It is the policy of IBRD to place in nonaccrual status all loans made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such loan are overdue by more than six months, unless IBRD management determines that the overdue amount will be collected in the immediate future. In addition, if development credits made by IDA to a member government are placed in nonaccrual status, all loans made to or guaranteed by that member government will also be placed in nonaccrual status by IBRD. On the date a member's loans are placed in nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on nonaccruing loans are included in income only to the extent that payments have actually been received by IBRD. If collectibility risk is considered to be particularly high at the time of arrears clearance, the member's loans may not automatically emerge from nonaccrual status, even though the member's eligibility for new loans may have been restored. A decision on the restoration of accrual status is made on a case-by-case basis after a suitable period of payment performance has passed from the time of arrears clearance.

IBRD determines the Accumulated Provision for Loan Losses based on an assessment of collectibility risk in the total loan and callable guarantees portfolio, including loans in nonaccrual status. The accumulated provision is periodically adjusted based on a review of the prevailing circumstances. Adjustments to the accumulated provision are recorded as a charge or credit to income. In the context of determining the adequacy of the Accumulated Provision for Loan Losses, IBRD considers the present value of expected cash flows relative to the contractual cash flows for loans.

Investments: Investment securities are classified based on IBRD management's intention on the date of purchase. Securities which management has the intention and ability to hold until maturity are included in the Held-to-maturity portfolio and reported at amortized cost. Securities designated for other postretirement benefits are carried and reported at market value or at their estimated fair values. The changes in the values of the securities designated for other postretirement benefits are included in the determination of net income. All other investment securities are held in a Trading portfolio and classified as an element of liquidity in the Statement of Cash Flows due to their nature and IBRD's policies governing the level and use of such investments. Investment securities and related financial instruments held in IBRD's Trading portfolio are carried and reported at market value. Unrealized gains and losses for financial instruments held in the Trading portfolio are included in income. Derivative instruments are used in liquidity management to take advantage of profitable trading opportunities and as a proxy for cash securities. These instruments include short-term, over-the-counter foreign exchange forwards, currency swaps, cross-currency interest rate swaps, interest rate swaps, and exchange-traded futures and options on fixed income instruments. These

44 IBRD Financial Statements
------------------------------------------------------------------------------
Notes to Financial Statements (Continued)
------------------------------------------------------------------------------


derivatives are carried at market value. From time to time, IBRD enters into forward contracts for the sale or purchase of investment securities; these transactions are recorded at the time of commitment.

Securities Purchased Under Resale Agreements and Securities Sold Under Repurchase Agreements: Securities purchased under resale agreements and securities sold under repurchase agreements are recorded at historical cost. IBRD takes possession of securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, requires additional collateral.

Borrowings: To ensure funds are available for lending and liquidity purposes, IBRD borrows in the worldwide capital markets offering its securities to private and governmental buyers. IBRD issues short-term and medium- and long-term debt instruments denominated in various currencies with both fixed and adjustable interest rates. Borrowings are carried on the balance sheet at their par value (face value) adjusted for any unamortized premiums or discounts. Issuance costs associated with a bond offering are deferred and amortized over the period during which the related indebtedness is outstanding. The unamortized balance of the issuance costs is included in Other Assets on the balance sheet, and the issuance costs amortization is presented as a separate element under Borrowing Expenses on the income statement. Amortization of discounts and premiums is included in interest under Borrowing Expenses on the income statement.

IBRD uses derivatives in its borrowing and liability management activities to create synthetic debt instruments to take advantage of cost saving opportunities across capital markets and lower its funding costs, to delink the time at which its borrowing costs are fixed from the timing of the actual market borrowings, and to establish an appropriate match between the currency and interest rate characteristics of its assets and liabilities. These instruments include currency and interest rate swaps, swap spread-locks, foreign exchange forwards, exchange-traded futures and options. These derivatives are used to modify the interest rate and/or currency characteristics of the borrowing portfolio and are linked to the related borrowings at inception and remain so throughout the terms of their contracts. The interest component of these derivatives is recognized as an adjustment to the borrowing cost over the life of the derivative contract and included in Interest under Borrowing Expenses on the income statement. Upon termination, the change in the derivative's market value is recorded as an adjustment to the carrying value of the underlying borrowing and recognized as an adjustment of the borrowing cost over the remaining life of the borrowing. In instances where the underlying borrowing is prepaid, the change in the associated derivative's market value is recognized immediately as an adjustment to the cost of the underlying borrowing instrument and accordingly in the determination of net income. Currency swap payables and receivables are recorded on a historical cost basis and are separate items on the balance sheet. The notional principal on interest rate swaps is treated as an off-balance sheet item.

Fair Value Disclosures: Financial instruments for which market quotations are available have been valued at the prevailing market value. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not determinable.

Accounting and Reporting Developments

Accounting for Transfers of Assets and Servicing of Financial Assets and Extinguishments of Liabilities: In June 1996 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards
(SFAS) No. 125 entitled "Accounting for Transfers of Assets and Servicing of Financial Assets and Extinguishments of Liabilities" which included provisions that were later deferred by SFAS No. 127. This statement deferred the provisions for transfers involving repurchase agreements, securities borrowing/lending and collateral agreements for transfers of financial assets until January 1, 1998. During the third quarter of fiscal year 1998, IBRD adopted these provisions prospectively. The adoption of this standard did not have a material impact on IBRD's financial statements.

                                                  IBRD Financial Statements 45
------------------------------------------------------------------------------
Notes to Financial Statements (Continued)
------------------------------------------------------------------------------

Reporting Comprehensive Income: In June 1997 the FASB issued SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. SFAS No. 130 defines comprehensive income as the change in equity excluding all transactions with shareholders such as the issuance of stock. Comprehensive Income has two major components: net income, and other comprehensive income. Other comprehensive income includes such items as unrealized gains and losses on available-for-sale securities and foreign currency translation. This statement is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. Adoption of this standard will have no effect on IBRD's reported results of operations or financial position.

Disclosures about Segments of an Enterprise and Related Information: In June 1997 the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 establishes the criteria for determining an operating segment and the related financial information disclosure required. It also establishes standards for disclosing related information regarding products and services, geographic areas and major customers. In August 1997 the International Accounting Standards Committee
(IASC) issued International Accounting Standard (IAS) 14 (revised), "Segment Reporting", which requires disclosures of similar information. Both of these standards will be effective for IBRD's fiscal year ending June 30, 1999. Comparative information for earlier years will need to be restated. Adoption of these standards will have no effect on IBRD's reported results of operations or financial position.

Employers' Disclosures about Pensions and Other Postretirement Benefits: In February 1998 FASB issued SFAS No.132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". This statement revises employers' disclosures about pension and other postretirement benefits. It requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer as useful. This statement is effective for fiscal years beginning after December 15, 1997. In addition, in February 1998, the IASC issued IAS 19 (revised), "Employee Benefits", which is effective for accounting periods beginning on or after January 1, 1999. This standard limits the methods employed to calculate pension expense and requires certain disclosures regarding the calculation of such expense. Adoption of these standards is not expected to have a material effect on IBRD's reported results of operations or financial position.

Accounting for Derivative Instruments and Hedging Activities: In June 1998 FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires a company to recognize all derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. This statement is effective for fiscal years beginning after June 15, 1999. Since the statement significantly changes the accounting treatment for derivative instruments and hedging activities, IBRD is in the process of evaluating the potential impact of this standard on its financial position and results of operations.

Presentation of Financial Statements: In August 1997 IASC issued IAS No. 1 (revised), "Presentation of Financial Statements". IAS 1 (revised) is designed to improve the quality of financial statements presented using International Accounting Standards by providing guidance on the structure of financial statements and establishing certain practical requirements. This standard is effective for fiscal years beginning on or after July 1, 1998. Adoption of this standard is not expected to have a material effect on IBRD's reported results of operations or financial position.

Note A--Capital Stock, Restricted Currencies, Maintenance of Value, and
Membership

Capital Stock: At June 30, 1998, IBRD's capital comprised 1,581,724 (1,558,478--June 30, 1997) authorized shares, of which 1,545,457
(1,512,211--June 30, 1997) shares had been subscribed. Each share has a par value of 0.1 million 1974 SDRs, valued at the rate of $1.20635 per 1974 SDR. Of the subscribed capital, $11,288 million ($11,048 million--June 30,

46 IBRD Financial Statements
------------------------------------------------------------------------------
Notes to Financial Statements (Continued)
------------------------------------------------------------------------------


1997) has been paid in, and the remaining $175,148 million ($171,378 million--June 30, 1997) is subject to call only when required to meet the obligations of IBRD created by borrowing or guaranteeing loans. As to $149,149 million ($145,940 million--June 30, 1997) the restriction on calls is imposed by the Articles of Agreement and as to $25,999 million ($25,438 million--June 30, 1997) by resolutions of the Board of Governors.

Restricted Currencies: A portion of capital subscriptions, paid in to IBRD, has been paid in the local currencies of the members. These amounts, referred to as restricted currencies, are usable by IBRD in its lending operations only with the consent of the respective members, and for administrative expenses.

Maintenance of Value: Of the total amount of $554 million included in Amounts to Maintain Value of Currency Holdings, which has been deducted from equity, $86 million represents MOV receivables for countries that have amounts in arrears for two years or more. IBRD still considers these MOV receivables in arrears as obligations due from the members concerned. The remaining $468 million represents net MOV amounts relating to restricted currencies out on loan that become payable under the same terms as other MOV payments only after such currencies are repaid to IBRD.

Membership: In February 1993 IBRD's Executive Directors decided that the former Socialist Federal Republic of Yugoslavia (SFRY) had ceased to be a member of IBRD and that the Republic of Bosnia and Herzegovina (now called Bosnia and Herzegovina), the Republic of Croatia, the former Yugoslav Republic of Macedonia, the Republic of Slovenia and the Federal Republic of Yugoslavia (Serbia and Montenegro) (FRY) are authorized to succeed to the SFRY's membership when certain requirements are met, including entering into a final agreement with IBRD on IBRD's loans made to or guaranteed by the SFRY which the particular successor Republic would assume. Four of the five successor Republics--Bosnia and Herzegovina, Croatia, Slovenia and the former Yugoslav Republic of Macedonia--have become members of IBRD. The paid-in portion of the SFRY's subscribed capital allocated to the FRY is included under Payments on Account of Pending Subscriptions until the requirements of succession are met.

Note B--Investments

As part of its overall portfolio management strategy, IBRD invests in government and agency obligations, time deposits, asset-backed securities and related financial instruments with off-balance sheet risk including futures, forward contracts, currency swaps, cross-currency interest rate swaps, interest rate swaps, options and short sales.

Government and Agency Obligations: These obligations include marketable bonds, notes and other obligations. IBRD can only invest in obligations issued or unconditionally guaranteed by governments of countries with a minimum credit rating of AA; however, if such obligations are denominated in the home currency of the issuer, no rating is required. IBRD can only invest in obligations issued by an agency or instrumentality of a government of a country, a multilateral organization or any other official entity with a minimum credit rating of AA.

Time Deposits: Time deposits include certificates of deposit, bankers' acceptances, and other obligations issued or unconditionally guaranteed by banks and other financial institutions.

Asset-backed Securities: Asset-backed securities are instruments whose cash flow is based on the cash flows of a pool of underlying assets managed by a trust. IBRD can only invest in such securities with a AAA credit rating.

Futures and Forwards: Futures and forward contracts are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument, at a specified price or yield. Futures contracts are traded on regulated United States and international exchanges. IBRD generally closes out most open positions in futures contracts prior to maturity. Therefore, cash receipts or payments are mostly limited to the change in market value of the futures contracts. Futures contracts generally entail daily settlement of the net cash margin.

                                                  IBRD Financial Statements 47
------------------------------------------------------------------------------
Notes to Financial Statements (Continued)
------------------------------------------------------------------------------


Options: Options are contracts that allow the holder of the option the right, but not the obligation, to purchase or sell a financial instrument at a specified price within a specified period of time from or to the seller of the option. The purchaser of an option pays a premium at the outset to the seller of the option, who then bears the risk of an unfavorable change in the price of the financial instrument underlying the option. IBRD only invests in exchange-traded options. The initial price of an option contract is equal to the premium paid by the purchaser and is significantly less than the contract or notional amount. IBRD does not write uncovered option contracts.

Repurchase and Resale Agreements and Securities Loans: Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. The reverse of this transaction is called a resale agreement. Securities loans are contracts under which securities are lent for a specified period of time at a fixed price.

Short Sales: Short sales are sales of securities not held in IBRD's portfolio at the time of the sale. IBRD must purchase the security at a later date and bears the risk that the market value of the security will move adversely between the time of the sale and the time the security must be delivered.

Currency Swaps: Currency swaps are agreements between two parties to exchange cashflows denominated in different currencies at one or more certain times in the future. The cashflows are based on a predetermined formula reflecting rates of interest and an exchange of principal.

Cross-Currency Interest Rate Swaps: Cross-currency interest rate swaps are currency swaps where one set of cashflows reflects a fixed rate of interest and the other reflects a floating rate of interest.

Interest Rate Swaps: Interest rate swaps are agreements which transform a fixed rate obligation in a particular currency into a floating rate obligation in that currency or vice-versa.

48 IBRD Financial Statements
------------------------------------------------------------------------------
Notes to Financial Statements (Continued)
------------------------------------------------------------------------------

Liquid Portfolio: A summary of IBRD's position in trading and other liquid portfolio instruments at June 30, 1998 and June 30, 1997 is as follows:


In millions of U.S. dollars equivalent
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        Other           All
                                            Deutsche mark     Japanese yen     U.S. dollars          currencies       currencies
                                            -------------     ------------    --------------    ----------------    ------------
                                             1998    1997      1998    1997     1998    1997      1998     1997      1998    1997
                                            -----   -----     -----   -----    -----   -----     -----    -----     -----   -----
Trading:
 Government and agency obligations:
  Carrying value                               89     642     4,542     --     1,532    2,873     1,866       20     8,029   3,535
  Average balance during fiscal year          679     429     1,952     324    2,549    2,237     1,491      182     6,671   3,172
  Net gains (losses) for the fiscal year       (5)     (2)      (11)     (2)      38      (13)        2       10        24      (7)
  Average yield (%)                          4.32    3.22      0.67      --     5.65     5.92      4.96     3.52      2.65    5.40
  Average maturity (years)                   1.50    2.03      1.44      --     2.62     5.35      3.29     0.19      2.09    4.71
 Time deposits:
  Carrying value                            1,568   1,311     1,676   3,569    7,948    7,664     2,388    1,149    13,580  13,693
  Average balance during fiscal year        1,746     578     2,834   2,126    7,670    6,847     1,563    1,055    13,813  10,606
  Net gains (losses) for the fiscal year       --      --        --      --       --       --        --       --        --      --
  Average yield (%)                          3.58    3.11      0.44    0.49     5.74     5.91      3.62     3.76      4.46    4.05
  Average maturity (years)                   0.09    0.23      0.15    0.20     0.09     0.13      0.14     0.17      0.11    0.16
 Asset-backed securities:
  Carrying value                               --      --        --      --    1,675       --        --       --     1,675      --
  Average balance during fiscal year           --      --        --      --      594       --        --       --       594      --
  Net gains (losses) for the fiscal year       --      --        --      --    *           --        --       --         *      --
  Average yield (%)                            --      --        --      --    7.08        --        --       --      7.08      --
  Average maturity (years)                     --      --        --      --    7.91        --        --       --      7.91      --
 Futures and forwards:
  Carrying value                                *       1         *       *      --        --         *       --         *       1
  Average balance during fiscal year            1       1         1       2      (*)       --        (5)      (*)       (3)      3
  Net gains (losses) for the fiscal year       (3)     (*)       (3)      1     (29)       11         3        *       (32)     12
 Options:
  Carrying value                               --       *        --       *      --         *        --       --        --       *
  Average balance during fiscal year           --       *         *       *       *         *         *        *          *      *
  Net gains (losses) for the fiscal year       --      (*)       (*)     (*)     (*)       (1)       (*)       *         (*)    (1)

Total Trading Investments**
  Carrying value                             1,657  1,954     6,218   3,569    11,155  10,537    4,254     1,169    23,284   17,229
  Average balance during fiscal year         2,426  1,008     4,787   2,452    10,813   9,084    3,049     1,237    21,075   13,781
  Net gains (losses) for the fiscal year        (8)    (2)      (14)     (*)        9      (3)       5        10        (8)       4


Repurchase agreements and  Securities
 loans:
  Carrying value                              (265)    --        --      --      (339)  (294)     (256)       --      (860)    (294)
  Average balance during fiscal year          (129)   (34)       (2)     --      (389)  (716)     (130)      (80)     (650)    (830)
  Average cost (%)                            3.27     --        --      --      5.68   5.73      6.49        --      5.18     5.73
  Average maturity (years)                    0.05     --        --      --      0.02   0.02      0.04        --      0.03     0.02


                                                  IBRD Financial Statements 49
------------------------------------------------------------------------------
Notes to Financial Statements (Continued)
------------------------------------------------------------------------------

Liquid Portfolio (continued)

In millions of U.S. dollars equivalent
-------------------------------------------------------------------------------------------------------------------- --------
                                                                                                   Other          All
                                            Deutsche mark    Japanese yen     U.S. dollars      currencies      currencies
                                            -------------    -------------  ---------------   -------------   ---------------
                                             1998    1997     1998     1997   1998     1997    1998   1997     1998     1997
                                            -----   -----    -----    -----  -----    -----   -----  -----    -----    -----



Resale agreements:
  Carrying value                               204      2       --       --      --      95     262     --      466       97
  Average balance during fiscal year           192    305        1       --     846     721      79     92    1,118    1,118
  Average yield (%)                           3.09   2.90       --       --      --    5.46    6.01     --     4.74     5.41
  Average maturity (years)                    0.07   0.02       --       --      --    0.06    0.04     --     0.05     0.06
Short sales:(b)
  Carrying value                               (54)    --       --       --      --     (92)    (97)    --     (151)     (92)
  Average balance during fiscal year            (4)   (42)      --       --      (1)   (134)     (2)   (15)      (7)    (191)
Currency swaps receivable:
  Carrying value                                49     --      144       --   5,451   4,571      --     --    5,644    4,571
  Average balance during fiscal year             4     --       45       --   5,206   1,047       6     --    5,261    1,047
  Average yield (%)                           3.43     --     0.47       --    5.62    5.78      --     --     5.47     5.78
  Average maturity (years)                    0.41     --     0.01       --    0.15    0.24      --     --     0.15     0.24
Currency swaps payable:
  Carrying value                              (959)  (908)  (2,302)  (3,226)   (148)     --  (2,016)  (560)  (5,425)  (4,694)
  Average balance during fiscal year        (1,383)  (198)  (2,688)    (694)    (13)     --     (49)  (142)  (4,133)  (1,034)
  Average cost (%)                            3.57   3.10     0.45     0.48    5.63      --    3.52   3.69     2.28     1.37
  Average maturity (years)                    0.13   0.33     0.16     0.21    0.01      --    0.16   0.27     0.15     0.24
Cross-currency interest rate swaps
 receivable:
  Carrying value                                --     --       --      --    4,866      --      --     --    4,866       --
  Average balance during fiscal year            --     --       --      --    2,893      --      --     --    2,893       --
  Net gains (losses) for the fiscal year(a)     --     --       --      --        2      --      --     --        2       --
  Average yield (%)                             --     --       --      --     5.75      --      --     --     5.75       --
  Average maturity (years)                      --     --       --      --     2.16      --      --     --     2.16       --
Cross-currency interest rate swaps
 payable:(c)
  Carrying value                               (31)    --   (2,870)     --       --      --  (1,773)    --   (4,674)      --
  Average balance during fiscal year            (6)    --   (1,602)     --       --      --  (1,328)    --   (2,936)      --
  Net gains (losses) for the fiscal year(a)     (*)    --       10      --       --      --      (5)    --       5        --
  Average cost (%)                            3.63     --     0.67      --       --      --    5.21     --     2.41       --
  Average maturity (years)                    1.13     --     2.20      --       --      --    2.12     --     2.16       --
Interest rate swaps:(c)
  Carrying value                                --     --       --      --      (14)     --      --     --      (14)      --
  Average balance during fiscal year            --     --       --      --       (1)     --      --     --       (1)      --
  Net gains (losses) for the fiscal year(a)     --     --       --      --       (8)     --      --     --       (8)      --
  Average cost (%)                              --     --       --      --     0.04      --      --     --     0.04       --
  Average maturity (years)                      --     --       --       --    2.18      --      --     --     2.18       --

a. Included in Net gains/losses on the trading portfolio in the income statement.
b. Included in Amounts payable for investment securities purchased on the balance sheet.
c.  Included in Currency Swaps--Trading on the balance sheet.

50 IBRD Financial Statements
------------------------------------------------------------------------------
Notes to Financial Statements (Continued)


------------------------------------------------------------------------------

Held-to-maturity portfolio: The carrying and fair values of investment securities in the Held-to-maturity portfolio at June 30, 1998 and June 30, 1997 are as follows:



     In millions
     ----------------------------------------------------------------------------------------------------------------
                                                                                  1998
                                                   ------------------------------------------------------------------
                                                                 Average         Gross         Gross
                                                   Carrying       yield       unrealized     unrealized       Fair
                                                    value          (%)           gains         losses         value
                                                   ------------------------------------------------------------------
     Government and agency obligations . . . . . .  $ 1,138        8.74           $175            $--        $ 1,313
     Time deposits . . . . . . . . . . . . . . . .    1,535        7.52                                        1,535
                                                    -------        ----           ----          -------      --------
     Subtotal. . . . . . . . . . . . . . . . . . .    2,673        8.04            175             --          2,848

     Repurchase Agreements . . . . . . . . . . . .   (1,374)       7.39              *             --         (1,374)
                                                    -------        ----           ----          -------      --------
     Total . . . . . . . . . . . . . . . . . . . .  $ 1,299        8.73           $175            $--        $ 1,474
                                                    -------        ----           ----          -------      --------
                                                    -------        ----           ----          -------      --------
     ----------------------------------------------------------------------------------------------------------------

* Less than $0.5 million.



     In millions
     ----------------------------------------------------------------------------------------------------------------
                                                                                  1997
                                                   ------------------------------------------------------------------
                                                                 Average         Gross         Gross
                                                   Carrying       yield       unrealized     unrealized       Fair
                                                    value          (%)           gains         losses         value
                                                   ------------------------------------------------------------------
     Government and agency obligations . . . . . .   $1,140        8.74           $110          $    --       $1,250
     Time deposits . . . . . . . . . . . . . . . .      139        6.38             --               --          139
                                                    -------        ----           ----          -------      --------
     Total . . . . . . . . . . . . . . . . . . . .   $1,279        8.49           $110          $    --       $1,389
                                                    -------        ----           ----          -------      --------
                                                    -------        ----           ----          -------      --------
     ----------------------------------------------------------------------------------------------------------------



At June 30, 1998 and June 30, 1997, the Held-to-maturity portfolio comprised investments in pounds sterling only.

                                                   IBRD Financial Statements 51
-------------------------------------------------------------------------------
Notes to Financial Statements


------------------------------------------------------------------------------

The expected maturities of investment securities in the Held-to-maturity portfolio at June 30, 1998 and June 30, 1997 are sum-marized below:


     In millions
     ---------------------------------------------------------------------------------
                                                                 1998a
                                                   -----------------------------------
                                                                                Net
                                                   Carrying      Fair       unrealized
                                                    value       value          gains
                                                   -----------------------------------
     July 1, 1998 through June 30, 1999 . . . . .   $   330   $   331         $    1
     July 1, 1999 through June 30, 2003 . . . . .        90        99              9
     July 1, 2003 through June 30, 2008 . . . . .       742       870            128
     Thereafter . . . . . . . . . . . . . . . . .       137       174             37
     Total. . . . . . . . . . . . . . . . . . . .    $1,299    $1,474           $175
                                                     -------    -------      --------
                                                     -------    -------      --------
     --------------------------------------------------------------------------------

     a. Includes repurchase agreements.


     In millions
     ---------------------------------------------------------------------------------
                                                                 1997
                                                   -----------------------------------
                                                                               Net
                                                   Carrying      Fair       unrealized
                                                    value       value          gains
                                                   -----------------------------------
     July 1, 1997 through June 30, 1998 . . . . .    $   139   $   139        $  --
     July 1, 1998 through June 30, 2002 . . . . .        172       177              5
     July 1, 2002 through June 30, 2007 . . . . .        255       277             22
     Thereafter . . . . . . . . . . . . . . . . .        713       796             83
                                                     -------    -------      --------
     Total. . . . . . . . . . . . . . . . . . . .     $1,279    $1,389           $110
                                                     -------    -------      --------
                                                     -------    -------      --------
     --------------------------------------------------------------------------------

52 IBRD Financial Statements
-------------------------------------------------------------------------------
Notes to Financial Statements (Continued)


------------------------------------------------------------------------------

Assets designated for other postretirement benefits: IBRD holds investments designated to satisfy liabilities arising out of other postretirement benefits (see Note J). The following are the asset values at June 30, 1998 and at June 30, 1997:

In millions
-----------------------------------------------------------------------------------------------------------------------------------
                                                                1998                                     1997
                                           ----------------------------------------------------------------------------------------
                                                                                Net                                        Net
                                              Carrying    Average balances     Gains    Carrying     Average balance      Gains
                                               value     during fiscal year   (Losses)    value     during fiscal year   (Losses)
                                           ----------------------------------------------------------------------------------------
Equity Securities
   U.S. . . . . . . . . . . . . . . . . . .     $  474        $   415          $  77    $   372         $  354            $  45
   Non-U.S. . . . . . . . . . . . . . . . .        587            550             36        549            514               88

Other Securities . . . . . . . . . . . . .         395            378             21        340            344               22
                                                ------         ------           ----      ------        ------           ------
Total. . . . . . . . . . . . . . . . . . .      $1,456         $1,343           $134      $1,261        $1,212             $155
                                                ------         ------           ----      ------        ------           ------
                                                ------         ------           ----      ------        ------           ------
------------------------------------------------------------------------------------------------------------------------------------


Note C--Loans, Cofinancing and Guarantees

Multicurrency Loans

Fixed rate loans: On loans negotiated prior to July 1982, IBRD charges interest at fixed rates.

Adjustable rate loans: In 1982 IBRD mitigated its interest rate risk by moving from fixed rate to adjustable rate lending. This rate, reset twice a year, is based on IBRD's own cost of qualified borrowings plus a 50 basis point spread, resulting in a pass-through of its average borrowing costs to those members that benefit from IBRD loans.

Single Currency Loans

Fixed rate loans: IBRD introduced fixed rate single currency loans in 1995. The rates charged on fixed rate single currency loans are set on semi-annual rate fixing dates for loan amounts disbursed during the preceding six-month period and remain fixed for such disbursed amounts until they are repaid. For the interim period from the date each disbursement is made until its rate fixing date, interest accrues at a variable rate equal to the rate on LIBOR-based single currency loans (PIBOR-based for French franc denominated loans) applicable for such interim period. The fixed lending rate comprises a base rate reflecting medium- to long-term market rates on the rate fixing date, plus a total spread consisting of (a) IBRD's funding cost margin for these loans, (b) a risk premium (intended to compensate IBRD for market risks incurred in funding these loans), and (c) a spread of 50 basis points.

LIBOR-based loans: IBRD introduced LIBOR-based single currency loans in 1993. The rates charged on LIBOR-based single currency loans are a direct pass-through of IBRD's cost of funding for these loans, and are reset semi-annually. They comprise a base rate equal to the six-month reference interbank offered rate for the applicable currency on the rate reset date and a total spread consisting of (a) IBRD's average funding cost margin for these loans and (b) a spread of 50 basis points.

IBRD has approved and disbursed two LIBOR-based single currency loans--one in December 1997 and the other in March 1998--that have non-standard financial
terms.   The first, an economic reconstruction loan in an amount of $3,000 million, carries a six-month LIBOR interest rate plus a fixed spread of 100 basis points. The second, a structural adjustment loan in an amount of $2,000 million, carries a six-month LIBOR interest rate plus a fixed spread of 75 basis points. Both loans have a loan origination charge. Neither loan is eligible for the waivers described below.

                                                   IBRD Financial Statements 53
-------------------------------------------------------------------------------
Notes to Financial Statements


------------------------------------------------------------------------------

Waivers of Loan Interest and Charges

On July 31, 1997, IBRD's Executive Directors approved a one-year interest waiver of 25 basis points on disbursed and outstanding loans for all payment periods commencing in the fiscal year ending June 30, 1998 for all eligible borrowers. A similar waiver of 25 basis points was in effect for the fiscal years ended June 30, 1997 and June 30, 1996. In fiscal year 1995 IBRD's Executive Directors approved a one-time 10 basis point interest waiver, for two consecutive six-month interest periods, on multicurrency pool loans which a borrower converts from loan interest rate terms in effect between 1982 and 1989 to interest rate terms in effect since 1989. For the fiscal year ended June 30, 1998, the combined effect of these waivers was to reduce Net Income by $241 million ($259 million--June 30, 1997, $286 million--June 30, 1996).

Further, on July 31, 1997, the Executive Directors approved a one-year commitment fee waiver of 50 basis points on undisbursed loans to all borrowers for all payment periods commencing in the fiscal year ending June 30, 1998. A similar waiver of 50 basis points was in effect for the fiscal years ended June 30, 1997 and June 30, 1996. For the fiscal year ended June 30, 1998, the effect of the commitment fee waiver was to reduce Net Income by $211 million ($226 million--June 30, 1997, $235 million--June 30, 1996).

54 IBRD Financial Statements
------------------------------------------------------------------------------
Notes to Financial Statements (Continued)
------------------------------------------------------------------------------

A summary of IBRD's outstanding loans by currency and product at June 30, 1998 and June 30, 1997 follows:

In millions of U.S. dollars equivalent


                                                               1998
                    ---------------------------------------------------------------------------------------------------
                    Multicurrency loans(a)  Single currency pools      Single currency loans(b)              Total loans
                    -------------------     ---------------------   -----------------------------      ------------------
                             Weighted                  Weighted               Weighted     Average              Weighted
                              average                  average               average     maturity               average
Currency/Rate Type  Amount    rate (%)(c)   Amount      rate (%)(c)    Amount    rate (%)c (years)    Amount   rate (%)(c)
-----------------   ------   ---------      -------    ---------    ------   ----------   --------   -------  ----------

Deutsche mark

   Fixed           $  1,140    8.74        $      13      11.42     $   54       5.60       5.75     $  1,207      8.63
   Adjustable        18,067    6.36            1,792       7.04        315       3.88       7.66       20,174      6.38

Japanese yen

   Fixed                910    8.85               --         --         --         --         --          910      8.85
   Adjustable        15,802    6.36               --         --         61       0.86       6.94       15,863      6.34

Netherlands
  guilders

   Fixed                 97    8.44               --         --         --         --         --           97      8.44
   Adjustable           540    6.36               --         --         --         --         --          540      6.36

Swiss francs

   Fixed                586    7.96               --         --         --         --         --          586      7.96
   Adjustable         1,450    6.36               --         --         --         --         --        1,450      6.36

U.S. dollars

   Fixed              1,068    8.56              228       9.93      4,374       6.82       6.06        5,670      7.27
   Adjustable        18,510    6.37           23,625       8.37     15,649       6.10       8.24       57,784      7.11

Others

   Fixed                112    9.40               --         --        141       6.28       6.20         253       7.66
   Adjustable         1,935    6.36               --         --        107       3.85       9.34       2,042       6.23
                  ---------  ------        ---------    -------    -------    -------     ------      ------      -----
Loans
  outstanding

   Fixed              3,913    8.61              241     10.01       4,569       6.79       6.06       8,723      7.70
   Adjustable        56,304    6.36           25,417      8.28      16,132       6.03       8.23      97,853      6.80
                  ---------  ------        ---------   -------     -------    -------     ------    --------    -----
Total               $60,217    6.51        $  25,658      8.29     $20,701       6.20       7.75    $106,576    6.88
                  ---------  ------        ---------   -------     -------    -------     ------                -----
                  ---------  ------        ---------   -------     -------    -------     ------                -----
Less accumulated provision for loan losses                                                             3,240
                                                                                                    --------
Loans outstanding net of accumulated provision                                                      $103,336
                                                                                                    --------
                                                                                                    --------
------------------------------------------------------------------------------------------------------------------

(a) See page 55.

(b) See page 56.

(c) See page 56.

                                                  IBRD Financial Statements 55
------------------------------------------------------------------------------
Notes to Financial Statements
------------------------------------------------------------------------------

In millions of U.S. dollars equivalent
------------------------------------------------------------------------------


                                                                   1997
                        --------------------------------------------------------------------------------
                        Multicurrency loans(a)   Single currency loans(b)               Total loans
                        --------------------  ---------------------------------   ----------------------
                                   Weighted               Weighted     Average                Weighted
                                   average                 average     maturity               average
Currency/Rate Type       Amount   rate (%)(c)    Amount  rate (%)(c)    (years)      Amount    rate (%)c
------------------      -------   ----------  -------    -----------   --------   ----------  ----------


Deutsche mark

 Fixed                  $ 1,937         8.77      $--             --         --   $    1,937        8.77
 Adjustable              27,269         6.70       83           3.48       7.07       27,352        6.69

Japanese yen

 Fixed                    1,954         8.87       --             --         --        1,954        8.87
 Adjustable              30,154         6.70        5           0.81       3.51       30,159        6.70

Netherlands guilders

 Fixed                      179         8.42       --             --         --          179        8.42
 Adjustable               1,155         6.70       --             --         --        1,155        6.70

Swiss francs

 Fixed                    1,064         8.02       --             --         --        1,064        8.02
 Adjustable               3,438         6.70       --             --         --        3,438        6.70

U. S. dollars

 Fixed                    1,578         8.78    2,315           7.03       6.63        3,893        7.74
 Adjustable              27,848         6.70    4,515           6.01       8.99       32,363        6.60

Others

 Fixed                      154         9.11      133           6.35       7.17          287        7.83
 Adjustable               2,020         6.70        4           3.53       7.80        2,024        6.69
                        -------   ----------  -------    -----------   --------   ----------  ----------

Loans outstanding

 Fixed                    6,866         8.68    2,448           6.99       6.66        9,314        8.24
 Adjustable              91,884         6.70    4,607           5.96       8.95       96,491        6.66
                        -------   ----------  -------    -----------   --------   ----------  ----------

Total                   $98,750         6.84   $7,055           6.32       8.16      105,805        6.80
                        -------   ----------  -------    -----------   --------               ----------
                        -------   ----------  -------    -----------   --------               ----------

Less accumulated provision for loan losses                                             3,210
                                                                                  ----------
Loans outstanding net of accumulated provision                                      $102,595
                                                                                  ----------
                                                                                  ----------
--------------------------------------------------------------------------------------------------------

(a) Average Maturity -- Multicurrency loans. IBRD maintains a targeted currency composition in its multicurrency loans. The present target ratio is one U.S. dollar for every 125 Japanese yen and two Deutsche mark equivalents (consisting of Deutsche mark, Netherlands guilders and Swiss francs). These five major currencies comprise at least 90 percent of the multicurrency loans' U.S. dollar equivalent value, with the remainder in other currencies. This ratio has been maintained since 1991, and is reviewed periodically. The composition of the multicurrency loans is affected by the selection of currencies for disbursements on those loans and by the currencies selected for the billing of the principal repayments. Along with the selection of disbursement currencies, IBRD manages the selection of repayment currencies to maintain the alignment of the multicurrency loans' composition with the target ratio. The selection of currencies for repayment billing by IBRD precludes the determination of average maturity information for multicurrency loans by individual currency. Accordingly, IBRD only discloses the maturity periods for its multicurrency loans on a combined U.S. dollars equivalent basis.

56 IBRD Financial Statements
------------------------------------------------------------------------------
Notes to Financial Statements (Continued)
------------------------------------------------------------------------------


(b) Average Maturity -- Single Currency Pools. Each single currency pool is a multicurrency at inception, but will be adjusted to reach a level of at least 90% in the designated currency by July 1, 1999 and will be maintained at or above that level thereafter. The currency composition of these single currency pools is affected by IBRD's management of the selection of repayment currencies to the extent non-designated currencies remaining in these pools are selected for repayment. This varying selection of currencies for repayment precludes the determination of average maturity information for the single curency pools loans by individual currencies. Accordingly, IBRD only discloses the maturity periods for its single currency pool loans on a combined U.S. dollar equivalent basis.

(c) Excludes effects of any waivers of loan interest.


The maturity structure of IBRD's loans at June 30, 1998 and June 30, 1997 is as follows:

In millions
---------------------------------------------------------------------------------------------------------------------------------
                                                                              1998
                               --------------------------------------------------------------------------------------------------
                                                       Single currency        Single currency
                                Multicurrency loans         pools                  loans                      All loans
                                --------------------  -------------------   -------------------   -------------------------------
                         Rate
Period                   type:   Fixed    Adjustable    Fixed  Adjustable    Fixed   Adjustable    Fixed   Adjustable    Total
--------------------------------------------------------------------------------------------------------------------------------
July 1, 1998 through
June 30, 1999                   $1,854     $ 6,090      $149    $  2,547     $   42    $   133    $2,045    $  8,770    $ 10,815

July 1, 1999 through
June 30, 2003                    1,876      22,298        92      10,108      1,721      2,577     3,689      34,983      38,672

July 1, 2003 through
June 30, 2008                      180      20,421        --       9,280      2,518      9,182     2,698      38,883      41,581

Thereafter                           3       7,495        --       3,482        288      4,240       291      15,217      15,508
                               -------    --------      ----    --------    -------    -------    ------     -------    --------
Loans outstanding               $3,913     $56,304      $241     $25,417     $4,569    $16,132    $8,723     $97,853    $106,576
                               -------    --------      ----    --------    -------    -------    ------     -------    --------
                               -------    --------      ----    --------    -------    -------    ------     -------    --------


In millions
-----------------------------------------------------------------------------------------------------------------
                                                                     1997
                               ----------------------------------------------------------------------------------
                                                        Single currency
                                Multicurrency loans          loans                        All loans
                                ------------------     --------------------  ------------------------------------
                         Rate
Period                   type:  Fixed    Adjustable    Fixed     Adjustable    Fixed    Adjustable      Total
-----------------------------------------------------------------------------------------------------------------
July 1, 1997 through
June 30, 1998                   $2,844    $ 9,150      $   --      $    4       $2,844   $  9,154    $ 11,998

July 1, 1998 through
June 30, 2002                    3,675     37,141         773         774        4,448     37,915      42,363

July 1, 2002 through
June 30, 2007                      335     33,585       1,365       2,283        1,700     35,868      37,568

Thereafter                          12     12,008         310       1,546          322     13,554      13,876
                                ------    -------      ------      ------       ------    -------    --------

Loans outstanding               $6,866    $91,884      $2,448      $4,607       $9,314    $96,491    $105,805
                                ------    -------      ------      ------       ------    -------    --------
                                ------    -------      ------      ------       ------    -------    --------

                                                  IBRD Financial Statements 57
------------------------------------------------------------------------------
Notes to Financial Statements
------------------------------------------------------------------------------

Estimated Value of Loans

All of IBRD's loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans, nor is there a market of loans comparable to those made by IBRD.

Multicurrency loans and Single Currency Pools: The estimated value of fixed rate loans negotiated prior to July 1982 has been based on discounted future cash flows using the rate at which IBRD could undertake borrowings of comparable maturities at June 30, 1998 plus a 50 basis point spread. The estimated value of adjustable rate multicurrency loans and single currency pools is based on the relationship of the fair value to the carrying value of the underlying qualified borrowings, since the interest rate for such loans is based on the interest rate of the qualified borrowings.

Single Currency Loans: The estimated value of fixed rate single currency loans has been based on discounted future cash flows using the rate at which IBRD could make similar loans of comparable maturities at June 30, 1998. The estimated value of LIBOR-based single currency loans has been based on the relationship of the fair value to the carrying value of the underlying borrowings funding these loans.

The following table reflects the carrying and estimated values of the loan portfolio based on current borrowing rates net of the Accumulated Provision for Loan Losses at June 30, 1998 and June 30, 1997:

In millions
-----------------------------------------------------------------------------


                                1998                           1997
                      --------------------------     -------------------------
                        Carrying       Estimated      Carrying      Estimated
                         value          value          value          value
                      -----------     ----------     ----------    -----------
Multicurrency loans

               Fixed       $  3,913   $    4,286     $  6,866      $  7,655
               Adjustable    56,304       60,915       91,884        99,775

Single currency pools

               Fixed            241          261           --            --
               Adjustable    25,417       27,861           --            --

Single currency loans

              Fixed           4,569        4,746        2,448         2,497
              Adjustable     16,132       16,530        4,607         4,844
                           --------     --------     --------       --------
Total loans

              Fixed           8,723        9,293        9,314         10,152
              Adjustable     97,853      105,306       96,491        104,619
                           --------     --------     --------       --------
                            106,576      114,599      105,805        114,771

Less accumulated
  provision for
  loan losses                 3,240        3,240        3,210          3,210
                           --------     --------     --------       --------
Loans outstanding net
  of accumulated
  provision                $103,336     $111,359     $102,595       $111,561
                           --------     --------     --------       --------
                           --------     --------     --------       --------
----------------------------------------------------------------------------

58 IBRD Financial Statements
------------------------------------------------------------------------------
Notes to Financial Statements (Continued)
------------------------------------------------------------------------------

Cofinancing and Guarantees

IBRD has taken direct participations in, or provided partial guarantees of, loans syndicated by other financial institutions for projects or programs also financed by IBRD through regular loans. IBRD also has provided partial guarantees of securities issued by an entity eligible for IBRD loans. IBRD's partial guarantees of bond issues are included in the guarantees amount mentioned below. IBRD's direct participations in syndicated loans are included in the reported loan balances.

Guarantees of loan principal of $2,047 million at June 30, 1998 ($1,593 million--June 30, 1997) were not included in reported loan balances. At June 30, 1998, $371 million of these guarantees were subject to call ($148 million--June 30, 1997). IBRD has partially guaranteed the timely payment of interest amounts on certain loans that have been sold. At June 30, 1998, these guarantees, approximating $0.04 million ($0.5 million--June 30, 1997), were subject to call.

Overdue Amounts

At June 30, 1998, no loans payable to IBRD other than those referred to in the following paragraphs were overdue by more than three months.

At June 30, 1998, the loans made to or guaranteed by certain member countries and the FRY with an aggregate principal bal-ance outstanding of $2,044 million ($2,360 million--June 30, 1997), of which $1,142 million ($1,314 million--June 30, 1997) was overdue, were in nonaccrual status. At such date, overdue interest and other charges in respect of these loans totaled $948 million ($893 million--June 30, 1997). If these loans had not been in nonaccrual status, income from loans for the fiscal year ended June 30, 1998 would have been higher by $84 million ($146 million--June 30, 1997, $188 million--June 30, 1996).

                                                  IBRD Financial Statements 59
------------------------------------------------------------------------------
Notes to Financial Statements
------------------------------------------------------------------------------

A summary of countries with loans or guarantees in nonaccrual status follows:

In millions
--------------------------------------------------------------------------------------
                                                         1998
                                     -------------------------------------------------
                                      Principal       Principal and      Nonaccrual
Borrower                             outstanding     charges overdue       since
-----------------------------------  -----------     ---------------    --------------
With overdues

  Congo, Democratic Republic of  . . .  $   81         $   86             November 1993
  Congo, Republic of . . . . . . . . .      67             21             November 1997
  Iraq . . . . . . . . . . . . . . . .      42             68             December 1990
  Liberia. . . . . . . . . . . . . . .     131            254             June 1987
  Sudan. . . . . . . . . . . . . . . .       6              5             January 1994
  Syrian Arab Republic . . . . . . . .      71            228(a)          February 1987
  Yugoslavia, Federal Republic of
    (Serbia/Montenegro)  . . . . . . .   1,089          1,428             September 1992
                                     -----------     ---------------

  Total. . . . . . . . . . . . . . . .   1,487          2,090

Without overdues
  Bosnia and Herzegovina . . . . . . .     557             --             September 1992
                                     -----------     ---------------
Total. . . . . . . . . . . . . . . . .  $2,044         $2,090
                                     -----------     ---------------
                                     -----------     ---------------

--------------------------------------------------------------------------------------

a. Represents interest and charges overdue.

On July 27, 1997, the Syrian Arab Republic and IBRD entered into an agreement covering, among other things, the application of payments by Syria of its overdue principal, interest, and charges. Under this agreement, Syria paid the overdue principal to IBRD in one payment of $263 million on September 2, 1997 and has been making monthly payments to IBRD since then.

On June 22, 1998, Sierra Leone paid off all its arrears and, as a result, its loans came out of nonaccrual status. Loans to Sierra Leone had been in nonaccrual status since January 15, 1998. During the fiscal year ended June 30, 1997, no loans came out of nonaccrual status.

In connection with the cessation of the membership of the SFRY discussed in Note A, in February 1993 IBRD reached an agreement with the FRY for the apportionment and service of debt due to IBRD on loans made to or guaranteed by the SFRY and assumed by the FRY, which confirmed a February 1992 interim agreement between the SFRY (then consisting of the Republics of Bosnia and Herzegovina, Macedonia, Montenegro and Serbia) and IBRD pertaining, among other things, to such loans. As of the date hereof, no debt-service payments have been received by IBRD from the FRY.

In June 1996 the accumulated arrears on loans to the former SFRY assumed by Bosnia and Herzegovina were cleared through three new consolidation loans extended by IBRD. These new loans consolidated all outstanding principal and overdue interest on the loans assumed by Bosnia and Herzegovina. This resulted in an increase in loans outstanding of $168 million and the deferral of the recognition of the related interest income.

60 IBRD Financial Statements
------------------------------------------------------------------------------
Notes to Financial Statements (Continued)
------------------------------------------------------------------------------

The average recorded investment in nonaccruing loans during the fiscal year ended June 30, 1998 was $2,138 million, ($2,430 million--June 30, 1997,
$2,466 million--June 30, 1996).

Accumulated Provision for Loan Losses

IBRD has never suffered a loss on any of its loans, with the exception of losses resulting from the difference between the present value of payments for interest and charges made according to the related loan's contractual terms and the present value of its expected future cash flows. Certain borrowers have found it difficult to make timely payments for protracted periods, resulting in their loans being placed in nonaccrual status. Several borrowers have emerged from nonaccrual status after a period of time by bringing up-to-date all principal payments and all overdue service payments, including interest and other charges. In an attempt to recognize the risk inherent in these and any other potential overdue payments, IBRD maintains an accumulated provision for loan losses. Of the Accumulated Provision for Loan Losses of $3,240 million, $1,000 million is attributable to the nonaccruing loan portfolio at June 30, 1998.

An analysis of the changes to the Accumulated Provision for Loan Losses for the fiscal years ended June 30, 1998, June 30, 1997 and June 30, 1996 appears below:

In millions
-----------------------------------------------------------------------------
                                              1998        1997        1996
                                              -----      ------      ------
Balance, beginning of the fiscal year. . .   $3,210      $3,340      $3,740
Provision for loan losses. . . . . . . . .      251          63          42
Translation adjustment . . . . . . . . . .     (221)       (193)       (442)
                                              -----      ------      ------
Balance, end of the fiscal year. . . . . .   $3,240       $3,210     $3,340
                                              -----      ------      ------
                                              -----      ------      ------
-----------------------------------------------------------------------------

IBRD has endorsed a multilateral initiative for addressing the debt problems of a group of countries identified as heavily indebted poor countries (HIPCs) to ensure that the reform efforts of these countries will not be put at risk by unsustainable external debt burdens. Under this initiative, creditors are to provide enhanced debt relief for those countries that demonstrated good policy performance over an extended period to bring their debt burdens to sustainable levels. IBRD has taken the situa-tion of these countries into account in its review of the adequacy of the Accumulated Provision for Loan Losses.

Fifth Dimension Program

Under IDA's Fifth Dimension program established in September 1988, a portion of principal repayments to IDA are allocated on an annual basis to provide supplementary IDA credits to IDA-eligible countries that are no longer able to borrow on IBRD terms, but have outstanding IBRD loans approved prior to September 1988 and have in place an IDA-supported structural adjustment program. Such supplementary IDA credits are allocated to countries that meet specified conditions, in proportion to each country's interest payments due that year on its pre-September 1988 IBRD loans. To be eligible for such IDA supplemental credits, a member country must meet IDA's eligibility criteria for lending, must be ineligible for IBRD lending and must not have had an IBRD loan approved within the last twelve months. To receive a supplemental credit from the program, a member country cannot be more than 60 days overdue on its debt-service payments to IBRD or IDA. At June 30, 1998, IDA had approved credits of $1,590 million ($1,526 million--June 30, 1997) under this program from inception, of which $1,531 million ($1,435 million--June 30, 1997) had been disbursed to the eligible countries.

                                                  IBRD Financial Statements 61
------------------------------------------------------------------------------
Notes to Financial Statements
------------------------------------------------------------------------------

Note D--Borrowings

Providing liquidity and minimizing the cost of funds are key objectives to IBRD's overall borrowing strategy. IBRD uses swaps in its borrowing strategy to lower the overall cost of its borrowings for those members who benefit from IBRD loans. IBRD undertakes swap transactions with a list of authorized counterparties. Credit limits have been established for each coun-terparty.

Currency swaps: Currency swaps are agreements between two parties to exchange cashflows denominated in different currencies at one or more certain times in the future. The cashflows are based on a predetermined formula reflecting rates of interest and an exchange of principal.

Interest rate swaps: Interest rate swaps are agreements which transform a fixed rate payment obligation in a particular currency into a floating rate obligation in that currency or vice-versa.

Forward interest rate swaps: A forward interest rate swap is an agreement under which the cash flow exchanges of the underlying interest rate swaps would begin to take effect from a specified date.

Swaptions: A swaption is an option that gives the holder the right to enter into an interest rate or currency swap at a certain future date.

62 IBRD Financial Statements
------------------------------------------------------------------------------
Notes to Financial Statements (Continued)
------------------------------------------------------------------------------

A summary of IBRD's borrowings portfolio at June 30, 1998 and June 30, 1997 follows:

Medium- and Long-term Borrowings and Swaps at June 30, 1998


In millions of U.S. dollars equivalent
-----------------------------------------------------------------------------------------------------------------------------------

                                                                         Currency                          Interest rate
                                  Direct borrowings                  swap agreements                       swap agreements
                          ---------------------------------------------------------------------------------------------------------
                                         Wgtd.                             Wgtd.                  Notional     Wgtd.
                                         avg.     Average     Amount       avg.      Average       amount       avg.     Average
               Rate                      cost     maturity    payable      cost      maturity      payable      cost     maturity
Currency       type         Amount       (%)      (years)   (receivable)    (%)      (years)     (receivable)   (%)      (years)
-----------------------------------------------------------------------------------------------------------------------------------

Deutsche
 mark         Fixed         $12,014     6.45         4.78    $  3,720       7.35        2.19      $  4,617     6.86        2.76
                                                               (5,281)      6.72        4.25        (3,349)    5.18        3.79
              Adjustable        195     7.21         5.12       8,231       3.60        2.24         3,405     3.62        3.82
                                                               (1,412)      3.52        2.16        (4,673)    3.72        2.80

Japanese
 yen          Fixed          16,200     4.92         4.76       1,958       1.34        0.44         1,520     3.30        1.02
                                                               (5,758)      5.35        5.19        (3,083)    2.84        4.94

              Adjustable        836     1.63         1.99       1,484       0.26        0.62         3,083     0.53        4.94
                                                                 (759)      0.63        4.51        (1,520)    1.16        1.02

Netherlands
 guilders     Fixed           1,199     7.10         3.73          --         --          --            --       --          --
                                                                 (904)      7.43        2.59

Swiss
 francs       Fixed           3,671     5.61         5.15       1,611       5.19        2.22           423     7.08        3.30
                                                               (4,070)      5.46        2.66
              Adjustable         --       --           --         423       0.28        3.23            --       --          --
                                                                                                      (423)    1.50        3.30

U. S.
 dollars      Fixed          33,287     6.81         6.16      11,020       9.37        4.27        10,526     6.42        2.88
                                                               (3,082)      6.67        1.27       (22,495)    5.95        5.34
              Adjustable        825     5.24         4.12      27,226       5.42        5.93        22,520     5.53        5.33
                                                               (5,891)      5.46        1.24       (10,551)    5.44        2.88

Others        Fixed          25,753     8.22         5.70         576       6.71        2.75           119     5.70        6.20
                                                              (24,174)      7.99        5.51          (405)    7.13        4.69
              Adjustable      2,762     3.75         4.88          36       3.60        7.41           405     4.01        4.69
                                                               (3,072)      3.98        4.88          (119)    3.75        6.20
                           -------------------------------------------                            ----------
Total         Fixed          92,124     6.78         5.53      18,885                               17,205
                                                              (43,269)                             (29,332)
              Adjustable      4,618     3.77         4.23      37,400                               29,413
                                                              (11,134)                             (17,286)
                           -------------------------------------------                            ----------

Principal at face value      96,742     6.63         5.47       1,882                                   --
Net unamortized premium         118                                                                     --
                           -------------------------------------------                            ----------
Total                       $96,860     6.63         5.47   $   1,882                             $     --
                           -------------------------------------------                            ----------
                           -------------------------------------------                            ----------



                       -------------------------------------



                           Net currency obligations
                       -------------------------------------
                                       Wgtd.
                             Amount     avg.      Average
             Rate           payable     cost      maturity(a)
Currency     type        (receivable)   (%)       (years)
------------------------------------------------------------
Deutsche
 mark       Fixed          $ 20,351      6.71        3.85
                             (8,630)     6.12        4.07
            Adjustable       11,831      3.67        2.74
                             (6,085)     3.67        2.65

Japanese
 yen        Fixed            19,678      4.43        4.04
                             (8,841)     4.47        5.10

            Adjustable        5,403      0.62        3.30
                             (2,279)     0.98        2.18

Netherlands
 guilders   Fixed             1,199      7.10        3.73
                               (904)     7.43        2.59


Swiss
 francs     Fixed             5,705      5.60        4.19
                             (4,070)     5.46        2.66
            Adjustable          423      0.28        3.23
                               (423)     1.50        3.30


U. S.
 dollars    Fixed            54,833      7.25        5.15
                            (25,577)     6.04        4.85
            Adjustable       50,571      5.46        5.63
                            (16,442)     5.45        2.29

Others      Fixed            26,448      8.17        5.63
                            (24,579)     7.98        5.50
            Adjustable        3,203      3.78        4.88
                             (3,191)     3.97        4.93
                         --------------------------------
Total       Fixed           128,214      6.85        4.82
                            (72,601)     6.50        4.85
            Adjustable       71,431      4.69        4.93
                            (28,420)     4.49        2.67
                         --------------------------------

Principal at face value      98,624      6.22
Net unamortized premium         118
                         --------------------
Total                       $98,742      6.22
                         --------------------
                         --------------------



a - At June 30, 1998, the average repricing period of the net currency obligations for adjustable rate borrowings was three months.

                                                  IBRD Financial Statements 63
------------------------------------------------------------------------------
Notes to Financial Statements (Continued)
------------------------------------------------------------------------------

Medium- and Long-term Borrowings and Swaps at June 30, 1997




In millions of U.S. dollars equivalent
-----------------------------------------------------------------------------------------------------------------------------------

                                                                         Currency                          Interest rate
                                  Direct borrowings                  swap agreements                       swap agreements
                          ---------------------------------------------------------------------------------------------------------
                                         Wgtd.                             Wgtd.                  Notional     Wgtd.
                                         avg.     Average     Amount       avg.      Average       amount       avg.     Average
               Rate                      cost     maturity    payable      cost      maturity      payable      cost     maturity
Currency       type         Amount       (%)      (years)   (receivable)    (%)      (years)     (receivable)   (%)      (years)
-----------------------------------------------------------------------------------------------------------------------------------

Deutsche
 mark          Fixed         $12,468     6.58      5.43       $  3,071      7.47         2.33    $   6,800         6.93      2.74

                                                                  (393)     5.93        14.05       (2,878)        5.25      4.48
               Adjustable        203     7.54      6.12          8,921      3.05         2.98        2,936         3.24      4.53
                                                                   (22)     5.58         0.99       (6,858)        3.35      2.78

Japanese
 yen           Fixed          24,501     5.15      4.48            529      5.63         2.39        2,148         3.60      1.87
                                                                (1,251)     5.99         6.07       (3,123)        3.02      4.39

               Adjustable      1,223     1.83      2.66            506      0.05         1.20        3,123         0.57      4.39
                                                                   (44)     4.45        14.98       (2,148)        1.34      1.87

Netherlands
 guilders      Fixed           1,873     7.25      3.28             80      6.31         0.19           --           --        --
                                                                (1,123)     7.62         2.05

Swiss
 francs        Fixed           3,916     6.02      5.63          1,862      5.20         2.94          780         7.11      2.77
                                                                (3,050)     5.79         2.84
               Adjustable         --       --        --            780      0.74         2.70
                                                                                                      (780)        1.73      2.77

U. S.
 dollars       Fixed          23,725     7.49      6.63            178      8.98         2.99        6,095         6.81      3.67
                                                                (1,023)     9.19         3.12      (10,518)        6.29      5.69
               Adjustable      1,213     5.14      3.59         12,111      5.49         6.26       10,646         5.77      5.64
                                                                (2,511)     5.57         2.31       (6,223)        5.78      3.62

Others         Fixed          18,112     8.71      4.80            157      8.34         2.09          113         5.77      7.17
                                                               (16,029)     8.59         4.43         (424)        7.12      5.73
               Adjustable      1,798     5.92      4.95             13     10.85         0.32          424         3.35      5.73
                                                                (2,149)     5.61         5.08         (113)        3.46      7.17
                           -------------------------------------------                            ----------
Total          Fixed          84,595     6.86      5.32          5,877                              15,936
                                                               (22,869)                            (16,943)
               Adjustable      4,437     4.65      4.00         22,331                              17,129
                                                                (4,726)                            (16,122)
                           -------------------------------------------                            ----------

Principal at face value       89,032     6.75      5.25            613                                 --
Net unamortized discount          (1)                                                                  --
                           -------------------------------------------                            ----------
Total                        $89,031     6.75      5.25       $    613                            $    --
                           -------------------------------------------                            ----------
                           -------------------------------------------                            ----------




                       -------------------------------------



                           Net currency obligations
                       -------------------------------------
                                       Wgtd.
                             Amount     avg.      Average
             Rate           payable     cost      maturity(a)
Currency     type        (receivable)   (%)       (years)
------------------------------------------------------------

Deutsche
 mark          Fixed          $ 22,339         6.81        4.19
                                (3,271)        5.33        5.63
               Adjustable       12,060         3.17        3.41
                                (6,880)        3.35        2.77


Japanese
 yen           Fixed            27,178         5.04        4.23
                                (4,374)        3.85        4.86

               Adjustable        4,852         0.83        3.62
                                (2,192)        1.41        2.13

Netherlands
 guilders      Fixed             1,953         7.21        3.15
                                (1,123)        7.62        2.05

Swiss
 francs        Fixed             6,558         5.91        4.52
               Adjustable       (3,050)        5.79        2.84
                                   780         0.74        2.70
                                  (780)        1.73        2.77
U. S.
 dollars       Fixed            29,998         7.36        6.01
                               (11,541)        6.55        5.46
               Adjustable       23,970         5.59        5.85
                                (8,734)        5.72        3.24


Others         Fixed            18,382         8.68        4.79
                               (16,453)        8.55        4.46
               Adjustable        2,235         5.46        5.07
                                (2,262)        5.50        5.18
                               ---------------------------------
Total          Fixed           106,408         6.79        4.82
                               (39,812)        6.95        4.70
               Adjustable       43,897         4.31        4.83
                               (20,848)        4.31        3.16
                               ---------------------------------


Principal at face value         89,645         6.07
Net unamortized discount            (1)

                              ---------------------
Total                         $ 89,644         6.07
                              ---------------------
                              ---------------------



a - At June 30, 1998, the average repricing period of the net currency obligations for adjustable rate borrowings was three months.

64 IBRD Financial Statements
------------------------------------------------------------------------------
Notes to Financial Statements (Continued)
------------------------------------------------------------------------------

Short-term Borrowings and Swaps at June 30, 1998 and June 30, 1997


In millions of U.S. dollars equivalent
----------------------------------------------------------------------------------------------------
                                                                   1998
                               --------------------------------------------------------------------
                                                                 Interest
                                                Currency           rate                       Wgtd.
                                                  swap             swap            Net         avg.
                     Rate         Principal      payable          payable        currency      cost
Currency             type        Outstanding   (receivable)     (receivable)   obligations     (%)
----------------------------------------------------------------------------------------------------
Czech koruny        Fixed         $  335      $    --             $    --       $    335      14.45
                                                 (335)                 --           (335)     14.45

Deutsche mark       Adjustable        --          319                  --            319       3.09

Italian lire        Fixed             --           --                  --             --         --
                                                   --                  --             --         --
                    Adjustable        42           --                  --             42        0.78
                                                  (42)                 --            (42)       0.78

Japanese yen        Fixed             --           --                  --             --

                    Adjustable        --           25                  --             25        0.09


New Zealand         Fixed             25           --                  --             25        7.94
 dollars                                          (25)                 --            (25)       7.94

Slovak koruny       Fixed             --           --                  --             --          --


Polish zlotys       Fixed             29           --                  --             29       20.12
                                                  (29)                 --            (29)      20.12

U. S. dollars       Fixed          3,985           --                  --          3,985        5.45
                                                   --                (100)          (100)       5.72
                    Adjustable     1,709        1,126                 100          2,935        5.15
                                                 (333)                 --           (333)       5.13

South African       Fixed            600           --                  --            600       13.98
 rand                                            (600)                 --           (600)      13.98
                                   -----------------------------------------------------------------
Total               Fixed          4,974           --                  --          4,974        7.19
                                                 (989)               (100)        (1,089)      13.39
                    Adjustable     1,751        1,470                 100          3,321        4.85
                                                 (375)                              (375)       4.64
                                   -----------------------------------------------------------------
Principal at face value            6,725          106                  --          6,831        5.20

Net unamortized premium                4                                               4
                                   -----------------------------------------------------------------
Total                             $6,729        $ 106             $    --        $ 6,835        5.20
                                   -----------------------------------------------------------------
                                   -----------------------------------------------------------------


                                  --------------------------------------------------------------
                                                                  1997
                                   -------------------------------------------------------------
                                                                 Interest
                                                  Currency         rate                      Wgtd
                                                    swap           swap           Net        avg.
                                     Principal     payable        payable       currency     cost
                                    outstanding  (receivable)   (receivable)   obligations    (%)
                                  ---------------------------------------------------------------
Czech koruny        Fixed            $    220     $     --       $   --        $   220      10.88
                                                      (220)          --           (220)     10.88

Deutsche mark       Adjustable             --          394           --            394       2.80

Italian lire        Fixed                 148           --           --            148       6.80
                                                      (148)          --           (148)      6.80
                    Adjustable             --           --           --             --         --


Japanese yen        Fixed                  95           88           --            183       3.16
                                                       (95)          --            (95)      5.93
                    Adjustable             --           --           --             --         --


New Zealand         Fixed                  137           --          --            137       7.96
 dollars                                               (137)         --           (137)      7.96

Slovak koruny       Fixed                   67           --          --             67      12.65
                                                        (67)         --            (67)     12.65

Polish zlotys       Fixed                   --           --          --             --         --
                                                         --          --             --         --

U. S. dollars       Fixed                4,115          120          --          4,235       5.46
                                                                   (900)          (900)      4.65
                    Adjustable           2,200          877         900          3,977       5.31
                                                       (112)         --           (112)      5.40

South African       Fixed                  657           --          --            657      15.07
 rand                                                  (657)         --           (657)     15.07
                                 ----------------------------------------------------------------
Total               Fixed                5,439          208          --          5,647       6.90
                                                     (1,324)       (900)        (2,224)      8.99
                    Adjustable           2,200        1,271          900         4,371       5.09
                                                       (112)                      (112)      5.40
                                 ----------------------------------------------------------------
Principal at face value                  7,639           43           --         7,682       5.28

Net unamortized premium                      9                                       9
                                 ----------------------------------------------------------------
Total                                   $7,648      $    43       $   --        $7,691       5.28
                                 ----------------------------------------------------------------
                                 ----------------------------------------------------------------


a - At June 30, 1998, the average repricing period of the net currency obligations for short-term borrowings was less than one month
    (three months--June 30, 1997).

                                                  IBRD Financial Statements 65
------------------------------------------------------------------------------
Notes to Financial Statements
------------------------------------------------------------------------------


The maturity structure of IBRD's Medium-and Long-term borrowings outstanding at June 30, 1998 and June 30, 1997 is as follows:

In millions
------------------------------------------------------------------

Period                                                      1998
------                                                    --------
July 1, 1998 through June 30, 1999.....................    $ 8,573
July 1, 1999 through June 30, 2000.....................     17,107
July 1, 2000 through June 30, 2001.....................     13,466
July 1, 2001 through June 30, 2002.....................      9,785
July 1, 2002 through June 30, 2003.....................     14,153
July 1, 2003 through June 30, 2008.....................     22,987
Thereafter.............................................     10,671
                                                         ---------
Total..................................................   $96,742
                                                         ---------
                                                         ---------

------------------------------------------------------------------

In millions
------------------------------------------------------------------

Period                                                      1997
------                                                    --------
July 1, 1997 through June 30, 1998......................   $13,185
July 1, 1998 through June 30, 1999......................     9,492
July 1, 1999 through June 30, 2000......................    17,430
July 1, 2000 through June 30, 2001......................     8,173
July 1, 2001 through June 30, 2002......................     9,498
July 1, 2002 through June 30, 2007......................    21,806
Thereafter..............................................     9,448
                                                           -------
Total...................................................   $89,032

-------------------------------------------------------------------------------

66 IBRD Financial Statements
------------------------------------------------------------------------------
Notes to Financial Statements (Continued)
------------------------------------------------------------------------------


The following table reflects the carrying and estimated fair values of the borrowings portfolio at June 30, 1998 and June 30, 1997:


In millions
------------------------------------------------------------------------------
                                             1998                               1997
                                       --------------------             ---------------------
                                       Carrying   Estimated             Carrying    Estimated
                                         value    fair value              value     fair value
                                       -------    ----------            --------    ------------

Short-term.....................        $  6,729   $  6,793              $  7,648     $  7,699
Medium- and long-term..........          96,860    105,102                89,031       96,310
Swaps
   Currency
     Payable...................          57,755     60,073                29,687       30,098
     Receivable................         (55,767)   (58,911)              (29,031)     (30,375)
   Interest rate...............              --       (201)                   --          654
   Swaptions...................              --         *                     --            1
                                       --------   --------              --------     --------
Total..........................        $105,577   $112,856              $ 97,335     $104,387
                                       --------   --------              --------     --------
                                       --------   --------              --------     --------

------------------------------------------------------------------------------
Note:  * Less than $0.5 million.

The estimated fair values are based on quoted market prices where such prices are available. Where no quoted market price is available, the fair value is estimated based on the cost at which IBRD could currently undertake borrowings with similar terms and remaining maturities, using the secondary market yield curve. The fair value of swaps represents the estimated cost of replacing these contracts on that date.

Note E--Credit Risk

Country Credit Risk: This risk includes potential losses arising from protracted arrears on payments from borrowers. IBRD manages country credit risk through individual country exposure limits according to creditworthiness. These exposure limits are tied to performance on macroeconomic and structural policies. In addition, IBRD establishes absolute limits on the share of outstanding loans to any individual borrower. The country credit risk is further managed by financial incentives such as pricing loans using IBRD's own cost of borrowing and partial interest charge waivers conditioned on timely payment that give borrowers self-interest in IBRD's continued strong intermediation capacity. Collectibility risk is covered by the Accumulated Provision for Loan Losses. IBRD also uses a simulation model to assess the adequacy of its reserves in the case a major borrower, or group of borrowers, stops servicing its loans for an extended period of time.

Commercial Credit Risk: For the purpose of risk management, IBRD is party to a variety of financial instruments, certain of which involve elements of credit risk in excess of the amount recorded on the balance sheet. Credit risk exposure represents the maximum potential accounting loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. Additionally, the nature of the instruments involve contract value and notional principal amounts that are not reflected in the basic financial statements. For both on- and off-balance sheet securities, IBRD limits trading to a list of authorized dealers and counterparties. Credit risk is controlled through application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

                                                  IBRD Financial Statements 67
------------------------------------------------------------------------------
Notes to Financial Statements (Continued)
------------------------------------------------------------------------------



The contract value/notional amounts and credit risk exposure, as applicable, of these financial instruments at June 30, 1998 and June 30, 1997 are given below:


In millions
------------------------------------------------------------------------------
                                                          1998         1997
                                                          -----       ------
INVESTMENTS - TRADING PORTFOLIO
Futures and forwards
   - Long position...................................    $ 6,205       $ 6,620
   - Short position..................................      3,282         6,675
   - Credit exposure due to potential nonperformance
       by counterparties.............................          2             1
Options
   - Long position....................................        --           134
Currency Swaps
   - Credit exposure due to potential nonperformance
       by counterparties..............................       255            36
Cross Currency Interest Rate Swaps
   - Credit exposure due to potential nonperformance
       by counterparties..............................        15            --
Interest Rate Swaps
   - Notional principal...............................     7,453            --
   - Credit exposure due to potential nonperformance
       by counterparties..............................         *            --

BORROWINGS PORTFOLIO

Currency swaps
   - Credit exposure due to potential nonperformance
       by counterparties..............................     1,964         1,255
Interest rate swaps
   - Notional principal...............................    46,718        33,965
   - Credit exposure due to potential nonperformance
       by counterparties..............................     1,043           393
Swaptions
   - Notional principal...............................        30            74
   - Credit exposure due to potential nonperformance
       by counterparties..............................         *            --

------------------------------------------------------------------------------
Note: * Less than $0.5 million.

Note F--Retained Earnings, Allocations and Transfers

Retained Earnings: Retained Earnings comprises the following elements at June 30, 1998 and June 30, 1997:


In millions
------------------------------------------------------------------------------
                                                     1998            1997
                                                    -----           ------
Special reserve..............................      $   293          $   293
General reserve..............................       14,659           14,159
Pension reserve..............................          112               --
Surplus......................................          426              457
Unallocated net income.......................        1,243            1,285
                                                   -------          -------
Total........................................      $16,733          $16,194
                                                   -------          -------
                                                   -------          -------

------------------------------------------------------------------------------

68 IBRD Financial Statements
------------------------------------------------------------------------------
Notes to Financial Statements (Continued)
------------------------------------------------------------------------------

On July 31, 1997, the Executive Directors allocated $500 million of the net income earned in the fiscal year ended June 30, 1997 to the General Reserve and $112 million to the Pension Reserve, representing the difference between actual funding of the Staff Retirement Plan (the Plan) and the Plan's
accounting expenses for the fiscal year 1997.   This Pension Reserve would be
reduced if in any future fiscal year pension accounting expenses were to exceed the actual funding of the Plan. On September 25, 1997, the Board of Governors approved the following transfers out of unallocated Net Income: an amount equivalent to $304 million in SDRs (valued at June 30, 1997) to IDA by way of grant, an immediate grant of $250 million to the Heavily Indebted Poor Countries Debt Initiative Trust Fund, and $119 million to Surplus. On April 6, 1998, the Board of Governors approved a transfer from Surplus, by way of grant, in the amount of $150 million to MIGA to be used as part of MIGA's capital resources to strengthen its financial position. On July 13, 1998, the Board of Governors approved a transfer from Surplus, by way of grant, in the amount of $90 million to the Trust Fund for Gaza and West Bank. As this transfer had not been approved by the Board of Governors at June 30, 1998, no payable had been recognized at that date.

Transfers to International Development Association: The Board of Governors had approved aggregate transfers through June 30, 1997 to IDA totaling $5,431 million from unallocated Net Income. On September 25, 1997, the Board of Governors approved a transfer to IDA, by way of grant, of $304 million in an equivalent amount in SDRs out of unallocated Net Income. At June 30, 1998 and June 30, 1997, there were no payables to IDA.

Transfers to Debt Reduction Facility for IDA-Only Countries: The Board of Governors had approved aggregate transfers through June 30, 1997 to the Debt Reduction Facility for IDA-Only Countries totaling $300 million. At June 30, 1998, $100 million ($118 million--June 30, 1997) remained payable.

Transfer to Trust Fund for Gaza and West Bank: The Board of Governors had approved aggregate transfers through June 30, 1997 to the Trust Fund for Gaza and West Bank, totaling $230 million. At June 30, 1998, $22 million ($83 million--June 30, 1997) remained payable.

Transfers to the Heavily Indebted Poor Countries Debt Initiative Trust Fund:
At June 30, 1997, the Board of Governors had approved aggregate transfers to the HIPC Debt Initiative Trust Fund totaling $500 million. On September 25, 1997, the Board of Governors approved a transfer to the HIPC Debt Initiative Trust Fund, by way of grant, of $250 million out of unallocated Net Income. At June 30, 1998 and June 30, 1997, there were no payables to the HIPC Debt Initiative Trust Fund.

Transfers to Multilateral Investment Guarantee Agency: On April 6, 1998, the Board of Governors approved a transfer from Surplus, by way of grant, in the amount of $150 million to MIGA to be used as part of MIGA's capital resources to strengthen its financial position. At June 30, 1998, there was no payable to MIGA.

Note G--Administrative Expenses and Contributions to Special Programs

In fiscal year 1995 the Executive Directors authorized expenditures for costs associated with planned staff reductions. The cost of this program charged through fiscal year 1997 was $112 million, of which $45 million was allocated to IDA. During the fiscal year ended June 30, 1998, all remaining staff previously identified for separation under this program began receiving severance payments. The total cost under this program was $87 million. The difference of $25 million has been taken back into income as a reduction of administrative expenses, of which $10 million had been allocated to IDA as a reduction of the management fee charged to IDA. At June 30, 1998, $82 million ($64 million--June 30, 1997, $26 million--June 30, 1996) has been charged against the accrual of $87 million. This accrual included costs associated with job search assistance, training, outplacement consulting, pension plan contributions, medical insurance contributions and related tax allowances.

In March 1997 the Executive Directors approved a multiyear program of institutional renewal to improve IBRD's and IDA's business processes, products and services, strengthen their human resources through more skilled and better trained staff, and achieve a higher level of development effectiveness. Implementation of this program is expected to result in costs associated with staff reductions during the fiscal years 1997 through 1999. Through June 30, 1998, 299 staff had been identified for sep-

                                                  IBRD Financial Statements 69
------------------------------------------------------------------------------
Notes to Financial Statements (Continued)
------------------------------------------------------------------------------

aration at a cumulative cost of $48 million. Included in the total charge of $48 million are costs associated with outplacement consulting, job search assistance, training, medical insurance plan contributions and related tax allowances. Of the total cumulative charge of $48 million, $19 million has been charged to IDA. Of the total fiscal year charge of $38 million, $15 million has been charged to IDA for the fiscal year ended June 30, 1998, consistent with normal cost apportionment procedures applied in the calculation of the management fee.

Administrative Expenses for the fiscal years ended June 30, 1998, June 30, 1997, and June 30, 1996 are net of the following amounts:


In millions
------------------------------------------------------------------------------

                                                     1998      1997      1996
                                                     -----     ----     ------

Management fee charged to IDA...................     $360      $416      $508
Amounts charged to reimbursable programs........      104       108       102
                                                     ----      ----      ----
Total reduction of Administrative Expenses......     $464      $524      $610
                                                     ----      ----      ----
                                                     ----      ----      ----
Amounts charged to reimbursable programs
include the following:

    Charges allocated to IFC....................     $ 14      $ 21      $ 22
    Charges allocated to MIGA...................        1         1         1

------------------------------------------------------------------------------



Contributions to special programs represent grants for agricultural research, the control of onchocerciasis, and other developmental activities.

Note H--Trust Funds

IBRD, alone or jointly with IDA, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses which include the cofinancing of IBRD lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in trust and are not included in the assets of IBRD. The distribution of trust fund assets by executing agent at June 30, 1998 and June 30, 1997 is as follows:

------------------------------------------------------------------------------

                                            1998                              1997
                               ----------------------------       ---------------------------
                                   Total                             Total
                                 fiduciary        Number of        fiduciary        Number of
                                  assets          trust fund        assets          trust fund
                                (In millions)      accounts       (In millions)      accounts
                               --------------    ------------     -------------     -------------
IBRD executed.............       $   401            1,223             $  552           1,622
Recipient executed........         1,512            1,035              1,513           1,236
                                 --------          -------            ------           -------
Total.....................        $1,913            2,258             $2,065           2,858
                                 --------          -------            ------           -------

-------------------------------------------------------------------------------

70 IBRD Financial Statements
------------------------------------------------------------------------------
Notes to Financial Statements (Continued)
------------------------------------------------------------------------------

The responsibilities of IBRD under these arrangements vary and range from services normally provided under its own lending projects to full project implementation including procurement of goods and services. During the fiscal year ended June 30, 1998, IBRD received $14 million ($15 million--June 30, 1997 and 1996) as fees for administering trust funds. These fees have been recorded as a reduction of Administrative Expenses.

Note I--Staff Retirement Plan

IBRD has a defined benefit retirement plan (the Plan) covering substantially all of its staff. The Plan also covers substantially all the staff of IFC and MIGA. Under the Plan, benefits are based on the years of contributory service and the highest three-year average of pensionable remuneration as defined in the Plan, with the staff contributing a fixed percentage of pensionable remuneration, and IBRD contributing the remainder of the actuarially-determined cost of future Plan benefits. The actuarial present values of Plan obligations throughout the fiscal year are determined at the beginning of the fiscal year by the Plan's actuary. All contributions to the Plan and all other assets and income held for the purposes of the Plan are held by IBRD separately from the other assets and income of IBRD, IDA, IFC and MIGA and can be used only for the benefit of the participants in the Plan and their beneficiaries, until all liabilities to them have been paid or provided for. Plan assets consist primarily of equity and fixed income securities, with smaller holdings of cash, real estate and other investments.

Net periodic pension income for the fiscal years ended June 30, 1998, June 30, 1997 and June 30, 1996 consisted of the following components:

In millions
-------------------------------------------------------------------------------

                                                               1998              1997           1996
                                                              -------         --------         -------
Service cost--benefits earned during the fiscal year.......   $ 184          $    189          $ 215
Interest cost on projected benefit obligation..............     353               339            356
Actual return on plan assets...............................    (991)           (1,452)          (908)
Net amortization and deferral..............................     157               821            433
                                                             --------       ---------         -------
Net periodic pension (income) cost.........................   $(297)         $   (103)         $  96
                                                             --------       ----------        -------
                                                             --------       ----------        -------

-------------------------------------------------------------------------------

The portion of this pension income related to IBRD that has been included in income for the fiscal year ended June 30, 1998 is $182 million ($63 million--June 30, 1997, $60 million cost--June 30, 1996). The balance has been included as a reduction to the management fee charged to IDA.

                                                  IBRD Financial Statements 71
------------------------------------------------------------------------------
Notes to Financial Statements (Continued)
------------------------------------------------------------------------------

The following table sets forth the Plan's funded status at June 30, 1998 and June 30, 1997:


In millions
-------------------------------------------------------------------------------

                                                               1998               1997
                                                            ---------         ----------
Actuarial present value of benefit obligations
   Accumulated benefit obligation
     Vested..........................................          $ (4,029)            $(3,684)
     Nonvested.......................................               (58)                (49)
                                                            -----------          ----------
        Subtotal.....................................            (4,087)             (3,733)
   Effect of projected compensation levels...........            (1,803)             (1,783)
                                                            -----------          ----------
     Projected benefit obligation....................            (5,890)             (5,516)

   Plan assets at fair value.........................             9,608               8,613
                                                            -----------          ----------
   Plan assets in excess of projected benefit
      obligation.....................................             3,718               3,097
   Remaining unrecognized net transition asset.......               (65)                (78)
   Unrecognized prior service cost...................                58                  66
   Unrecognized net gain from past experience
      different from that assumed and from changes
       in assumptions................................            (3,158)             (2,872)
                                                            -----------          ----------
   Prepaid pension cost..............................         $     553            $    213
                                                            -----------          ----------
                                                            -----------          ----------

-------------------------------------------------------------------------------

Of the $553 million prepaid at June 30, 1998 ($213 million--June 30, 1997), $295 million is attributable to IBRD ($112 million--June 30, 1997) and is included in Miscellaneous Assets on the balance sheet. The remainder has been attributed to IDA, IFC and MIGA.

The weighted-average discount rate used in determining the actuarial present value of the projected benefit obligation was 6.5 percent (7.5 percent--June 30, 1997). The effect of projected compensation levels was calculated based on a scale that provides for a decreasing rate of salary increase depending on age, beginning with 11.0 percent (11.0 percent--June 30, 1997) at age 20 and decreasing to 4.5 percent (5.5 percent--June 30, 1997) at age 64. The expected long-term rate of return on assets was 9 percent (9 percent--June 30, 1997).

Note J--Other Postretirement Benefits

IBRD provides other postretirement benefits for eligible active and retired staff through a Retired Staff Benefits Plan (RSBP) that has several accounts. These benefits can be grouped in accounts under the RSBP of two major types, i.e., health insurance and life insurance benefits and pension benefits administered outside the Staff Retirement Plan (discussed in Note I). IBRD has designated assets to fund these liabilities (see Note B).

Health Insurance and Life Insurance Accounts (HILI): IBRD funds certain health insurance and life insurance benefits to retirees under the HILI accounts of the RSBP. All staff who are enrolled in the insurance programs while in active service and who meet certain requirements are eligible for benefits when they reach early or normal retirement age while working for IBRD.

Retirees contribute a level amount toward life insurance based on the amount of coverage. Retiree contributions toward health care are based on length of service and age at retirement. The actuarial present values of HILI obligations throughout the fiscal year are determined at the beginning of the fiscal year.

72 IBRD Financial Statements
------------------------------------------------------------------------------
Notes to Financial Statements (Continued)
------------------------------------------------------------------------------


Supplemental Staff Retirement Plan Accounts (SSRP): IBRD has Supplemental Staff Retirement Plan Accounts which cover pensions payable in addition to those under the Staff Retirement Plan to eligible retirees.

All contributions to the HILI and the SSRP and all other assets and income held for purposes of the HILI and SSRP are held by IBRD separately from the other assets and income of IBRD, IDA, IFC and MIGA. HILI and SSRP assets consist primarily of fixed income and equity securities. The assets are designated to be utilized to meet IBRDs liabilities under the HILI and SSRP. The value of the assets at June 30, 1998, is $1,456 million (see Note B).

During the fiscal year ended June 30, 1998, IBRD reviewed the status of the HILI and SSRP accounts and determined that the assets and liabilities did not qualify for off-balance sheet accounting under SFAS 106 or SFAS 87. At June 30, 1998, the assets and liabilities were recorded on IBRDs balance sheet resulting in income to IBRD of $113 million, of which $56 million related to the cumulative effect of prior periods on retained earnings at June 30, 1997, and has been included in Effect of Accounting Change on the income statement. The portions of the net assets attributable to IDA ($138 million--June 30, 1998), IFC ($72 million--June 30, 1998) and MIGA ($2 million--June 30, 1998)
have been included in Accounts Payable and Miscellaneous Liabilities on the balance sheet. For the fiscal year ended June 30, 1998, the management fee charged to IDA was reduced by $67 million representing IDA's share of the income.

The following table sets forth the HILI's and SSRP's status at June 30, 1998 and June 30, 1997:



In millions
-------------------------------------------------------------------------------


                                                              HILI
                                                     -------------------------
                                                      1998                1997
                                                     ------              -----
Accumulated postretirement benefit obligation
   Retirees..................................        $263                $320
   Active employees eligible to retire.......         137                 142
   Other active plan participants............         227                 277
                                                     ----                ----
   Total Liability...........................        $627                $739
                                                     ----                ----
                                                     ----                ----

-------------------------------------------------------------------------------

In millions
-------------------------------------------------------------------------------

                                                             SSRP
                                                    -------------------------
                                                      1998               1997
                                                      ----               ----
Accumulated postretirement benefit obligation
    Vested....................................       $  90               $  75
    Nonvested.................................          --                  --
                                                     ------              -----
Total Liability...............................       $  90               $  75
                                                     ------              -----
                                                     ------              -----

-------------------------------------------------------------------------------

                                                  IBRD Financial Statements 73
------------------------------------------------------------------------------
Notes to Financial Statements (Continued)
------------------------------------------------------------------------------


Major Assumptions
-------------------------------------------------------------------------------

                                            HILI                       SSRP
                                       ---------------          ------------------
                                       1998       1997          1998         1997
                                       ----      -----          -----       ------
Health care cost trend rates
   From end of the fiscal year......    5.0%      13.7%
   To year 2010 and thereafter......    4.5%       5.5%
Discount rate                           6.5%       7.5%           6.5%         7.5%

Effect of 1% increase in health
  care mcost trend rates
   (in millions)
   On APBO..........................  $121       $139

-------------------------------------------------------------------------------


During the fiscal year ended June 30, 1998, health care cost trend rates were reduced after completing a five years' experience study, reducing the accrued liability at June 30, 1998, from $808 million to $619 million. This change in the health care cost trend rate resulted in income of $104 million for IBRD, which has been included in Effect of Accounting Change on the income statement. The balance is attributable to IDA, IFC, and MIGA.

74 IBRD Financial Statements
------------------------------------------------------------------------------
Report of Independent Accountants
------------------------------------------------------------------------------

[letterhead]


President and Board of Governors
 International Bank for Reconstruction and Development

We have audited the accompanying balance sheet of the International Bank for Reconstruction and Development, including the summary statement of loans and the statement of subscriptions to capital stock and voting power, as of June 30, 1998, and the related statements of income, changes in retained earnings, changes in cumulative translation adjustment, and cash flows for the year then ended. These financial statements are the responsibility of the International Bank for Reconstruction and Development's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the International Bank for Reconstruction and Development for the years ended June 30, 1997 and 1996 were audited by other auditors whose report, dated July 28, 1997, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America and with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the International Bank for Reconstruction and Development as of June 30, 1998, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America and with International Accounting Standards.

/s/ Deloitte Touche Tohmatsu (International Firm)

July 29, 1998
Washington, D.C.


                                                  [Letterhead]

                        INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                                   LIABILITIES MANAGEMENT SYSTEM

                               SEC Report on Changes in Borrowings
                        NEW BORROWINGS (MLT) 01-APR-1998 thru 30-JUN-1998


Source     :    Public

Description                                   Issue #    Currency       Tranche     Bond Amount    US$ Equivalent    Settlement Date
-----------------------------------------------------------------------------------------------------------------    ---------------

Czech Koruna
------------

CZK 1 BIL. 20% EURO NOTES DUE                   681         CZK            1      1,000,000,000     29,231,219          16-APR-1998
 AUGUST 16, 1999

Pounds Sterling
---------------

GBP 50 million 6.152% due April 17, 2001        684         GBP            1         50,000,000     83,700,220          14-APR-1998
GBP 500 million 6.875% Notes of 1998, due
 July 14, 2000                                  686         GBP            1        500,000,000    837,002,195          14-APR-1998
GBP 90 MILLION EURONOTE DUE NOVEMBER 20,
 2000                                           693         GBP            1         90,000,000    146,025,000          20-MAY-1998
GBP 50 MILLION EURONOTE DUE JULY 11, 2000       706         GBP            1         50,000,000     81,715,000          11-JUN-1998
GBP 40 MILLION EURONOTE DUE JULY 3, 2000        713         GBP            1         40,000,000     66,672,000          29-JUN-1998
                                                                                                 -------------
** Total By Currency                                                                             1,215,114,415
                                                                                                 -------------
                                                                                                 -------------


Greek drachmas
--------------

GRD 20 billion step down coupon euronotes,
 due 4/3/2001                                   683         GRD            1     20,000,000,000     62,111,801          01-APR-1998
GRD 20 4-year Euronote due May 15, 2002         695         GRD            1     20,000,000,000     64,624,531          15-MAY-1998
GRD 15 BILLION REOPENING OF 4 YEAR EURONOTES
 DUE 5/15/2002                                  695         GRD            2     15,000,000,000     49,376,214          29-JUN-1998
GRD 10 BILLION 3-YEAR EURONOTE DUE
 JUNE 5, 2001                                   707         GRD            1     10,000,000,000     33,046,927          05-JUN-1998

                                                                                                 -------------
** Total By Currency                                                                               209,159,473
                                                                                                 -------------
                                                                                                 -------------

                        INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                                   LIABILITIES MANAGEMENT SYSTEM

                               SEC Report on Changes in Borrowings
                        NEW BORROWINGS (MLT) 01-APR-1998 thru 30-JUN-1998


Source     :    Public

Description                                   Issue #    Currency       Tranche     Bond Amount    US$ Equivalent    Settlement Date
-----------------------------------------------------------------------------------------------------------------    ---------------

Hong Kong dollars
-----------------

HKD 1 BILLION 9.75% NOTES DUE                  700        HKD           1        1,000,000,000       129,053,906       30-JUN-1998
   JUNE 30, 2000
HKD 315 MILLION 9.78% NOTES DUE                705        HKD           1          315,000,000        40,647,784       16-JUN-1998
   JUNE 16, 2003
HKD 1.5 billion 10.20% NOTES DUE               709        HKD           1        1,500,000,000       193,580,859       30-JUN-1998
   JUNE 30, 2000
HKD 1.0 BILLION INCREASE OF                    709        HKD           2        1,000,000,000       129,053,906       30-JUN-1998
   10.20% NOTES DUE JUNE 30, 2000
                                                                                                     -----------
**Total By Currency                                                                                  492,336,455
                                                                                                     -----------


Italian lire
------------

ITL 250 BILLION CALLABLE REVERSE-FLOATER        58        ITL           1       250,000,000,000      141,055,661       29-APR-1998
   BOND DUE 4/29/2013
ITL 150 BILLION FIXED/REVERSE FLOATER           58        ITL           2       150,000,000,000       84,633,396       29-APR-1998
   BONDS DUE APR. 29, 2013
ITL 100 BIL. INC. 15YR FIXED/REVERSE            58        ITL           3       100,000,000,000       56,422,264       29-APR-1998
   FLOATER DUE APR. 29, 2013
ITL 150 BIL. 10-YEAR FIXED/REVERSE FLOATER      60        ITL           1       150,000,000,000       85,438,442       04-JUN-1998
   DUE JUNE 4, 2008
ITL 75 BIL. 10-YEAR FIXED/REVERSE FLOATER       60        ITL           2        75,000,000,000       42,719,221       04-JUN-1998
   DUE JUNE 4, 2008
ITL 150 Billion Callable Equity-linked          62        ITL           1       150,000,000,000       85,834,454       05-JUN-1998
   Notes due June 5, 2003
ITL 100 Billion 10 year Fixed/Range             64        ITL           1       100,000,000,000       56,903,537       19-JUN-1998
   Floater Bonds due 2008
ITL 250 BIL. 12YEAR FIXED/REV. FLOATER DUE      65        ITL           1       250,000,000,000      141,065,212       29-JUN-1998
   JUNE 29, 2010
                                                                                                   -------------
** Total By Currency                                                                                 694,072,187
                                                                                                   -------------

                        INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                                   LIABILITIES MANAGEMENT SYSTEM

                               SEC Report on Changes in Borrowings
                        NEW BORROWINGS (MLT) 01-APR-1998 thru 30-JUN-1998


Source     :    Public

Description                                   Issue #    Currency       Tranche     Bond Amount    US$ Equivalent    Settlement Date
-----------------------------------------------------------------------------------------------------------------    ---------------

New Zealand Dollars
-------------------
NZD 150 Million 7.0% Global Notes of            613         NZD            4         150,000,000     83,069,817         14-APR-1998
   1998, due Sept. 18, 2000
NZD 500 MIL. 7.25% GLOBAL NOTES DUE             687         NZD            1         500,000,000    273,750,000         09-APR-1998
   APRIL 9, 2001
NZD 250 million 7.25% Global Notes due          696         NZD            1         250,000,000    133,250,000         27-MAY-1998
   May 27, 2003
NZD 100 MILLION 7.25% GLOBAL NOTES DUE          696         NZD            2         100,000,000     53,300,000         27-MAY-1998
   MAY 27, 2003
                                                                                                    -----------
                                                                                                    543,369,817
                                                                                                    -----------

Polish Zlotys
-------------

PLN 3.5 BIL. INCREASE OF 30YR NON-CALL          53          PLN            3        3,500,000,000   1,028,957,813       16-APR-1998
   5YR DUE MAR. 20, 2028

Portuguese escudos
------------------

PTE 7.5 BILLION 5.435% 15 YR Non-Call           61          PTE            1        7,500,000,000      41,405,810       28-MAY-1998
   due May 28, 2013


United States dollars
---------------------

USD 50 MIL. 5-YEAR DOMESTIC CALLABLE NOTE       57          USD            1           50,000,000      50,000,000       07-APR-1998
   DUE APR. 7, 2003
USD 100 MILLION, 10 YR FIXED/REVERSE FLOATER    59          USD            1          100,000,000     100,000,000       06-MAY-1998
   DUE MAY 6, 2008
USD 100 million 3 year Euronote Due            689          USD            1          100,000,000     100,000,000       23-APR-1998
   April, 23, 2001
IBRD USD 1 BILLION 3 YEAR EUROBOND DUE         690          USD            1        1,000,000,000   1,000,000,000       23-APR-1998
   23-APRIL 2001
USD 80 MILLION 3-YEAR 3-MONTH EURONOTE DUE     691          USD            1           80,000,000      80,000,000       28-APR-1998
   AUGUST 7, 2001

                        INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                                   LIABILITIES MANAGEMENT SYSTEM

                               SEC Report On Changes in Borrowings
                        NEW BORROWINGS (MLT) 01-APR-1998 thru 30-JUN-1998


Source     :    Public

Description                                   Issue #    Currency       Tranche   Bond Amount      US$ Equivalent    Settlement Date
-----------------------------------------------------------------------------------------------------------------    ---------------

USD 50 MILLION 3-YEAR EURONOTE DUE
 MAY 10, 2001                                   694         USD            1         50,000,000        50,000,000        12-MAY-1998
USD 30 MILLION INCREASE OF 3-YEAR EURONOTES
 DUE MAY 10, 2001                               694         USD            2         30,000,000        30,000,000        12-MAY-1998
                                                                                                    -------------
** Total By Currency                                                                                1,410,000,000
                                                                                                    -------------

European currency units
-----------------------
Euro 300 million 30-yr. Callable Zero Coupon
 due Apr. 3, 2028                                55         XEU            1        300,000,000       321,957,000        03-APR-1998

South African Rand
------------------
ZAR 3 BIL. ZERO-CPN 30YR NON-CALL 10YR DUE
 DEC. 29, 2028                                   56         ZAR            1      3,000,000,000       595,533,510        14-APR-1998
ZAR 2 BILLION ZERO CPN 30 YR NON-CALL 10YR DUE
 DEC. 29, 2028                                   56         ZAR            2      2,000,000,000       397,022,340        14-APR-1998
ZAR 1 BIL. IBRD ZERO COUPON EURONOTES DUE
 APRIL 4, 2017                                  572         ZAR            6      1,000,000,000       196,097,660        20-MAY-1998
Increase ZAR 1 billion zero coupon notes due
 May 14, 2012                                   587         ZAR            3      1,000,000,000       198,196,410        03-APR-1998
ZAR 2 Billion Zero Coupon Notes of 1998, due
 Dec. 29, 2028                                  638         ZAR            6      2,000,000,000       396,078,820        30-APR-1998
ZAR 300 Million 33.00% Notes of 1998, due
 April 7, 2003                                  680         ZAR            1        300,000,000        57,506,098        07-APR-1998
ZAR 2 BIL. ZERO COUPON GLOBAL NOTES DUE
 DEC. 31, 2025                                  692         ZAR            1      2,000,000,000       393,584,580        15-MAY-1998
ZAR 2 BIL. INCREASE OF ZERO CPN GLBL NOTES DUE
 DEC. 31, 2025                                  692         ZAR            2      2,000,000,000       393,584,580        15-MAY-1998
ZAR 100 million 12.875% 10 year Euro-notes due
 May 28, 2008                                   701         ZAR            1        100,000,000        19,536,974        28-MAY-1998
ZAR 250 million 17% notes due 10/27/1999        702         ZAR            1        250,000,000        48,463,700        10-JUN-1998
ZAR 100 MILLION 13% EURO-NOTE DUE
 JUNE 10, 2003                                  704         ZAR            1        100,000,000        19,385,480        10-JUN-1998
                                                                                                    -------------
** Total By Currency                                                                                2,716,990,152
                                                                                                    -------------

                                                                                                    -------------
** Total By Source                                                                                  8,702,594,341
                                                                                                    -------------


                        INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                                   LIABILITIES MANAGEMENT SYSTEM

                               SEC Report on Changes in Borrowings
                        NEW BORROWINGS (MLT) 01-APR-1998 thru 30-JUN-1998


Source     :    Private

Description                                   Issue #    Currency       Tranche     Bond Amount    US$ Equivalent    Settlement Date
-----------------------------------------------------------------------------------------------------------------    ---------------

Hong Kong dollars
-----------------

HKD 320 mil. 8.79% Notes due May 11, 2001       697         HKD            1        320,000,000       41,291,655         11-MAY-1998
HKD 300 MILLION 8.65% NOTES DUE JUNE 5, 2001    699         HKD            1        300,000,000       38,714,673         05-JUN-1998
HKD 300 MILLION 9.05% NOTES DUE JUNE 12, 2001   703         HKD            1        300,000,000       38,714,923         12-JUN-1998
                                                                                                   -------------
** Total By Currency                                                                                 118,721,251
                                                                                                   -------------

                                                                                                   -------------
** Total By Source                                                                                   118,721,251
                                                                                                   -------------


                        INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                                   LIABILITIES MANAGEMENT SYSTEM

                               SEC Report on Changes in Borrowings
                        MATURED BORROWINGS (MLT) 01-APR-1998 thru 30-JUN-1998


Source     :    Public

Description                                   Issue #    Currency       Tranche  Redemption Amount  US$ Equivalent   Redemption Date
------------------------------------------------------------------------------------------------------------------   ---------------

Canadian dollars
----------------

6.75% 5-YEAR EUROBONDS OF 1993, DUE              36         CAD            1        250,000,000       173,695,546        16-APR-1998
 APRIL 16, 1998
5.6% CAD NOTES OF 1996, DUE JUNE 25, 1998       538         CAD            1         58,500,000        39,804,042        25-JUN-1998
                                                                                                    -------------
** Total By Currency                                                                                  213,499,588
                                                                                                    -------------


Spanish pesetas
---------------

10.35% Spanish Pesetas Bonds of 1993 due         13         ESP            1     10,000,000,000        65,599,580        25-JUN-1998
 June 25, 1998


Italian lire
------------
11-5/8% ITL BONDS OF 1991 DUE APRIL 23, 1998     16         ITL            1    600,000,000,000       338,516,395        23-APR-1998
ITL 250 BILLION 11% 3-YEAR BONDS OF 1995,       509         ITL            1    250,000,000,000       143,278,792        08-JUN-1998
 DUE JUNE 8, 1998
ITL 200 billion ZERO COUPON BOND DUE            532         ITL            1    200,000,000,0O0       112,833,796        30-APR-1998
 APRIL 30, 1998
                                                                                                    -------------
** Total By Currency                                                                                  594,626,983
                                                                                                    -------------

                        INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                                   LIABILITIES MANAGEMENT SYSTEM

                               SEC Report on Changes in Borrowings
                       MATURED BORROWINGS (MLT) 01-APR-1998 thru 30-JUN-1998


Source     :    Public

Description                                   Issue #    Currency       Tranche  Redemption Amount  US$ Equivalent   Redemption Date
------------------------------------------------------------------------------------------------------------------   ---------------

New Zealand dollars
--------------------

6.65% NZD Notes of 1996, due June 16, 1998      563         NZD            1      100,000,000          50,000,000        16-JUN-1998
                                                                                                    -------------
** Total By Source                                                                                    923,726,151
                                                                                                    -------------










* Indicates Partial Maturity

                        INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                                   LIABILITIES MANAGEMENT SYSTEM

                               SEC Report on Changes in Borrowings
                        MATURED BORROWINGS (MLT) 01-APR-1998 thru 30-JUN-1998


Source     :    Private

Description                                   Issue #    Currency     Tranche  Redemption Amount  US$ Equivalent   Redemption Date
----------------------------------------------------------------------------------------------------------------   ---------------

Swiss francs
------------

7.375% CHP Notes of 1990, Due April 30, 1998    220         CHP          1        100,000,000        67,195,269        30-APR-1998

Netherlands guilders
--------------------

8.125% NLG Private Placement of '85,
 Due '91-2000                                    71         NLG          1         10,000,000         4,990,767        24-MAY-1998 *
                                                                                                  -------------
** Total By Source                                                                                   72,186,036
                                                                                                  -------------










* Indicates Partial Maturity

                        INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                                   LIABILITIES MANAGEMENT SYSTEM

                               SEC Report on Changes in Borrowings
                        MATURED BORROWINGS (MLT) 01-APR-1998 thru 30-JUN-1998


Source     :    Loans

Description                                   Issue #    Currency       Tranche  Redemption Amount  US$ Equivalent   Redemption Date
------------------------------------------------------------------------------------------------------------------   ---------------

Japanese yen
------------

5.80% JPY Loan of 1987, due 1995/2000           124         JPY            1      3,600,000,000        26,431,718        22-JUN-1998
JAPANESE YEN LOAN OF 1987, DUE 1994-1999        129         JPY            1      2,700,000,000        19,823,789        22-JUN-1998
 (Ref. #29)
JAPANESE YEN LOAN OF 1987, DUE 1994-1999        129         JPY            2      3,600,000,000        26,431,718        22-JUN-1998
 (Ref. #29)
JAPANESE YEN LOAN OF 1987, DUE 1994-1999        130         JPY            1      5,000,000,000        37,023,325        20-MAY-1998
JAPANESE YEN LOAN OF 1987, DUE 1995-2000        132         JPY            1      2,700,000,000        20,905,923        17-APR-1998
JAPANESE YEN LOAN OF 1987, DUE 1993-1998        134         JPY            1      6,300,000,000        46,979,866        09-APR-1998
                                                                                                    -------------
** Total By Currency                                                                                  177,596,339
                                                                                                    -------------


Netherlands guilders
--------------------

9.125% f. Loan of 1984, due 1990-2004            54         NLG            1          6,500,000         3,214,798        04-MAY-1998
                                                                                                    -------------
** Total By Source                                                                                    180,811,137
                                                                                                    -------------



* Indicates Partial Maturity

                        INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                                   LIABILITIES MANAGEMENT SYSTEM

                               SEC Report on Changes in Borrowings
                      MATURED BORROWINGS (COLTS) 01-APR-1998 thru 30-JUN-1998


Source     :    Public

Description                                   Issue #    Currency       Tranche  Redemption Amount  US$ Equivalent   Redemption Date
------------------------------------------------------------------------------------------------------------------   ---------------

United States dollars
---------------------

9.15% COLTS DUE 15-APR-1998                     101         USD            1            160,000           160,000        15-APR-1998
10.1% COLTS DUE 01-APR-1998                     141         USD            1            150,000           150,000        01-APR-1998
7.9% COLTS DUE 01-APR-1998                      253         USD            1         18,500,000        18,500,000        01-APR-1998
7.5% COLTS DUE 01-MAY-1998                      296         USD            1          4,000,000         4,000,000        01-MAY-1998
7.425% COLTS DUE 15-MAY 1998                    298         USD            1          5,000,000         5,000,000        15-MAY-1998
9.47% COLTS DUE 11-MAY-1998                     305         USD            1          1,000,000         1,000,000        11-MAY-1998
8.5% COLTS DUE 15-MAY-1998                      317         USD            1            600,000           600,000        15-MAY-1998
9.42% COLTS DUE 13-MAY-1998                     329         USD            1            700,000           700,000        13-MAY-1998
9.56% COLTS DUE 18-MAY-1998                     339         USD            1            500,000           500,000        18-MAY-1998
9.6% COLTS DUE 16-MAY-1998                      342         USD            1            100,000           100,000        18-MAY-1998
9.62% COLTS DUE 20-MAY-1998                     344         USD            1          3,000,000         3,000,000        20-MAY-1998
9.56% COLTS DUE 21-MAY-1998                     367         USD            1            500,000           500,000        21-MAY-1998
9.58% COLTS DUE 20-MAY-1998                     369         USD            1          8,000,000         8,000,000        20-MAY-1998
9.56% COLTS DUE 18-MAY-1998                     384         USD            1            500,000           500,000        18-MAY-1998
9.71% COLTS DUE 26-MAY-1998                     386         USD            1             75,000            75,000        26-MAY-1998
9.76% COLTS DUE 01-JUN-1998                     388         USD            1         10,000,000        10,000,000        01-JUN-1998
9.77% COLTS DUE 27-MAY-1998                     392         USD            1          6,220,000         6,220,000        27-MAY-1998
9.77% COLTS DUE 27-MAY-1998                     393         USD            1          8,500,000         8,500,000        27-MAY-1998
9.76% COLTS DUE 29-MAY-1998                     397         USD            1          1,500,000         1,500,000        29-MAY-1998
7.9% COLTS DUE 01-APR-1998                      398         USD            1          5,000,000         5,000,000        01-APR-1998
9.75% COLTS DUE 29-MAY-1998                     399         USD            1          4,500,000         4,500,000        29-MAY-1998
9.73% COLTS DUE 02-JUN-1998                     405         USD            1          8,500,000         8,500,000        02-JUN-1998
9.73% COLTS DUE 05-JUN-1998                     406         USD            1            505,000           505,000        05-JUN-1998
9.73% COLTS DUE 05-JUN-1998                     407         USD            1         11,655,000        11,655,000        05-JUN-1998
9.72% COLTS DUE 28-MAY-1998                     412         USD            1          2,000,000         2,000,000        28-MAY-1998
9.75% COLTS DUE 02-JUN-1998                     417         USD            1          9,215,000         9,215,000        02-JUN-1998
9.75% COLTS DUE 05-JUN-1998                     418         USD            1         15,000,000        15,000,000        05-JUN-1998


                        INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                                   LIABILITIES MANAGEMENT SYSTEM

                               SEC Report on Changes in Borrowings
                      MATURED BORROWINGS (COLTS) 01-APR-1998 thru 30-JUN-1998


Source     :    Public

Description                                   Issue #    Currency       Tranche  Redemption Amount  US$ Equivalent   Redemption Date
------------------------------------------------------------------------------------------------------------------   ---------------


9.77% COLTS DUE 02-JUN-1998                     422         USD            1         10,000,000        10,000,000        02-JUN-1998
9.625% COLTS DUE 01-JUN-1998                    425         USD            1             50,000            50,000        01-JUN-1998
9.63% COLTS DUE 03-JUN-1998                     426         USD            1            350,000           350,000        03-JUN-1998
9.6% COLTS DUE 18-MAY-1998                      433         USD            1             50,000            50,000        18-MAY-1998
9.63% COLTS DUE 03-JUN-1998                     438         USD            1            550,000           550,000        03-JUN-1998
9.37% COLTS DUE 17-JUN-1998                     470         USD            1             25,000            25,000        17-JUN-1998
9.19% COLTS DUE 23-JUN-1998                     477         USD            1         18,000,000        18,000,000        23-JUN-1998
9.35% COLTS DUE 30-JUN-1998                     481         USD            1             75,000            75,000        30-JUN-1998
9.35% COLTS DUE 30-JUN-1998                     482         USD            1             50,000            50,000        30-JUN-1998
9.35% COLTS DUE 24-JUN-1998                     483         USD            1            150,000           150,000        24-JUN-1998
9.35% COLTS DUE 30-JUN-1998                     484         USD            1            100,000           100,000        30-JUN-1998
9.4% COLTS DUE 24-JUN-1998                      486         USD            1            775,000           775,000        24-JUN-1998
9.46% COLTS DUE 17-JUN-1998                     487         USD            1            100,000           100,000        17-JUN-1998
0% COLTS DUE 29-MAY-1998                        522         USD            1          1,600,000         1,600,000        29-MAY-1998
9.4% COLTS DUE 24-JUN-1998                      954         USD            1             50,000            50,000        24-JUN-1998
9.4% COLTS DUE 24-JUN-1998                      971         USD            1             25,000            25,000        24-JUN-1998
0% COLTS DUE 01-MAY-1998                       1007         USD            1          1,000,000         1,000,000        01-MAY-1998
0% COLTS DUE 01-JUN-1998                       1013         USD            1          1,000,000         1,000,000        01-JUN-1998
9.2% COLTS DUE 27-MAY-1998                     1101         USD            1             50,000            50,000        27-MAY-1998
9.2% COLTS DUE 27-MAY-1998                     1102         USD            1             25,000            25,000        27-MAY-1998
8.625% COLTS DUE 15-JUN-1998                   1269         USD            1            200,000           200,000        15-JUN-1998
7.375% COLTS DUE 10-MAY-1998                   1419         USD            1            365,000           365,000        10-MAY-1998
8% COLTS DUE 01-JUN-1998                       1505         USD            1            300,000           300,000        01-JUN-1998
8.15% COLTS DUE 23-APR-1998                    1536         USD            1             60,000            60,000        23-APR-1998
8.2% COLTS DUE 15-MAY-1998                     1543         USD            1            100,000           100,000        15-MAY-1998
8.28% COLTS DUE 15-MAY-1998                    1544         USD            1            100,000           100,000        15-MAY-1998
                                                                                                    -------------
** Total By Currency                                                                                  160,530,000
                                                                                                    -------------


                                                                                                    -------------
** Total By Source                                                                                    160,530,000
                                                                                                    -------------



                        INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                                   LIABILITIES MANAGEMENT SYSTEM

                               SEC Report on Changes in Borrowings
                        PREPAYMENT ADVICES (MLT) 01-APR-1998 thru 30-JUN-1998


Source     :    Public

Description                                   Issue #    Currency       Tranche  Prepayment Amount  US$ Equivalent   Prepayment Date
------------------------------------------------------------------------------------------------------------------   ---------------

Italian lire
------------

ITL 50 BIL 7.45% CALLABLE BONDS DUE
 MAY 20, 2002                                    31         ITL            1     150,000,000,000        85,133,916       20-MAY-1998
Increase of ITL 50 billion 7.45% Callable
 Bonds due 2002                                  31         ITL            2      50,000,000,000        28,377,972       20-MAY-1998
                                                                                                    --------------
** Total By Currency                                                                                   113,511,888
                                                                                                    --------------

                                                                                                    --------------
** Total By Source                                                                                     113,511,888
                                                                                                    --------------

                        INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                                   LIABILITIES MANAGEMENT SYSTEM

                               SEC Report on Changes in Borrowings
                        PREPAYMENT ADVICES (MLT) 01-APR-1998 thru 30-JUN-1998


Source     :    Loans

Description                                   Issue #    Currency       Tranche  Prepayment Amount  US$ Equivalent   Prepayment Date
------------------------------------------------------------------------------------------------------------------   ---------------

Japanese yen
------------

JPY 2.825% Callable Double-up Issue,
 due May 21, 2007                               220         JPY            1      1,000,000,000         7,476,636        19-MAY-1998
